As filed with the Securities and Exchange Commission on January 23, 2007
Registration No. 333-125953

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐	PRE-EFFECTIVE AMENDMENT NO.

☑	POST-EFFECTIVE AMENDMENT NO. 4
MVC CAPITAL, INC.
(Exact Name of Registrant as Specified in Charter)

287 Bowman Avenue
2nd Floor
Purchase, NY 10577
(Address of Principal Executive Offices)
Registrant’s telephone number, including Area Code: (914) 701-0310
Michael T. Tokarz, Chairman
MVC Capital, Inc.
287 Bowman Avenue
2nd Floor
Purchase, NY 10577
(Name and Address of Agent for Service)

Copies of information to:
George M. Silfen, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
     Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.
     If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a distribution reinvestment plan, check the following box. ☑
     It is proposed that this filing will become effective (check appropriate box):
☑	when declared effective pursuant to section 8(c).
     If appropriate, check the following box:
☐	This [post-effective amendment] designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐	This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is .
CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

		Proposed Maximum	Proposed Maximum	Amount of
	Amount Being	Offering	Aggregate	Registration
Title of Securities Being Registered	Registered	Price per Unit	Offering Price	Fee
Common Stock, $0.01 par value per share(2)
Preferred Stock(2)
Warrants(3)
Debt Securities(4)
Total			$100,000,000(5)	$11,770(1)

(1)	Estimated pursuant to Rule 457 solely for the purpose of determining the registration fee. The proposed maximum offering price per security will be determined, from time to time, by the Registrant in connection with the sale by the Registrant of the securities registered under this registration statement. $11,770 was previously paid.

(2)	Subject to Note 5 below, there is being registered hereunder an indeterminate principal amount of common stock or preferred stock as may be sold, from time to time.

(3)	Subject to Note 5 below, there is being registered hereunder an indeterminate principal amount of warrants as may be sold, from time to time, representing rights to purchase common stock, preferred stock or debt securities.

(4)	Subject to Note 5 below, there is being registered hereunder an indeterminate principal amount of debt securities as may be sold, from time to time. If any debt securities are issued at an original issue discount, then the offering price shall be in such greater principal amount as shall result in an aggregate price to investors not to exceed $100,000,000.

(5)	In no event will the aggregate offering price of all securities issued from time to time pursuant to this registration statement exceed $100,000,000.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.
PRELIMINARY PROSPECTUS
$100,000,000
Common Stock
Preferred Stock
Warrants
Debt Securities
     MVC Capital, Inc. is a closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). Our investment objective is to seek to maximize total return from capital appreciation and/or income. We seek to achieve our investment objective primarily by providing equity and debt financing to small and middle-market companies that are, for the most part, privately owned. No assurances can be given that we will achieve our objective.
     We are managed by The Tokarz Group Advisers LLC, a registered investment adviser.
     We may offer, from time to time, in one or more offerings or series, together or separately, up to $100,000,000 of our common stock, preferred stock, debt securities or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities, which we refer to, collectively, as the “securities.” The securities may be offered at prices and on terms to be described in one or more supplements to this prospectus.
     Our common stock is traded on the New York Stock Exchange under the symbol “MVC.”
     This prospectus, and the accompanying prospectus supplement, if any, sets forth information about us that a prospective investor should know before investing. It includes the information required to be included in a prospectus and statement of additional information. Please read it before you invest and keep it for future reference. You may request a free copy of this prospectus, and the accompanying prospectus supplement, if any, annual and quarterly reports, and other information about us, and make shareholder inquiries by calling (914) 510-9400, by writing to us or from our website at www.mvccapital.com. Additional information about us has been filed with the Securities and Exchange Commission and is available on the Securities and Exchange Commission’s website at www.sec.gov.

     Investing in our securities involves a high degree of risk. Before buying any securities, you should read the discussion of the material risks of investing in our securities in “Risk Factors” beginning on page 16 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

January 23, 2007

     You should rely only on the information contained in this prospectus and the accompanying prospectus supplement, if any. We have not authorized anyone to provide you with additional information, or information different from that contained in this prospectus and the accompanying prospectus supplement, if any. If anyone provides you with different or additional information, you should not rely on it. We are offering to sell, and seeking offers to buy, securities only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this prospectus and the accompanying prospectus supplement, if any, is accurate only as of the date of this prospectus or such prospectus supplement. Our business, financial condition, results of operations and prospects may have changed since then.
ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or SEC, using the “shelf” registration process. Under the shelf registration process, we may offer, from time to time, up to an aggregate of $100,000,000 of our common stock, preferred stock, debt securities or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities on the terms to be determined at the time of the offering. The securities may be offered at prices and on terms described in one or more supplements to this prospectus. This prospectus provides you with a general description of the securities that we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Please carefully read this prospectus and any prospectus supplement together with any exhibits and the additional information described under the heading “Available Information” and the section under the heading “Risk Factors” before you make an investment decision.

PROSPECTUS SUMMARY
     The following summary highlights some of the information in this prospectus. It is not complete and may not contain all the information that you may want to consider. We encourage you to read this entire document and the documents to which we have referred.
     In this prospectus and any accompanying prospectus supplement, unless otherwise indicated, “MVC Capital,” “we,” “us,” “our” or the “Company” refer to MVC Capital, Inc. and its subsidiary, MVC Financial Services, Inc (“MVCFS”), and “TTG Advisers” or the “Adviser” refers to The Tokarz Group Advisers LLC. Unless the context dictates otherwise, “we” also refers to TTG Advisers acting on behalf of MVC Capital.
THE COMPANY
     MVC Capital is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act. MVC Capital provides equity and debt investment capital to fund growth, acquisitions and recapitalizations of small and middle-market companies in a variety of industries primarily located in the United States. Our investments can take the form of common and preferred stock and warrants or rights to acquire equity interests, senior and subordinated loans, or convertible securities. Our common stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “MVC.”
     Although the Company has been in operation since 2000, the year 2003 marked a new beginning for the Company. In February 2003, shareholders elected an entirely new board of directors. The board of directors developed a new long-term strategy for the Company. In September 2003, upon the recommendation of the board of directors, shareholders voted to adopt a new investment objective for the Company of seeking to maximize total return from capital appreciation and/or income. The Company’s prior objective had been limited to seeking long-term capital appreciation from venture capital investments in information technology industries. Consistent with our broader objective, we adopted a more flexible investment strategy of providing equity and debt financing to small and middle-market companies in a variety of industries. With the recommendation of the board of directors, shareholders also voted to appoint Michael Tokarz as Chairman and Portfolio Manager to lead the implementation of our new objective and strategy and to stabilize the existing portfolio. Prior to the arrival of Mr. Tokarz and his new management team in November 2003, the Company had experienced significant valuation declines from investments made by the former management team. After only three quarters of operations under the new management team, the Company posted a profitable third quarter for fiscal 2004, reversing a trend of 12 consecutive quarters of net investment losses and earned a profit for the entire fiscal year. The Company has continued to be profitable in each of the last eight quarters since then and has recorded net operating income of approximately $5.7 million and $3.9 million for the fiscal years ended October 31, 2005 and October 31, 2006, respectively. The change in net assets resulting from operations increased from $11.6 million at the end of fiscal 2004 to $26.3 million as of the end of fiscal 2005 and to $47.3 million as of the end of fiscal 2006.
     On September 7, 2006, the shareholders of the Company approved the Investment Advisory and Management Agreement, dated October 31, 2006 (the “Advisory Agreement”) (with over 92% of the votes cast on the agreement voting in its favor), which provided for the Company to be externally managed by The Tokarz Group Advisers LLC (“TTG Advisers”). The agreement took effect on November 1, 2006. TTG Advisers was organized to provide investment advisory and management services to the Company and other investment vehicles. TTG Advisers is a registered investment adviser that is controlled by Mr. Tokarz. All of the individuals (including the Company’s investment professionals) that had been previously employed by the Company as of the fiscal year ended October 31, 2006 are now employed by TTG Advisers and are expected to continue to provide services to the Company. It is anticipated that the Company’s investment strategy and selection process will remain the same under the externalized management structure.
ABOUT MVC CAPITAL
     The Company is managed by TTG Advisers, the Company’s investment adviser. The investment team of TTG Advisers is headed by Michael Tokarz, who has over 30 years of lending and investment experience. TTG Advisers has a dedicated originations and transaction development investment team with significant experience in private equity, leveraged finance, investment banking, distressed debt transactions and business operations. The members of the investment team have invested in and managed businesses during both recessionary and expansionary periods and through full interest rate cycles and financial market conditions. TTG Advisers has eight full-time investment professionals and one part-time investment professional, the majority of whom were previously employed by the

Company. TTG Advisers also uses the services of other investment professionals with whom it has developed long-term relationships, on an as-needed basis. In addition, TTG Advisers employs five other full-time professionals and one part-time professional who manage the operations of the Company and provide investment support functions both directly and indirectly to our portfolio companies. As TTG Advisers grows, it expects to hire, train, supervise and manage new employees at various levels, many of which would be expected to provide services to the Company.
     Fiscal year 2006 represented a positive year for the Company. The Company made 16 new investments and eight follow-on investments. The Company committed a total of $166.3 million of capital in fiscal 2006, compared to $53.8 million and $60.7 million in fiscal 2005 and 2004, respectively. The fiscal 2006 new investments included: Turf Products, LLC (“Turf”), Strategic Outsourcing, Inc. (“SOI”), Henry Company (“Henry”), SIA BM Auto (“BM Auto”), Storage Canada, LLC (“Storage Canada”), Phoenix Coal Corporation (“Phoenix”), Harmony Pharmacy & Health Center, Inc. (“Harmony Pharmacy”), Total Safety U.S., Inc. (“Total Safety”), PreVisor, Inc. (“PreVisor”), Marine Exhibition Corporation (“Marine”), BP, Velocitius B.V. (“Velocitius”), Summit Research Labs, Inc. (“Summit”), Octagon, auto MOTOL BENI (“BENI”), and Innovative Brands LLC (“Innovative Brands”). The fiscal 2006 follow-on investments included: Dakota, Baltic, SGDA, Amersham, Timberland, SP, Harmony, and Velocitius.
     The fiscal 2005 investments included: JDC Lighting, LLC (“JDC”), SGDA Sanierungsgesellschaft fur Deponien und Altasten mbH (“SGDA”), SP Industries, Inc. (“SP”), BP Clothing, LLC (“BP”), Ohio Medical Corporation (“Ohio”), Amersham Corporation (“Amersham”), Timberland Machines & Irrigation, Inc. (“Timberland”), Vestal Manufacturing Enterprises, Inc. (“Vestal”), and Impact Confections, Inc. (“Impact”).
     We continue to perform due diligence and seek new investments that are consistent with our objective of maximizing total return from capital appreciation and/or income. We believe that we have extensive relationships with private equity firms, investment banks, business brokers, commercial banks, accounting firms, law firms, hedge funds, other investment firms, industry professionals and management teams of several companies, which can continue to provide us with investment opportunities.
     We are currently working on an active pipeline of potential new investment opportunities. We expect that our equity and loan investments will generally range between $3 million and $25 million each, though we may occasionally invest smaller or greater amounts of capital depending upon the particular investment. While the Company does not adhere to a specific equity and debt asset allocation mix, no more than 25% of the value of our total assets may be invested in the securities of one issuer (other than U.S. government securities), or of two or more issuers that are controlled by us and are engaged in the same or similar or related trades or businesses as of the close of each quarter. Our portfolio company investments are typically illiquid and are made through privately negotiated transactions. We generally seek to invest in companies with a history of strong, predictable, positive EBITDA (net income before net interest expense, income tax expense, depreciation and amortization).
     Our portfolio company investments currently consist of common and preferred stock, other forms of equity interest and warrants or rights to acquire equity interests, senior and subordinated loans, and convertible securities. At October 31, 2006, the value of all investments in portfolio companies was approximately $275.9 million and our gross assets were approximately $347.0 million.
     We expect that our investments in senior loans and subordinated debt will generally have stated terms of three to ten years. However, there is no limit on the maturity or duration of any security in our portfolio. Our debt investments are not, and typically will not be, rated by any rating agency, but we believe that if such investments were rated, they would be below investment grade (rated lower than “Baa3” by Moody’s or lower than “BBB-” by Standard & Poor’s). In addition, we may invest without limit in debt of any rating, including debt that has not been rated by any nationally recognized statistical rating organization.
     Our board of directors has the authority to change any of the strategies described in this prospectus without seeking the approval of our shareholders. However, the 1940 Act prohibits us from altering or changing our investment objective, strategies or policies such that we cease to be a business development company, nor can we voluntarily withdraw our election to be regulated as a business development company, without the approval of the holders of a “majority,” as defined in the 1940 Act, of our outstanding voting securities.
COMPETITIVE ADVANTAGES
     We believe that we enjoy the following competitive advantages over various other capital providers to small and middle-market companies:
     Existing Investment Platform: As of October 31, 2006, we had approximately $347 million in gross assets under management. The Company made 16 new investments and eight follow-on investments pursuant to its new strategy of maximizing capital appreciation and/or income. We believe that our current investment platform provides us with the ability to, among other things, identify unique investment opportunities and conduct marketing activities and extensive due diligence for potential investments.
     New Capital Sources: We have ongoing access to sources of capital from the public debt and equity markets. This allows us access to different sources of capital versus private funds within a short time frame.
     Oversight: The public nature of the Company allows for oversight not normally found in a typical private equity firm. This oversight is provided by the SEC, the NYSE, the Company’s board of directors and, most importantly, the Company’s shareholders. The Company, through its periodic filings with the SEC, provides transparency into its investment portfolio and operations thus allowing shareholders access to information about the Company on a regular basis.
     Patient Capital: The Company’s public nature allows its shareholders to freely trade its stock. Due to this fact, the Company can be more patient with its invested capital as there is not a limited investment horizon or fund life which is normally seen in typical private equity funds.
     Seasoned Investment Team: We capitalize on the team’s significant combined experience in investing in leveraged loans, high yield bonds, mezzanine debt, distressed debt, private equity transactions and business operations. Collectively, the investment team has significant capital markets, investing and research experience and has invested and managed during both recessionary and expansionary periods and through full interest rate cycles and financial market conditions. We believe that the investment team’s extensive relationships with financial institutions and companies, across a broad range of industries, provides us with the ability to identify and invest in small and middle-market companies.
     Counsel to Portfolio Companies: We provide support for our portfolio companies in different ways including: offering advice to senior management on strategies for realizing their objectives, advising or participating on their boards of directors, offering ideas to help increase sales, reviewing monthly/quarterly financial statements, offering advice on improving margins and saving costs, helping to augment the management team, and providing access to external resources (e.g., financial, legal, accounting, or technology).
     Diverse Industry Knowledge: We provide financing to companies in a variety of industries. We generally look at companies with secure market niches and a history of predictable or dependable cash flows in which members of the investment team have prior investment experience. We believe that the ability to invest in portfolio companies in various industries has the potential to give our portfolio greater diversity.
     Creative and Extensive Transaction Structuring: We are flexible in the types of securities in which we invest and their structures. We believe that the investment team’s creativity and flexibility in structuring investments, coupled with our ability to invest in portfolio companies across various industries, gives us the ability to identify unique investment opportunities and provides us with the opportunity to be a “one-stop” capital provider to numerous small and middle-market companies.
     Disciplined and Opportunistic Investment Philosophy: Our investment philosophy and method of portfolio construction involves an assessment of the overall macroeconomic environment, financial markets and company-specific research and analysis. While the composition of our portfolio may change based on our opportunistic investment philosophy, we continue to seek to provide long-term equity and debt investment capital to small and middle-market companies that we believe will provide us strong returns on our investments while taking into consideration the overall risk profile of the specific investment.
     Tax Status and Capital Loss Carryforwards: It is the policy of the Company to meet the requirements for qualification as a “regulated investment company” (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Company is not subject to federal income tax to the extent that it distributes substantially all of its investment company taxable income and net realized gains for its taxable year (see “Federal Income Tax Matters”). This allows us to attract different kinds of investors than other publicly held corporations. The Company is also exempt from excise tax if it distributes 98% of its ordinary income and/or capital gains during each calendar year. As of October 31, 2006, the Company had a net capital loss carryforward of $73,524,707, of which $28,213,867 will expire in the year 2010, $4,220,380 will expire in the year 2011, $37,794,910 will expire in the year 2012 and $3,295,550 will expire in the year 2013. To the extent future capital gains are offset by capital loss carryforwards, such gains need not be distributed.
     Capital loss carryforwards may be subject to additional limitations as a result of capital share activity. As of October 31, 2006, the Company also had net unrealized capital loss carryforwards of approximately $11.6 million.

OPERATING AND REGULATORY STRUCTURE
     Our tax status generally allows us to “pass-through” our income to our shareholders as dividends without the imposition of corporate level of taxation, if certain requirements are met. See “Federal Income Tax Matters.”
     As a business development company, we are required to meet certain regulatory tests, the most significant relating to our investments and borrowings. We are required to have at least 70% of the value of our total assets invested in “eligible portfolio companies” or cash or cash equivalents. Generally, U.S.-based, privately held or thinly-traded public companies are deemed “eligible portfolio companies” under the 1940 Act. A business development company must also maintain a coverage ratio of assets to borrowings of at least 200%. See “Certain Government Regulations.”
     As a business development company, we must make available significant managerial assistance to our portfolio companies. We provide support for our portfolio companies in several different ways including: offering advice to senior management on strategies for realizing their objectives, advising or participating on their boards of directors, offering ideas to help increase sales, reviewing monthly/quarterly financial statements, offering advice on improving margins and saving costs, helping to augment the management team, and providing access to external resources (e.g., financial, legal, accounting, or technology). We may receive fees for these services.
PLAN OF DISTRIBUTION
     We may offer, from time to time, up to $100,000,000 of our common stock, preferred stock, debt securities or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities, on terms to be determined at the time of the offering.
     Securities may be offered at prices and on terms described in one or more supplements to this prospectus directly to one or more purchasers, through agents designated from time to time by us, or to or through underwriters or dealers. The supplement to this prospectus relating to the offering will identify any agents or underwriters involved in the sale of our securities, and will set forth any applicable purchase price, fee and commission or discount arrangement or the basis upon which such amount may be calculated.
     We may not sell securities pursuant to this prospectus without delivering a prospectus supplement describing the method and terms of the offering of such securities. See “Plan of Distribution.”
USE OF PROCEEDS
     We intend to use the net proceeds from the sale of our securities for general corporate purposes, including investing in portfolio companies in accordance with our investment objective and strategy and repaying debt. Pending such investments, we will hold the net proceeds from the sale of our securities in cash or invest all or a portion of such net proceeds in short term, highly liquid investments. The supplement to this prospectus relating to an offering will more fully identify the use of the proceeds from such offering.
DETERMINATION OF COMPANY’S NET ASSET VALUE
     Pursuant to the requirements of the 1940 Act, we value our portfolio securities at their current market value or, if market quotations are not readily available, at their estimates of fair values. Because our portfolio company investments generally do not have readily ascertainable market values, we record these investments at fair value in accordance with Valuation Procedures adopted by our board of directors. Our board of directors may also hire independent consultants to review our Valuation Procedures or to conduct an independent valuation of one or more of our portfolio investments.
     At October 31, 2006, approximately 79.5% of our total assets represented portfolio investments recorded at fair value. Pursuant to our Valuation Procedures, our Valuation Committee (“Valuation Committee”) (which is currently comprised of three independent directors) determines fair valuations of our portfolio companies on a quarterly basis (or more frequently, if deemed appropriate under the circumstances). Any changes in valuation are recorded in the statements of operations as “Net unrealized gain (loss) on investments.”

     There is no one methodology to determine fair value and, in fact, for any portfolio security, fair value may be expressed as a range of values, from which we derive a single estimate of fair value. We specifically value each individual investment and record unrealized depreciation for an investment that we believe has become impaired, including where collection of a loan or realization of an equity security is doubtful or diminished. Conversely, we will record unrealized appreciation if we have an indication (based on a significant development) that the underlying portfolio company has appreciated in value and, therefore, our equity security has also appreciated in value, where appropriate. Without a readily ascertainable market value and because of the inherent uncertainty of fair valuation, the fair value of our investments may differ significantly from the values that would have been used had a ready market existed for the investments, and the differences could be material.
DISTRIBUTIONS
     Currently, the Company has a policy of seeking to pay quarterly dividends to shareholders. Our quarterly dividends, if any, will be determined by our board of directors. Most recently, on December 14, 2006, our board of directors declared a regular quarterly dividend of $0.12 per share and an additional special dividend of $0.06 which was paid on January 5, 2007 to shareholders of record on December 28, 2006.
     We intend to continue to qualify for treatment as a RIC under Subchapter M of the Code. To qualify for such treatment, in addition to meeting other requirements, we must distribute to our shareholders for each taxable year at least 90% of (i) our investment company taxable income (consisting generally of net investment income from interest and dividends and net short term capital gains) and (ii) our net tax-exempt interest, if any. See “Federal Income Tax Matters.”
DIVIDEND REINVESTMENT PLAN
     All of our shareholders who hold shares of common stock in their own name will automatically be enrolled in our dividend reinvestment plan (the “Plan”). All such shareholders will have any cash dividends and distributions automatically reinvested by Computershare Ltd. (f/k/a EquiServe) (the “Plan Agent”) in additional shares of our common stock. Any shareholder may, of course, elect to receive his or her dividends and distributions in cash. Currently, the Company has a policy of seeking to pay quarterly dividends to shareholders. For any of our shares that are held by banks, brokers or other entities that hold our shares as nominees for individual shareholders, the Plan Agent will administer the Plan on the basis of the number of shares certified by any nominee as being registered for shareholders that have not elected to receive dividends and distributions in cash. To receive your dividends and distributions in cash, you must notify the Plan Agent.
     The Plan Agent serves as agent for the shareholders in administering the Plan. If we declare a dividend or distribution payable in cash or in additional shares of our common stock, those shareholders participating in the Plan will receive their dividend or distribution in additional shares of our common stock. Such shares will be either newly issued by us or purchased in the open market by the Plan Agent. If the market value of a share of our common stock on the payment date for such dividend or distribution equals or exceeds the net asset value per share on that date, we will issue new shares at the net asset value. If the net asset value exceeds the market price of our common stock, the Plan Agent will purchase in the open market such number of shares as is necessary to complete the distribution.
CORPORATE INFORMATION
     Our principal executive office is located at 287 Bowman Avenue, 2nd Floor, Purchase, New York 10577 and our telephone number is (914) 701-0310.
     Our Internet website address is http://www.mvccapital.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website to be part of this prospectus unless otherwise indicated.

RISK FACTORS
     Investment in MVC Capital involves certain significant risks relating to our business and investment objective. We have identified below a summary of these risks. For a more complete description of the risk factors impacting an investment in our securities, we urge you to read the “Risk Factors” section. There can be no assurance that we will achieve our investment objective and an investment in the Company should not constitute a complete investment program for an investor.
BUSINESS RISKS
•	We depend on key personnel of TTG Advisers, especially Mr. Tokarz, in seeking to achieve our investment objective.

•	Our investment adviser, TTG Advisers, is a newly-formed entity.

•	Our returns may be substantially lower than the average returns historically realized by the private equity industry as a whole.

•	Substantially all of our portfolio investments are recorded at “fair value” and, as a result, there is a degree of uncertainty regarding the carrying values of our portfolio investments.

•	Economic recessions or downturns could impair our portfolio companies and harm our operating results.

•	We may not realize gains from our equity investments.

•	The market for private equity investments can be highly competitive. In some cases, our status as a regulated business development company may hinder our ability to participate in investment opportunities.

•	Loss of pass-through tax treatment would substantially reduce net assets and income available for dividends.

•	Changes in the law or regulations that govern us could have a material impact on our business.

•	Results may fluctuate and may not be indicative of future performance.

•	Our common stock price can be volatile.

•	We are subject to market discount risk.

•	We have not established a minimum dividend payment level and we cannot assure you of our ability to make distributions to our shareholders in the future.

•	We have borrowed and may continue to borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us.

•	Changes in interest rates may affect our cost of capital and net operating income.

•	We may be unable to meet our covenant obligations under our credit facility which could adversely affect our business.

•	We have a limited operating history upon which you can evaluate our new management team.

•	A portion of our existing investment portfolio was not selected by the investment team of TTG Advisers.

•	Under the Advisory Agreement, TTG Advisers is entitled to compensation based on our portfolio’s performance. This arrangement may result in riskier or more speculative investments in an effort to maximize incentive compensation.

•	There are potential conflicts of interest that could impact our investment returns.

•	The war with Iraq, terrorist attacks and other acts of violence or war may affect any market for our common stock, impact the businesses in which we invest and harm our operations and our profitability.

•	Our financial condition and results of operations will depend on our ability to effectively manage our future growth.
INVESTMENT RISKS
•	Investing in private companies involves a high degree of risk.

•	Our investments in portfolio companies are generally illiquid.

•	Our investments in small and middle-market privately-held companies are extremely risky and the Company could lose its entire investment.

•	Our borrowers may default on their payments, which may have an effect on our financial performance.

•	Our investments in mezzanine and other debt securities may involve significant risks.

•	When we are a debt or minority equity investor in a portfolio company, we may not be in a position to control the entity, and management of the company may make decisions that could decrease the value of our portfolio holdings.

•	We may choose to waive or defer enforcement of covenants in the debt securities held in our portfolio, which may cause us to lose all or part of our investment in these companies.

•	Our portfolio companies may incur obligations that rank equally with, or senior to, our investments in such companies. As a result, the holders of such obligations may be entitled to payments of principal or interest prior to us, preventing us from obtaining the full value of our investment in the event of an insolvency, liquidation, dissolution, reorganization, acquisition, merger or bankruptcy of the relevant portfolio company.

•	Our portfolio investments may be concentrated in a limited number of portfolio companies, which would magnify the effect if one of those companies were to suffer a significant loss. This could negatively impact our ability to pay dividends and cause you to lose all or part of your investment.

•	Investments in foreign debt or equity may involve significant risks in addition to the risks inherent in U.S. investments.
OFFERING RISKS
•	Our common stock price can be volatile.

•	Investing in our securities may involve an above average degree of risk.

•	We may allocate the net proceeds from this offering in ways with which you may not agree.

•	Sales of substantial amounts of our securities may have an adverse effect on the market price of our securities.

•	Future offerings of debt securities, which would be senior to our common stock upon liquidation, or equity securities, which could dilute our existing shareholders and be senior to our common stock for the purposes of distributions, may harm the value of our common stock.

SELECTED CONDENSED CONSOLIDATED FINANCIAL DATA
     You should read the condensed consolidated financial information below with the Consolidated Financial Statements and Notes thereto included in this prospectus. Financial information for the fiscal years ended October 31, 2006, 2005, 2004 and 2003 are derived from the consolidated financial statements, which have been audited by [ ], the Company’s current independent registered public accounting firm. The following selected financial data for the fiscal year ended October 31, 2002 is derived from the financial statements, which were audited by the Company’s former independent public accounting firm. Quarterly financial information is derived from unaudited financial data, but in the opinion of management, reflects all adjustments (consisting only of normal recurring adjustments), which are necessary to present fairly the results for such interim periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 27 for more information.

	Year Ended October 31,
	2006	2005	2004	2003	2002
	(In thousands; except per share data )
Operating Data:
Interest and related portfolio income:
Interest and dividend income	$13,909	$9,457	$2,996	$2,833	$3,740
Fee income	3,828	1,809	926	62	—
Other income	771	933	64	—	—

Total operating income	18,508	12,199	3,986	2,895	3,740

Expenses:
Employee	3,499	2,336	1,366	2,476	696
Incentive compensation (Note 5)	6,055	1,117	—	—	—
Administrative	3,420	3,021	2,891	8,911	2,573
Interest and other borrowing costs	1,594	31	2	—	—
Management fee	—	—	—	—	3,593

Total operating expenses	14,568	6,505	4,259	11,387	6,862

Litigation recovery of management fees (Note 12, 13)	—	—	370	—	—
	3,940	5,694	97	(8,492)	(3,122)
Tax expense (benefit), net	159	(101)	79	—	—

Net operating income (loss)	3,781	5,795	18	(8,492)	(3,122)

Net realized and unrealized gains (losses):

Net realized gains (losses)	5,221	(3,295)	(37,795)	(4,220)	(33,469)

Net change in unrealized appreciation (depreciation)	38,334	23,768	49,382	(42,771)	(21,765)

Net realized and unrealized gains (losses) on investments	43,555	20,473	11,587	(46,991)	(55,234)

Net increase (decrease) in net assets resulting from operations	$47,336	$26,268	$11,605	$(55,483)	$(58,356)

Per Share:
Net increase (decrease) in net assets per share resulting from operations	$2.48	$1.45	$0.91	$(3.42)	$(3.54)
Dividends per share	$0.48	$0.24	$0.12	$—	$0.04
Balance Sheet Data:
Portfolio at value	$275,892	$122,298	$78,520	$24,071	$54,194
Portfolio at cost	286,851	171,591	151,582	146,515	133,864
Total assets	347,047	201,379	126,577	137,880	196,511
Shareholders’ equity	236,993	198,707	115,567	137,008	195,386
Shareholders’ equity per share (net asset value)	$12.41	$10.41	$9.40	$8.48	$11.84
Common shares outstanding at period end	19,094	19,087	12,293	16,153	16,500
Other Data:
Number of Investments funded in period	24	9	7	5	10
Investments funded ($) in period	$166,300	$53,836	$60,710	$21,955	$26,577

	2006				2005				2004
	Qtr 4	Qtr 3	Qtr 2	Qtr 1	Qtr 4	Qtr 3	Qtr2	Qtr 1	Qtr 4	Qtr 3(1)	Qtr 2	Qtr 1
	(in thousands except per share data)
Quarterly Data (Unaudited):

Total operating income	6,104	4,607	3,915	3,882	3,361	4,404	2,439	1,995	1,811	951	508	716
Net operating income (loss) before net realized and unrealized gains	1,723	1,072	156	830	1,612	2,480	821	882	665	281	(498)	(430)
Net increase (decrease) in net assets resulting from operations	15,866	8,046	11,117	12,307	8,933	10,310	4,360	2,665	3,274	4,922	1,104	2,305
Net increase (decrease) in net assets resulting from operations per share	0.83	0.42	0.58	0.65	0.46	0.58	0.23	0.18	0.27	0.41	0.09	0.14
Net assets value per share	12.41	11.70	11.40	10.94	10.41	10.06	9.64	9.41	9.40	9.25	8.85	8.76

(1)	Data for 2004 differs from that which was filed on Form 10-Q on September 9, 2004, due to a reclassification of investment income and related expenses which had previously been accrued for.

(2)	The administrative expenses for the year ended October 31, 2003 included approximately $ 4.0 million of proxy/litigation fees and expenses. These are non-recurring expenses.
FEES AND EXPENSES
     This table describes the various costs and expenses that an investor in our common stock will bear directly or indirectly.
Shareholder Transaction Expenses

Sales load	%	(1)
Offering expenses borne by us (as a percentage of offering price)%		(2)
Total shareholder transaction expenses (as a percentage of offering price)%		(3)
Estimated Annual Expenses (as a percentage of average consolidated net assets attributable to common stock)(4)
Management fees	2.61	%(5)
Incentive fees payable under Advisory Agreement (20% of net realized capital gains (on new portfolio) and 20% of pre-incentive fee net operating income)	2.82	%(5)
Other expenses	1.31	%(6)
Interest payments on borrowed funds	0.74	%(7)
Total annual expenses	7.48%
Amount waived under Expense Cap	0.67	%(8)
Total annual expenses after Expense Cap	6.81%

(1)	In the event that the securities to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will disclose the applicable sales load.

(2)	The related prospectus supplement will disclose the estimated amount of offering expenses, the offering price and the offering expenses borne by us as a percentage of the offering price.

(3)	The related prospectus supplement will disclose the offering price and the total shareholder transaction expenses as a percentage of the offering price.

(4)	“Consolidated average net assets attributable to common stock” equals net assets (i.e., average total consolidated assets less average total consolidated liabilities) at October 31, 2006. The SEC requires that “Total annual expenses” be calculated as a percentage of net assets in the above chart rather than as a percentage of total assets. Total assets includes assets that have been funded with borrowed monies (leverage). For reference, the below chart illustrates our “Total annual expenses” as a percentage of total assets:
Estimated Annual Expenses (as a percentage of total assets)

Management fees	2.00	%(5)
Incentive fees payable under Advisory Agreement (20% of net realized capital gains (on new portfolio) and 20% of pre-incentive fee net operating income)	2.16	%(5)
Other expenses	1.00	%(6)
Interest payments on borrowed funds	0.57	%(7)
Total annual expenses	5.73%

Amount waived under Expense Cap	0.52	%(8)
Total annual expenses after Expense Cap	5.21%

(5)	Pursuant to the Advisory Agreement, the Company pays TTG Advisers a management fee and an incentive fee. The management fee is calculated at an annual rate of 2% of our total assets (excluding cash and the value of any investment by the Company not made in a portfolio company (“Non-Eligible Assets”) but including assets purchased with borrowed funds that are not Non-Eligible Assets). The incentive fee payable to TTG Advisers is based on our performance and may not be paid unless we achieve certain goals. The incentive fee percentage is based on the current reserve for incentive compensation (as of October 31, 2006), which, under Mr. Tokarz’s employment agreement with the Company (which terminated upon the effectiveness of the Advisory Agreement), remains unpaid until certain realization events occur. For a more complete description of the management and incentive fees, please see “Advisory Agreement” on page 76 below.

(6)	“Other expenses” are based on actual expenses incurred for the fiscal year ended October 31, 2006. However, these expenses exclude expenses that would not have been incurred had the Advisory Agreement been in effect during the fiscal year.

(7)	The estimate is based on borrowings outstanding as of October 31, 2006 and our assumption is that our borrowings and interest costs after an offering will remain similar to the amounts outstanding and incurred for the fiscal year ended October 31, 2006. See “Risk Factors—Business Risks—We have borrowed and may continue to borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(8)	TTG Advisers has agreed to an Expense Cap for each of the next two full fiscal years (i.e., fiscal 2007 and 2008) pursuant to which it will absorb or reimburse operating expenses of the Company (promptly following the completion of such year), to the extent necessary to limit the Company’s Expense Ratio (as defined below) for any such year to 3.25%; provided however, if, on October 31, 2007, the Company’s net assets have not increased by at least 5% from October 31, 2006, the dollar value of the Expense Cap shall increase by 5% for fiscal 2008. The Expense Cap is described further in “Advisory Agreement” on page 76 below.
Example
     The following example, required by the SEC, demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in us. In calculating the following expense amounts, we assumed we would have no leverage and that our operating expenses would remain at the levels set forth in the table above.

	1 Year	3 Years	5 Years	10 Years
You would pay the following cumulative expenses on a $1,000 investment, assuming a 5.0% annual return	$67	$199	$325	$622
     Although the example assumes (as required by the SEC) a 5.0% annual return, our performance will vary and may result in a return of greater or less than 5.0%. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in the dividend reinvestment plan may receive shares of common stock that we issue at net asset value or are purchased by the administrator of the dividend reinvestment plan, at the market price in effect at the time, which may be at or below net asset value. See “Dividend Reinvestment Plan.”
     The example should not be considered a representation of future expenses, and the actual expenses may be greater or less than those shown.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
     We have filed with the SEC a registration statement on Form N-2 together with all amendments and related exhibits under the Securities Act of 1933. The registration statement contains additional information about us and the common stock being offered by this prospectus. You may inspect the registration statement and the exhibits without charge at the SEC at 100 F Street, NE, Washington, DC 20549. You may obtain copies from the SEC at prescribed rates.
     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect our SEC filings, without charge, at the public reference facilities of the SEC at 100 F Street, NE, Washington, DC 20549. The SEC also maintains a web site at http://www.sec.gov that contains our SEC filings. You can also obtain copies of these materials from the public reference section of the SEC at 100 F Street, NE, Washington, DC 20549, at prescribed rates. Please call the SEC at 1-202-551-8090 for further information on the public reference room. Copies may also be obtained, after paying a duplicating fee, by electronic request to publicinfo@sec.gov or by written request to Public Reference Section, Washington, DC 20549-0102. You can also inspect reports and other information we file at the offices of the NYSE, and you are able to inspect those at 20 Broad Street, New York, NY 10005.

RISK FACTORS
     Investing in MVC Capital involves a number of significant risks relating to our business and investment objective. As a result, there can be no assurance that we will achieve our investment objective. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our common stock. The Company’s risk factors include those directly related to the Company’s business, its investments, and potential offerings.
BUSINESS RISKS
     Business risks are risks that are associated with general business conditions, the economy, and the operations of the Company. Business risks are not risks associated with our specific investments or an offering of our securities.
We depend on key personnel of TTG Advisers, especially Mr. Tokarz, in seeking to achieve our investment objective.
     We depend on the continued services of Mr. Tokarz and certain other key management personnel of TTG Advisers. If we were to lose access to any of these personnel, particularly Mr. Tokarz, it could negatively impact our operations and we could lose business opportunities. Mr. Tokarz has entered into an agreement with TTG Advisers pursuant to which he has agreed to serve as the Company’s Portfolio Manager for the full twenty-four calendar months following November 1, 2006, absent the occurrence of certain extraordinary events. Furthermore, the Advisory Agreement may not be terminated by TTG Advisers during the initial two-year term of the Advisory Agreement. However, there is still a risk that Mr. Tokarz’s expertise may be unavailable to the Company, which could significantly impact the Company’s ability to achieve its investment objective.
Our investment adviser, TTG Advisers, is a newly-formed entity.
     Our future success depends to a significant extent on the services of our investment adviser. We are dependent for the selection, structuring, closing, and monitoring of our investment on the diligence and skill of our newly-formed investment adviser. TTG Advisers identifies, evaluates, structures, monitors and disposes of our investments, and the services it provides significantly impact our results of operations. Because TTG Advisers is newly formed, it has a limited operating history and limited equity capital. However, Mr. Tokarz and the Company’s investment and operations professionals that had been employed by the Company, as of the fiscal year ended October 31, 2006, are now employed by TTG Advisers and are expected to continue to provide services to the Company.
Our returns may be substantially lower than the average returns historically realized by the private equity industry as a whole.
     Past performance of the private equity industry is not necessarily indicative of that sector’s future performance, nor is it necessarily a good proxy for predicting the returns of the Company. We cannot guarantee that we will meet or exceed the rates of return historically realized by the private equity industry as a whole. Additionally, our overall returns are impacted by certain factors related to our structure as a publicly-traded business development company, including:
•	the lower return we are likely to realize on short-term liquid investments during the period in which we are identifying potential investments, and

•	the periodic disclosure required of business development companies, which could result in the Company being less attractive as an investor to certain potential portfolio companies.
Substantially all of our portfolio investments are recorded at “fair value” and, as a result, there is a degree of uncertainty regarding the carrying values of our portfolio investments.

     Pursuant to the requirements of the 1940 Act, because our portfolio company investments do not have readily ascertainable market values, we record these investments at fair value in accordance with Valuation Procedures adopted by our board of directors.
     At October 31, 2006, approximately 79.5% of our total assets represented portfolio investments recorded at fair value.
     There is no single standard for determining fair value in good faith. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments we make. We specifically value each individual investment and record unrealized depreciation for an investment that we believe has become impaired, including where collection of a loan or realization of an equity security is doubtful. Conversely, we will record unrealized appreciation if we have an indication (based on a significant development) that the underlying portfolio company has appreciated in value and, therefore, our equity security has also appreciated in value, where appropriate. Without a readily ascertainable market value and because of the inherent uncertainty of fair valuation, fair value of our investments may differ significantly from the values that would have been used had a ready market existed for the investments, and the differences could be material.
     Pursuant to our valuation procedures, our Valuation Committee (which is currently comprised of three independent directors) reviews, considers and determines fair valuations on a quarterly basis (or more frequently, if deemed appropriate under the circumstances). Any changes in valuation are recorded in the statements of operations as “Net change in unrealized appreciation (depreciation) on investments.”
Economic recessions or downturns could impair our portfolio companies and harm our operating results.
     Many of the companies in which we have made or will make investments may be susceptible to economic slowdowns or recessions. An economic slowdown may affect the ability of a company to engage in a liquidity event. These conditions could lead to financial losses in our portfolio and a decrease in our revenues, net income and assets.
     Our overall business of making private equity investments may be affected by current and future market conditions. The absence of an active mezzanine lending or private equity environment may slow the amount of private equity investment activity generally. As a result, the pace of our investment activity may slow, which could impact our ability to achieve our investment objective. In addition, significant changes in the capital markets could have an effect on the valuations of private companies and on the potential for liquidity events involving such companies. This could affect the amount and timing of any gains realized on our investments.
We may not realize gains from our equity investments.
     When we invest in mezzanine and senior debt securities, we may acquire warrants or other equity securities as well. We may also invest directly in various equity securities. Our goal is ultimately to dispose of such equity interests and realize gains upon our disposition of such interests. However, the equity interests we receive or invest in may not appreciate in value and, in fact, may decline in value. In addition, the equity securities we receive or invest in may be subject to restrictions on resale during periods in which it would be advantageous to resell. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.
The market for private equity investments can be highly competitive. In some cases, our status as a regulated business development company may hinder our ability to participate in investment opportunities.
     We face competition in our investing activities from private equity funds, other business development companies, investment banks, investment affiliates of large industrial, technology, service and financial companies, small business investment companies, wealthy individuals and foreign investors. As a regulated business development company, we are required to disclose quarterly the name and business description of portfolio companies and the value of any portfolio securities. Many of our competitors are not subject to this disclosure requirement. Our obligation to disclose this information could hinder our ability to invest in certain portfolio companies. Additionally, other regulations, current and future, may make us less attractive as a potential investor to a given portfolio company than a private equity fund not subject to the same regulations. Furthermore, some of our competitors have greater resources than we do. Increased competition would make it more difficult for us to purchase or originate investments at attractive prices. As a result of this competition, sometimes we may be precluded from making certain investments.
Loss of pass-through tax treatment would substantially reduce net assets and income available for dividends.
     We have operated to qualify as a RIC. If we meet source of income, diversification and distribution requirements, we will qualify for effective pass-through tax treatment. We would cease to qualify for such pass-through tax treatment if we were unable to comply with these requirements. In addition, we may have difficulty meeting the requirement to make distributions to our shareholders because in certain cases we may recognize income before or without receiving cash representing such income. If we fail to qualify as a RIC, we will have to pay corporate-level taxes on all of our income whether or not we distribute it, which would substantially reduce the amount of income available for distribution to our shareholders. Even if we qualify as a RIC, we generally will be subject to a corporate-level income tax on the income we do not distribute. Moreover, if we do not distribute at least 98% of our income, we generally will be subject to a 4% excise tax.
Changes in the law or regulations that govern us could have a material impact on our business.
     We are regulated by the SEC. Changes in the laws or regulations that govern business development companies and RICs may significantly affect our business.
Results may fluctuate and may not be indicative of future performance.
     Our operating results will fluctuate and, therefore, you should not rely on current or historical period results to be indicative of our performance in future reporting periods. In addition to many of the above-cited risk factors, other factors could cause operating results to fluctuate including, among others, variations in the investment origination volume and fee income earned, variation in timing of prepayments, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions.
Our common stock price can be volatile.
     The trading price of our common stock may fluctuate substantially. The price of the common stock may be higher or lower than the price you pay for your shares, depending on many factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include the following:
•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of securities of business development companies or other financial services companies;

•	volatility resulting from trading in derivative securities related to our common stock including puts, calls, long-term equity participation securities, or LEAPs, or short trading positions;

•	changes in regulatory policies or tax guidelines with respect to business development companies or RICs;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or changes in the expectations of securities analysts;

•	general economic conditions and trends;

•	loss of a major funding source; or

•	departures of key personnel.
We are subject to market discount risk.

     As with any stock, the price of our shares will fluctuate with market conditions and other factors. If shares are sold, the price received may be more or less than the original investment. Whether investors will realize gains or losses upon the sale of our shares will not depend directly upon our net asset value, but will depend upon the market price of the shares at the time of sale. Since the market price of our shares will be affected by such factors as the relative demand for and supply of the shares in the market, general market and economic conditions and other factors beyond our control, we cannot predict whether the shares will trade at, below or above our net asset value. Although our shares have recently traded at a premium to our net asset value, historically, our shares, as well as those of other closed-end investment companies, have frequently traded at a discount to their net asset value, which discount often fluctuates over time.
We have not established a minimum dividend payment level and we cannot assure you of our ability to make distributions to our shareholders in the future.
     We cannot assure that we will achieve investment results that will allow us to make cash distributions or year-to-year increases in cash distributions. Our ability to make distributions is impacted by, among other things, the risk factors described in this report. In addition, the asset coverage test applicable to us as a business development company can limit our ability to make distributions. Any distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our RIC status and such other factors as our board of directors may deem relevant from time to time. We cannot assure you of our ability to make distributions to our shareholders.
We have borrowed and may continue to borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us.
     We have borrowed and may continue to borrow money (subject to the 1940 Act limits) in seeking to achieve our investment objective going forward. Borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, therefore, can increase the risks associated with investing in our securities.
     Under the provisions of the 1940 Act, we are permitted, as a business development company, to borrow money or “issue senior securities” only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after each issuance of senior securities. If the value of our assets declines, we may be unable to satisfy this test. If that happens, we may be required to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our indebtedness at a time when such sales may be disadvantageous.
     We may borrow from, and issue senior debt securities to, banks, insurance companies and other lenders. Lenders of these senior securities have fixed dollar claims on our assets that are superior to the claims of our common shareholders. If the value of our assets increases, then leveraging would cause the net asset value attributable to our common stock to increase more sharply than it would have had we not leveraged. Conversely, if the value of our consolidated assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged. Similarly, any increase in our consolidated income in excess of consolidated interest payable on the borrowed funds would cause our net operating income to increase more than it would without the leverage, while any decrease in our consolidated income would cause net operating income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make common stock dividend payments. Leverage is generally considered a speculative investment technique.
Changes in interest rates may affect our cost of capital and net operating income.
     Because we have borrowed and may continue to borrow money to make investments, our net operating income before net realized and unrealized gains or losses, or net operating income, may be dependent upon the difference between the rate at which we borrow funds and the rate at which we invest these funds. As a result, there can be no assurance that a significant change in market interest rates would not have a material adverse effect on our net operating income. In periods of declining interest rates, we may have difficulty investing our borrowed capital into investments that offer an appropriate return. In periods of sharply rising interest rates, our cost of funds would increase, which could reduce our net operating income. We may use a combination of long-term and short-term borrowings and equity capital to finance our investing activities. We may utilize our short-term credit facilities as a means to bridge to long-term financing. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. Such techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act.
We may be unable to meet our covenant obligations under our credit facility which could adversely affect our business.
     On October 28, 2004, the Company entered into a one-year, cash collateralized, $20 million revolving credit facility (“Credit Facility I”) with LaSalle Bank National Association (the “Bank”). On July 20, 2005, the Company amended Credit Facility I. The maximum aggregate loan amount under Credit Facility I was increased from $20 million to $30 million. Additionally, the maturity date was extended from October 31, 2005 to August 31, 2006. Credit Facility I expired on August 31, 2006. On April 27, 2006, the Company and MVCFS, as co-borrowers entered into a new four-year, $100 million revolving credit facility (“Credit Facility II”) with Guggenheim Corporate Funding, LLC “Guggenheim” as administrative agent to the lenders. On April 27, 2006, the Company borrowed $45 million ($27.5 million drawn from the revolving credit facility and $17.5 million in term debt) under Credit Facility II. The $27.5 million drawn from the revolving credit facility was repaid in full on May 2, 2006. On July 28, 2006, the Company borrowed $57.5 million ($45.0 million drawn from the revolving credit facility and $12.5 million in term debt) under Credit Facility II. On August 2, 2006, the Company repaid the $45.0 million borrowed on the revolving credit facility portion of Credit Facility II. On August 31, 2006, the revolving credit facility with LaSalle Bank National Association, Credit Facility I, expired. Credit Facility II contains covenants that we may not be able to meet. If we cannot meet these covenants, events of default would arise, which could result in payment of the applicable indebtedness being accelerated. In addition, if we require working capital greater than that provided by Credit Facility II, we may be required either to (i) seek to increase the availability under Credit Facility II or (ii) obtain other sources of financing. As of October 31, 2006, there was outstanding $50 million in term debt and $50 million on the revolving note under Credit Facility II.
We have a limited operating history upon which you can evaluate our new management team.
     Although we commenced operations in 2000, we changed our investment objective and strategy in September 2003 from seeking long-term capital appreciation from venture capital investments in information technology companies (primarily in the Internet, e-commerce, telecommunications, networking, software and information services industries) to an objective of seeking to maximize total return from capital appreciation and/or income. We no longer have a strategy seeking to concentrate our investments in the information technology industries and, as a result, our new investments may be in a variety of industries. Therefore, we have only a limited history of operations under our current investment objective and strategy upon which you can evaluate our business.
A portion of our existing investment portfolio was not selected by the investment team of TTG Advisers.
     As of October 31, 2006, 2.42% of the Company’s assets are represented by investments made by the Company’s former management team (the “Legacy Investments”) based on the fair values assigned to these investments by our Valuation Committee. These investments were made pursuant to the Company’s prior investment objective of seeking long-term capital appreciation from venture capital investments in information technology companies. Generally, a cash return may not be received on these investments until a “liquidity event,” i.e., a sale, public offering or merger, occurs. Until then, these Legacy Investments remain in the Company’s portfolio. We are managing them to try and realize maximum returns. Nevertheless, because they were not made in accordance with the Company’s current investment strategy, their future performance may impact our ability to achieve our current objective.
Under the Advisory Agreement, TTG Advisers is entitled to compensation based on our portfolio’s performance. This arrangement may result in riskier or more speculative investments in an effort to maximize incentive compensation.
     The way in which the compensation payable to TTG Advisers is determined may encourage the investment team to recommend riskier or more speculative investments and to use leverage to increase the return on our investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would adversely affect our shareholders, including investors in this offering. In addition, key criteria related to determining appropriate investments and investment strategies, including the preservation of capital, might be under-weighted if the investment team focuses exclusively or disproportionately on maximizing returns.

There are potential conflicts of interest that could impact our investment returns.
     Our officers and directors, and members of the TTG Advisers investment team, may serve entities that operate in the same or similar lines of business as we do. Accordingly, they may have obligations to those entities, the fulfillment of which might not be in the best interests of us or our shareholders. It is possible that new investment opportunities that meet our investment objectives may come to the attention of one of the management team members or our officers or directors in his or her role as an officer or director of another entity or as an investment professional associated with that entity, and, if so, such opportunity might not be offered, or otherwise made available, to us.
     Additionally, as an investment adviser, TTG Advisers has a fiduciary obligation to act in the best interests of its clients, including us. To that end, if TTG Advisers manages any additional investment vehicles or client accounts in the future, TTG Advisers will endeavor to allocate investment opportunities in a fair and equitable manner. If TTG Advisers chooses to establish another investment fund in the future, when the investment professionals of TTG Advisers identify an investment, they will have to choose which investment fund should make the investment. As a result, there may be times when the investment team of TTG Advisers has interests that differ from those of our shareholders, giving rise to a conflict. In an effort to mitigate situations that give rise to such conflicts, TTG Advisers adheres to a policy (which was approved by our Board) relating to allocation of investment opportunities, which generally requires, among other things, that TTG Advisers continue to offer the Company investment opportunities in mezzanine and debt securities as well as non-control equity investments in small and middle market U.S. companies. For a further discussion of this allocation policy, please see “About MVC Capital—Our Investment Strategy—Allocation of Investment Opportunities” below.
The war with Iraq, terrorist attacks and other acts of violence or war may affect any market for our common stock, impact the businesses in which we invest and harm our operations and our profitability.
     The war with Iraq, its aftermath and the continuing occupation of Iraq are likely to have a substantial impact on the U.S. and world economies and securities markets. The nature, scope and duration of the war and occupation cannot be predicted with any certainty. Furthermore, terrorist attacks may harm our results of operations and your investment. We cannot assure you that there will not be further terrorist attacks against the United States or U.S. businesses. Such attacks and armed conflicts in the United States or elsewhere may impact the businesses in which we invest directly or indirectly, by undermining economic conditions in the United States. Losses resulting from terrorist events are generally uninsurable.
Our financial condition and results of operations will depend on our ability to effectively manage our future growth.
     Our ability to achieve our investment objectives can depend on our ability to sustain continued growth. Accomplishing this result on a cost-effective basis is largely a function of our marketing capabilities, our management of the investment process, our ability to provide competent, attentive and efficient services and our access to financing sources on acceptable terms. Failure to effectively manage our future growth could have a material adverse effect on our business, financial condition and results of operations.
INVESTMENT RISKS
     Investment risks are risks associated with our determination to execute on our business objective. These risks are not risks associated with general business conditions or those relating to an offering of our securities.
Investing in private companies involves a high degree of risk.
     Our investment portfolio generally consists of loans to, and investments in, private companies. Investments in private businesses involve a high degree of business and financial risk, which can result in substantial losses and accordingly should be considered speculative. There is generally very little publicly available information about the companies in which we invest, and we rely significantly on the due diligence of the members of the Company’s investment team to obtain information in connection with our investment decisions.

Our investments in portfolio companies are generally illiquid.
     We generally acquire our investments directly from the issuer in privately negotiated transactions. Most of the investments in our portfolio (other than cash or cash equivalents) are typically subject to restrictions on resale or otherwise have no established trading market. We may exit our investments when the portfolio company has a liquidity event, such as a sale, recapitalization or initial public offering. The illiquidity of our investments may adversely affect our ability to dispose of equity and debt securities at times when it may be otherwise advantageous for us to liquidate such investments. In addition, if we were forced to immediately liquidate some or all of the investments in the portfolio, the proceeds of such liquidation could be significantly less than the current value of such investments.
Our investments in small and middle-market privately-held companies are extremely risky and the Company could lose its entire investment.
     Investments in small and middle-market privately-held companies are subject to a number of significant risks including the following:
•	Small and middle-market companies may have limited financial resources and may not be able to repay the loans we make to them. Our strategy includes providing financing to companies that typically do not have capital sources readily available to them. While we believe that this provides an attractive opportunity for us to generate profits, this may make it difficult for the borrowers to repay their loans to us upon maturity.

•	Small and middle-market companies typically have narrower product lines and smaller market shares than large companies. Because our target companies are smaller businesses, they may be more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. In addition, smaller companies may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing and other capabilities, and a larger number of qualified managerial and technical personnel.

•	There is generally little or no publicly available information about these privately-held companies. Because we seek to make investments in privately-held companies, there is generally little or no publicly available operating and financial information about them. As a result, we rely on our investment professionals to perform due diligence investigations of these privately-held companies, their operations and their prospects. We may not learn all of the material information we need to know regarding these companies through our investigations.

•	Small and middle-market companies generally have less predictable operating results. We expect that our portfolio companies may have significant variations in their operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, may require substantial additional capital to support their operations, finance expansion or maintain their competitive position, may otherwise have a weak financial position or may be adversely affected by changes in the business cycle. Our portfolio companies may not meet net income, cash flow and other coverage tests typically imposed by their senior lenders.

•	Small and middle-market businesses are more likely to be dependent on one or two persons. Typically, the success of a small or middle-market company also depends on the management talents and efforts of one or two persons or a small group of persons. The death, disability or resignation of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us.

•	Small and middle-market companies are likely to have greater exposure to economic downturns than larger companies. We expect that our portfolio companies will have fewer resources than larger businesses and an economic downturn may thus more likely have a material adverse effect on them.

•	Small and middle-market companies may have limited operating histories. We may make debt or equity investments in new companies that meet our investment criteria. Portfolio companies with limited operating histories are exposed to the operating risks that new businesses face and may be particularly susceptible to, among other risks, market downturns, competitive pressures and the departure of key executive officers.
Our borrowers may default on their payments, which may have an effect on our financial performance.
     We may make long-term unsecured, subordinated loans, which may involve a higher degree of repayment risk than conventional secured loans. We primarily invest in companies that may have limited financial resources and that may be unable to obtain financing from traditional sources. In addition, numerous factors may adversely affect a portfolio company’s ability to repay a loan we make to it, including the failure to meet a business plan, a downturn in its industry or operating results, or negative economic conditions. Deterioration in a borrower’s financial condition and prospects may be accompanied by deterioration in any related collateral.
Our investments in mezzanine and other debt securities may involve significant risks.
     Our investment strategy contemplates investments in mezzanine and other debt securities of privately held companies. “Mezzanine” investments typically are structured as subordinated loans (with or without warrants) that carry a fixed rate of interest. We may also make senior secured and other types of loans or debt investments. Our debt investments are not, and typically will not be, rated by any rating agency, but we believe that if such investments were rated, they would be below investment grade quality (rated lower than “Baa3” by Moody’s or lower than “BBB-” by Standard & Poor’s, commonly referred to as “junk bonds”). Loans of below investment grade quality have predominantly speculative characteristics with respect to the borrower’s capacity to pay interest and repay principal. Our debt investments in portfolio companies may thus result in a high level of risk and volatility and/or loss of principal.
When we are a debt or minority equity investor in a portfolio company, we may not be in a position to control the entity, and management of the company may make decisions that could decrease the value of our portfolio holdings.
     We anticipate making debt and minority equity investments; therefore, we will be subject to the risk that a portfolio company may make business decisions with which we disagree, and the shareholders and management of such company may take risks or otherwise act in ways that do not serve our interests. Due to the lack of liquidity in the markets for our investments in privately held companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.
We may choose to waive or defer enforcement of covenants in the debt securities held in our portfolio, which may cause us to lose all or part of our investment in these companies.
     Some of our loans to our portfolio companies may be structured to include customary business and financial covenants placing affirmative and negative obligations on the operation of each company’s business and its financial condition. However, from time to time, we may elect to waive breaches of these covenants, including our right to payment, or waive or defer enforcement of remedies, such as acceleration of obligations or foreclosure on collateral, depending upon the financial condition and prospects of the particular portfolio company. These actions may reduce the likelihood of our receiving the full amount of future payments of interest or principal and be accompanied by a deterioration in the value of the underlying collateral as many of these companies may have limited financial resources, may be unable to meet future obligations and may go bankrupt. This could negatively impact our ability to pay dividends and cause you to lose all or part of your investment.
Our portfolio companies may incur obligations that rank equally with, or senior to, our investments in such companies. As a result, the holders of such obligations may be entitled to payments of principal or interest prior to us, preventing us from obtaining the full value of our investment in the event of an insolvency, liquidation, dissolution, reorganization, acquisition, merger or bankruptcy of the relevant portfolio company.
     Our portfolio companies may have other obligations that rank equally with, or senior to, the securities in which we invest. By their terms, such other securities may provide that the holders are entitled to receive payment of interest or principal on or before the dates on which we are entitled to receive payments in respect of the securities in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of securities ranking senior to our investment in the relevant portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying investors that are more senior than us, the portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of other securities ranking equally with securities in which we invest, we would have to share on an equal basis any distributions with other investors holding such securities in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company. As a result, we may be prevented from obtaining the full value of our investment in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.
Our portfolio investments may be concentrated in a limited number of portfolio companies, which would magnify the effect if one of those companies were to suffer a significant loss. This could negatively impact our ability to pay you dividends and cause you to lose all or part of your investment.
     While we aim to have a broad mix of investments in portfolio companies, our investments, at any time, may be concentrated in a limited number of companies. A consequence of this concentration is that the aggregate returns we seek to realize may be adversely affected if a small number of our investments perform poorly or if we need to write down the value of any one such investment. Beyond the applicable federal income tax diversification requirements, we do not have fixed guidelines for diversification, and our investments could be concentrated in relatively few portfolio companies. These factors could negatively impact our ability to pay dividends and cause you to lose all or part of your investment.
Investments in foreign debt or equity may involve significant risks in addition to the risks inherent in U.S. investments.
     Our investment strategy has resulted in some investments in debt or equity of foreign companies (subject to applicable limits prescribed by the 1940 Act). Investing in foreign companies can expose us to additional risks not typically associated with investing in U.S. companies. These risks include exchange rates, changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility.
OFFERING RISKS
Offering risks are risks that are associated with an offering of our securities.
Our common stock price can be volatile.
     The trading price of our common stock may fluctuate substantially. The price of the common stock may be higher or lower than the price you pay for your shares, depending on many factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include the following:
•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of securities of business development companies or other financial services companies;

•	volatility resulting from trading in derivative securities related to our common stock including puts, calls, long-term equity participation securities, or LEAPs, or short trading positions;

•	changes in regulatory policies or tax guidelines with respect to business development companies or RICs;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or changes in the expectations of securities analysts;

•	general economic conditions and trends;

•	loss of a major funding source; or

•	departures of key personnel of TTG Advisers.
Investing in our securities may involve an above average degree of risk.
     The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and volatility or loss of principal. Our investments in portfolio companies may be highly speculative and aggressive, and therefore, an investment in our securities may not be suitable for someone with a low risk tolerance.
We may allocate the net proceeds from this offering in ways with which you may not agree.
     We have significant flexibility in investing the net proceeds of an offering of our securities and may use the net proceeds from the offering in ways with which you may not agree or for purposes other than those contemplated at the time of the offering.
Sales of substantial amounts of our securities may have an adverse effect on the market price of our securities.
     Sales of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities. If this occurs and continues, it could impair our ability to raise additional capital through the sale of securities should we desire to do so.
Future offerings of debt securities, which would be senior to our common stock upon liquidation, or equity securities, which could dilute our existing shareholders and be senior to our common stock for the purposes of distributions, may harm the value of our common stock.
     In the future, we may attempt to increase our capital resources by making additional offerings of equity or debt securities, including medium-term notes, senior or subordinated notes and classes of preferred stock or common stock. Upon the liquidation of our Company, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings by us may dilute the holdings of our existing shareholders or reduce the value of our common stock, or both. Any preferred stock we may issue would have a preference on distributions that could limit our ability to make distributions to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our shareholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
     Information contained in this prospectus may contain “forward-looking statements” which can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate” or “continue” or the negative thereof or other variations or similar words or phrases. The matters described in “Risk Factors” and certain other factors noted throughout this prospectus and in any exhibits to the registration statement of which this prospectus is a part, constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.
     Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be incorrect. Important assumptions include our ability to originate new investments, maintain certain margins and levels of profitability, access the capital markets for equity and debt capital, the ability to meet regulatory requirements and the ability to maintain certain debt to asset ratios. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this prospectus should not be regarded as a representation by us that our plans and objectives will be achieved. These risks and uncertainties include those described in “Risk Factors” and elsewhere in this prospectus and any exhibits of the registration statement of which this prospectus is a part. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus.
USE OF PROCEEDS
     We intend to use the net proceeds from the sale of our securities for general corporate purposes, including investing in portfolio companies in accordance with our investment objective and strategy and repaying debt. Pending such investments, we will hold the net proceeds from the sale of our securities in cash or invest all or a portion of such net proceeds in short term, highly liquid investments. The supplement to this prospectus relating to an offering will more fully identify the use of the proceeds from such offering.
PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS
     Our common stock is traded on the NYSE under the symbol “MVC.” The following table lists the high and low closing sales prices for our common stock, and the closing sales price as a percentage of NAV. On January 4, 2007, the last reported sale price on the NYSE for our common stock was $13.52 and the Company’s NAV per share was $13.21. To view the Company’s latest NAV per share, visit the Company’s Internet website address at http://www.mvccapital.com.

		Closing Sale	Closing Sale	Premium/Discount	Premium/Discount
		Price	Price	of High Sales	of Low Sales	Declared
	NAV(1)	High	Low	Price to NAV	Price to NAV	Dividends
Year ending October 31, 2004
First Quarter	$8.76	$8.47	$7.83	-3.31%	-10.62%	—
Second Quarter	8.85	9.20	8.19	3.95%	-7.46%	—
Third Quarter	9.25	9.72	8.81	5.08%	-4.76%	—
Fourth Quarter	$9.40	$9.47	$8.94	0.74%	-4.89%	$0.12
Year ending October 31, 2005
First Quarter	$9.41	$9.55	$8.95	1.49%	-4.89%	—
Second Quarter	9.64	9.50	9.17	-1.45%	-4.88%	—
Third Quarter	10.06	11.34	9.41	12.61%	-6.55%	$0.12
Fourth Quarter	$10.41	$12.22	$10.30	17.39%	1.06%	$0.12
Year ending October 31, 2006
First Quarter	$10.94	$12.22	$10.50	11.70%	-4.02%	$0.12
Second Quarter	11.40	12.75	11.66	11.84%	2.28%	$0.12
Third Quarter	11.70	13.49	11.98	15.30%	2.39%	$0.12
Fourth Quarter	$12.41	$13.87	$12.61	11.67%	1.61%	$0.12

(1)	Net asset value is currently calculated and published on a monthly basis. The net asset value shown is as of the last day in the relevant quarter and therefore may not reflect the net asset value per share on the date of the high and low sales prices. The net asset values shown are based on shares outstanding at the end of each period.
     At times, our common stock price per share has traded in excess of our net asset value per share. We cannot predict whether our shares of common stock will trade at a premium to net asset value.
     Currently, the Company has a policy of seeking to pay quarterly dividends to shareholders. Our quarterly dividends, if any, will be determined by our board of directors. Most recently, on December 14, 2006, our board of

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directors declared a regular quarterly dividend of $0.12 per share and an additional special dividend of $0.06 per share, which was paid on January 5, 2007 to shareholders of record on December 28, 2006.
     We maintain a dividend reinvestment plan for our registered shareholders. As a result, if our board of directors declares a dividend or distribution, certain shareholders can have any cash dividends and distributions automatically reinvested in additional shares of our common stock. See “Dividend Reinvestment Plan.”
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
     The Company is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act. The Company’s investment objective is to seek to maximize total return from capital appreciation and/or income.
     On November 6, 2003, Mr. Tokarz assumed his positions as Chairman and Portfolio Manager of the Company. He and the Company’s investment professionals (who, effective November 1, 2006, provide their services to the Company through the Company’s investment adviser, TTG Advisers) are seeking to implement our investment objective (i.e., to maximize total return from capital appreciation and/or income) through making a broad range of private investments in a variety of industries.
     The investments can include senior or subordinated loans, convertible debt and convertible preferred securities, common or preferred stock, equity interests, warrants or rights to acquire equity interests, and other private equity transactions. In the year ended October 31, 2005, we made six new investments and three additional investments in existing portfolio companies, committing capital totaling $53.8 million. In the year ended October 31, 2006, we made sixteen new investments and eight additional investments in existing portfolio companies, committing capital totaling $166.3 million.
     Prior to the adoption of our current investment objective, the Company’s investment objective had been to achieve long-term capital appreciation from venture capital investments in information technology companies. The Company’s investments had thus previously focused on investments in equity and debt securities of information technology companies. As of October 31, 2006, 2.42% of the current fair value of our assets consisted of Legacy Investments. We are, however, seeking to manage these Legacy Investments to try and realize maximum returns. We generally seek to capitalize on opportunities to realize cash returns on these investments when presented with a potential “liquidity event,” i.e., a sale, public offering, merger or other reorganization.
     Our new portfolio investments are made pursuant to our new objective and strategy. We are concentrating our investment efforts on small and middle-market companies that, in our view, provide opportunities to maximize total return from capital appreciation and/or income. Under our investment approach, we are permitted to invest, without limit, in any one portfolio company, subject to any diversification limits required in order for us to continue to qualify as a regulated investment company under Subchapter M of the Code.
     We participate in the private equity business generally by providing privately negotiated long-term equity and/or debt investment capital to small and middle-market companies. Our financing is generally used to fund growth, buyouts, acquisitions, recapitalizations, note purchases, and/or bridge financings. We generally invest in private companies, though, from time to time, we may invest in public companies that may lack adequate access to public capital.
     We may also seek to achieve our investment objective by establishing a subsidiary or subsidiaries that would serve as a general partner or a managing member to a private investment vehicle(s). In fact, during 2006, we established MVC Partners, LLC for this purpose. Additionally, we may also acquire a portfolio of existing private equity or debt investments held by financial institutions or other investment funds should such opportunities arise.

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Operating Income
     For the Years Ended October 31, 2006, 2005 and 2004. Total operating income was $18.5 million for the fiscal year ended October 31, 2006 and $12.2 million for the fiscal year ended October 31, 2005, an increase of $6.3 million. For fiscal year 2005, operating income increased $8.2 million over 2004 operating income of $4.0 million.
For the Year Ended October 31, 2006
     Total operating income was $18.5 million for the year ended October 31, 2006. The increase in operating income over last year was primarily due to the increase in the number of investments that provide the Company with current income. For the years ended October 31, 2006 and 2005, the Company made 24 and 9 investments in portfolio companies, respectively. The main components of operating income were the interest and dividend income earned on loans to portfolio companies and the receipt of closing and monitoring fees from certain portfolio companies by the Company and MVCFS. During 2006, the Company earned approximately $13.9 million in interest and dividend income from investments in portfolio companies. Of the $13.9 million recorded in interest/dividend income, approximately $2.2 million was payment in kind interest/dividends. The payment in kind interest/dividends are computed at the contractual rate specified in each investment agreement and added to the principal balance of each investment. During the year ended October 31, 2006, the Company reclassified dividend income received from Vitality totaling approximately $900,000 to return of capital. The reclassification occurred due to the determination that Vitality did not have sufficient taxable earnings and profits for their fiscal year 2006. This reclassification to return of capital had limited impact on the Company’s net asset value. The Company’s investments yielded rates from 7% to 17%. Also, the Company earned approximately $2.3 million in interest income on its cash equivalents and short-term investments. The Company received fee income and other income from portfolio companies and other entities totaling approximately $3.8 million and $771,405, respectively. Included in other income is flow through income from limited liability companies and cash received from the Mentor Graphics Corp. (“Mentor Graphics”) multi-year earnout.
For the Year Ended October 31, 2005
     Total operating income was $12.2 million for the year ended October 31, 2005. The increase in operating income over 2004 was primarily due to the increase in the number of investments that provide the Company with current income. The main components of investment income were the interest and dividend income earned on loans to portfolio companies and the receipt of closing and monitoring fees from certain portfolio companies by the Company and MVCFS. The Company earned approximately $7.53 million in interest and dividend income from investments in portfolio companies. Of the $7.53 million recorded in interest/dividend income, approximately $1.37 million was “payment in kind” interest/dividends. The “payment in kind” interest/dividends are computed at the contractual rate specified in each investment agreement and added to the principal balance of each investment. The Company’s yielding investments were paying interest to the Company at various rates from 7% to 17%. Also, the Company earned approximately $1.93 million in interest income on its cash equivalents and short-term investments. The Company received fee income and other income from portfolio companies and other entities totaling approximately $1.81 million and $900,000 respectively. Included in other income is flow through income from limited liability companies, cash received from the Mentor Graphics multi-year earnout and a legal settlement of $473,968. See Note 12 “Legal Proceedings” of our consolidated financial statements for more information. Without the receipt of this settlement, other income earned for the year ended October 31, 2005, would have been $428,855.
For the Year Ended October 31, 2004
     Total operating income was $4.0 million for the year ended October 31, 2004. The main components of operating income were the interest income earned on loans to portfolio companies and the receipt of closing and monitoring fees from certain portfolio companies by the Company and MVCFS. The Company earned approximately $2.3 million in interest income from investments in portfolio companies. Of the $2.3 million recorded in interest income, approximately $100,000 was “payment in kind” interest. The “payment in kind” interest is computed at the contractual rate specified in each investment agreement and added to the principal balance of each investment. The Company’s yielding investments were paying interest to the Company at various rates from 10% to 17%. Also, the Company earned approximately $700,000 in interest income on its cash

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equivalents and short-term investments. The Company received fee income and other income from portfolio companies totaling approximately $900,000 and $64,000 respectively.
Operating Expenses
     For the Years Ended October 31, 2006, 2005 and 2004. Operating expenses were $14.6 million for the fiscal year ended October 31, 2006 and $6.5 million for the fiscal year ended 2005, an increase of $8.1 million. For fiscal year ended October 31, 2005, operating expenses increased $2.2 million from $4.3 million for the fiscal year ended 2004.
     For the Year Ended October 31, 2006
     Operating expenses were $14.6 million or 6.78% of the Company’s average net assets for the year ended October 31, 2006. Significant components of operating expenses for the year ended October 31, 2006, included an estimated provision for incentive compensation expense of approximately $6.1 million, salaries and benefits of approximately $3.5 million, interest and other borrowing costs of $1.6 million, legal fees of $685,396, facilities-related expenses of $603,328, and insurance premium expenses of $471,711. The estimated provision for incentive compensation expense is a non-cash, not yet payable, provisional expense relating to Mr. Tokarz’s employment agreement with the Company.
     The $8.1 million increase in the Company’s operating expenses for the year ended October 31, 2006 compared to the year ended October 31, 2005, was primarily due to: the $4.9 million increase in the provision for estimated incentive compensation; an increase in the number of employees needed to service the larger portfolio, which resulted in an increase of $1.2 million in salaries and benefits; and the Company’s rent and other facility related expenses increased approximately $118,908 primarily due to the Company’s procurement of larger office space to accommodate the Company’s increased number of employees. See Note 10 “Commitments and Contingencies” of our consolidated financial statements for more information. Finally, the increase of approximately $1.6 million compared to the year ended October 31, 2005 in the Company’s interest expense and other borrowing costs was due to borrowings under the new Credit Facility II.
     In February 2006, the Company renewed its Directors & Officers/Professional Liability Insurance policies at an expense of approximately $459,000 which is amortized over the twelve month life of the policy. The prior policy premium was $517,000.
     Pursuant to the terms of the Company’s employment agreement with Mr. Tokarz, during the year ended October 31, 2006, the provision for estimated incentive compensation was increased by $6,055,024. The increase in the provision for incentive compensation resulted from the determination of the Valuation Committee to increase the fair value of six of the Company’s portfolio investments: Baltic, Dakota, Ohio, Octagon, Turf, and Vitality, which are subject to the Company’s employment agreement with Mr. Tokarz, by a total of $30,275,120. This reserve balance of $7,172,352 will remain unpaid until net capital gains are realized, if ever, by the Company. Without this reserve for incentive compensation, operating expenses would have been approximately $8.51 million or 3.96% of average net assets when annualized as compared to 6.78% which is reported on the Consolidated Per Share Data and Ratios, for the year ended October 31, 2006. Pursuant to Mr. Tokarz’s employment agreement with the Company, only after a realization event, may the incentive compensation be paid to him. Mr. Tokarz has determined to allocate a portion of his incentive compensation to certain employees of the Company. During the years ended October 31, 2006 and October 31, 2005, Mr. Tokarz was paid no cash or other compensation. However, on October 2, 2006 and as discussed in “Realized Gains and Losses on Portfolio Securities,” the Company realized a gain of $551,092 from the sale of a portion of the Company’s LLC member interest in Octagon. This transaction triggered an incentive compensation payment obligation to Mr. Tokarz, which payment is not required to be made until the precise amount of the payment obligation is confirmed based on the Company’s completed audited financials for the fiscal year 2006. Subject to confirmation following the audit, the payment obligation to Mr. Tokarz from this transaction is approximately $110,000 (which is expected to be paid during the first quarter of the Company’s fiscal year 2007). Please see Note 5 “Incentive Compensation” of our consolidated financial statements for more information.

     For the Year Ended October 31, 2005
     Operating expenses were $6.5 million or 3.75% of average net assets for the year ended October 31, 2005. Significant components of operating expenses for the year ended October 31, 2005 included salaries and benefits of $2,336,242, estimated incentive compensation expense of $1,117,328, insurance premium expenses of $590,493, legal fees of $529,541 and facilities related expenses of $484,420. Estimated incentive compensation expense is a non-cash, not yet payable, provisional expense relating to Mr. Tokarz’s compensation arrangement with the Company.
     The increase in the Company’s operating expenses in 2005 compared to 2004 was primarily due to an increase in employees needed to service the larger portfolio and work to continue to grow the Company. Also, the Company’s rent and other facility related expenses increased primarily due to the Company’s procurement of larger office space to accommodate the Company’s increased number of employees. See Note 10 “Commitments and Contingencies” of our consolidated financial statements for more information.
     Pursuant to the terms of the Company’s agreement with Mr. Tokarz, during the year ended October 31, 2005, the Company created a provision for $1,117,328 of incentive compensation. This provision for incentive compensation resulted from the determination of the Valuation Committee to increase the fair value of five of the Company’s portfolio investments: Baltic, Dakota, Octagon, Vestal and Vitality which are subject to the Company’s agreement with Mr. Tokarz, by an aggregate amount of $5,586,638. This reserve balance of $1,117,328 will remain unpaid and not finally determined until net capital gains are realized, if ever, by the Company. Pursuant to Mr. Tokarz’s agreement with the Company, only after a realization event, will the incentive compensation be paid to him. Mr. Tokarz has determined to allocate a portion of his incentive compensation to certain employees of the Company. During the year ended October 31, 2005, Mr. Tokarz was paid no cash or other compensation. Without this reserve for incentive compensation, operating expenses would have been approximately $5.4 million or 3.10% of average net assets. Please see Note 5 “Incentive Compensation” of our consolidated financial statements for more information.
     In February 2005, the Company renewed its Directors & Officers/Professional Liability Insurance policies at an expense of approximately $517,000 which is amortized over the twelve month life of the policy. The prior policy premium was $719,000.
     During the year ended October 31, 2005, the Company paid or accrued $529,541 in legal fees. This amount includes legal fees of $47,171 which were incurred while pursuing a claim against Federal Insurance Company. See Note 12 “Legal Proceedings” of our consolidated financial statements for more information. The Company received $473,964 from the settlement of the legal action which was recorded as “other income.” After fees and expenses the cash received from the settlement was $426,797. Without the legal fees related to the legal action, the Company would have paid or accrued $482,370 in legal fees.
     For the Year Ended October 31, 2004
     Operating expenses were $4.3 million or 3.68% of average net assets for the year ended October 31, 2004. Significant components of operating expenses for the year ended October 31, 2004 included insurance premium expenses of $959,570, salaries and benefits of $1,365,913, legal fees of $810,848, and facilities expense of $90,828.
     In February 2003, the former management of the Company (“Former Management”) entered into new Directors & Officers/Professional Liability Insurance policies with total premiums of approximately $1.4 million. The cost was amortized over the life of the policy, through February 2004, at which time at new policy was entered into with a premium of approximately $719,000. For the year ended October 31, 2004, the Company expensed $959,570 in insurance premiums.
     During the year ended October 31, 2004, the Company paid or accrued $810,848 in legal fees (compared to $1.5 million in 2003). Legal expenses included fees of $124,787 incurred while pursuing action against the Company’s former advisor, meVC Advisers, Inc. (the “Former Adviser”) for the reimbursement of management fees which were alleged to be excessive. See Note 12 “Legal Proceedings” of our consolidated financial statements for more information. The Company received $370,000 from the settlement of the legal action which was recorded as other income. After fees and expenses the cash received from the settlement was $245,213. Without the legal fees related to this litigation, the Company would have paid or accrued $686,061 in legal fees. The legal expenses for the year ended October 31, 2004, were reflective of a decreased need for legal counsel due to the redefinition of the Company’s direction by Management.
     On January 21, 2004, the Company reached an agreement with the property manager at 3000 Sand Hill Road, Menlo Park, California to terminate its lease at such location. Under the terms of the agreement, the Company bought-out its lease directly from the property manager, for an amount equal to $232,835. As a result, the Company recovered approximately $250,000 of the remaining reserve established at October 31, 2003. Without the recovery of the reserve, the gross facilities expense for the year ended October 31, 2004 would have been approximately $340,828.
Realized Gains and Losses On Portfolio Securities
     For the Years Ended October 31, 2006, 2005 and 2004. Net realized gains for the year ended October 31, 2006 were $5.2 million and net realized losses for the year ended October 31, 2005 were $3.3 million, an increase of $8.5 million. Net realized losses for the year ended October 31, 2004 were $37.8 million which was $34.5 million more compared to fiscal year 2005.
For the Year Ended October 31, 2006
     Net realized gains for the year ended October 31, 2006 were $5.2 million. The significant component of the Company’s net realized gain for the year ended October 31, 2006 was primarily due to the gain on the sale of ProcessClaims Inc. (“Process Claims”), the escrow distribution from Sygate Technologies, Inc. (“Sygate”), and the sale of a portion of the Octagon equity interest, an investment made during Mr. Tokarz’s tenure as portfolio manager.
     During the year ended October 31, 2006, the Company sold its investment in ProcessClaims and realized a gain of approximately $5.5 million. The Company was entitled to receive approximately $8.3 million in gross proceeds, of which approximately $400,000 or 5% of the proceeds will be deposited into a reserve account for one year. Due to the contingencies associated with the escrow, the Company has not presently placed any value on the proceeds deposited in escrow and has therefore not factored such proceeds into the Company’s increased NAV. The Company received net proceeds of approximately $7.9 million.
     On October 2, 2006, Octagon bought back a total of 15% equity interest from non-service members. This resulted in a sale of a portion of the Company’s LLC member interest to Octagon for proceeds of $1,020,018. The Company realized a gain of $551,092 from this sale.
     On October 17, 2006, the Company received a $1.6 million escrow disbursement from the sale of Sygate on October 10, 2005. Due to the contingencies associated with the escrow, the Company had not placed any value on the proceeds deposited in escrow. This resulted in an increase in NAV of $1.6 million.
     The Company received notification of the final dissolution of Yaga Inc. (“Yaga”). The Company received no proceeds from the dissolution of this company and the investment has been removed from the Company’s books. The Company realized a loss of $2.3 million as a result of this dissolution. The fair value of Yaga was previously written down to zero and therefore, the net effect of the removal of Yaga from the Company’s books on the Company’s consolidated statement of operations and NAV was zero.
     On April 7, 2006, the Company sold its investment in Lumeta Corporation (“Lumeta”) for its then carrying value of $200,000. The Company realized a loss on Lumeta of approximately $200,000. However, the Valuation Committee previously decreased the fair value of the Company’s investment in this company to $200,000 and as a result, the realized loss was offset by a reduction in unrealized losses. Therefore, the net effect of the Company’s sale of its investment in Lumeta on the Company’s consolidated statement of operations and NAV was zero.
     The Company also received a payout related to a former portfolio company, Annuncio, of approximately $70,000.

     For the Year Ended October 31, 2005
     Net realized losses for the year ended October 31, 2005 were $3.3 million. The significant components of the Company’s net realized loss for the year ended October 31, 2005 were realized gains on the Company’s investments in Sygate, Mentor Graphics and BlueStar Solutions, Inc. (“BlueStar”) which were offset by realized losses on CBCA, Inc. (“CBCA”), Phosistor Technologies, Inc. (“Phosistor”) and ShopEaze Systems, Inc. (“ShopEaze”).
     During the year ended October 31, 2005, the Company sold its entire investment in Sygate and received net proceeds of $14.4 million. In addition, approximately $1.6 million or 10% of proceeds from the sale were deposited in an escrow account for approximately one year. Due to the contingencies associated with the escrow, the Company did not place any value on the proceeds deposited in escrow and did not factor such proceeds into the Company’s NAV. The realized gain from the $14.4 million in net proceeds received was $10.4 million. The Company also sold 685,679 shares of Mentor Graphics receiving net proceeds of approximately $9.0 million and a realized gain on the shares sold of approximately $5.0 million. The Company also received approximately $300,000 from the release of money held in escrow in connection with the Company’s sale of its investment in BlueStar in 2004 (see below).
     The Company realized losses on CBCA of approximately $12.0 million, Phosistor of approximately $1.0 million and ShopEaze of approximately $6.0 million. The Company received no proceeds from these companies and they have been removed from the Company’s portfolio. The Valuation Committee previously decreased the fair value of the Company’s investment in these companies to zero and as a result, the realized losses were offset by reductions in unrealized losses. Therefore, the net effect of the transactions on the Company’s consolidated statement of operations and NAV was zero for the fiscal year ended October 31, 2005.
     For the Year Ended October 31, 2004
     Net realized losses for the year ended October 31, 2004 were $37.8 million. The significant components of the Company’s realized losses for the year ended October 31, 2004 were transactions with PTS Messaging, Inc. (“PTS Messaging”), Ishoni Networks, Inc. (“Ishoni”), Synhrgy HR Technologies, Inc. (“Synhrgy”), BlueStar and DataPlay, Inc. (“DataPlay”).
     The Company had a return of capital from PTS Messaging with proceeds totaling approximately $102,000 from the initial and final disbursement of assets and a realized loss totaling approximately $11.6 million. As of October 31, 2004 the Company no longer held an investment in PTS Messaging. The Valuation Committee previously decreased the fair value of the Company’s investment in PTS Messaging to zero.
     The Company also realized a loss on Ishoni of approximately $10.0 million. The Company received no proceeds from the dissolution of this company and the investment has been removed from the Company’s portfolio. The Valuation Committee previously decreased the fair value of the Company’s investment in Ishoni to zero.
     There was a gain of $39,630 representing proceeds received from the cashless exercise of the Company’s warrants of Synhrgy in conjunction with the early repayment by Synhrgy of the balance of Synhrgy’s credit facility.
     On August 26, 2004, Affiliated Computer Services, Inc. (“ACS”) acquired the Company’s portfolio company BlueStar in a cash transaction. The Company received approximately $4.5 million for its investment in BlueStar. The amount received included up to $459,000 in contingent payments that were held in escrow. The carrying value of the BlueStar investment was $3.0 million. The Company realized a loss of approximately $8.8 million, which was offset by a decrease in unrealized loss by the same amount. The effect of the transaction on the Company was an increase in assets by $1.1 million. After the sale, the Company no longer held an investment in BlueStar.
     On August 29, 2004, the Company entered into a transaction pursuant to which it received 602,131 Series A-1 preferred shares of DPHI, Inc. (“DPHI”), which purchased the assets of DataPlay out of bankruptcy in late 2003. The Company’s legal fees in connection with the transaction were approximately $20,000. The shares of DPHI were received in exchange for the Company’s seven promissory notes in DataPlay. The 2,500,000 shares of DataPlay Series D Preferred Stock were removed from the books of the Company for a realized loss of $7.5 million. The unrealized loss had previously been recorded; therefore, the net effect of the transaction was zero.

Unrealized Appreciation and Depreciation of Portfolio Securities
     For the Years Ended October 31, 2006, 2005 and 2004. The Company had a net change in unrealized appreciation on portfolio investments of $38.3 million for the year ended October 31, 2006. The Company had a net change in unrealized appreciation on portfolio investments of $23.8 million and $49.4 million for the years ended October 31, 2005 and 2004, respectively.
For the Year Ended October 31, 2006
     The Company had a net change in unrealized appreciation on portfolio investments of $38.3 million for the year ended October 31, 2006. The change in unrealized appreciation on investment transactions for the year ended October 31, 2006 primarily resulted from the Valuation Committee’s decision to increase the fair value of the Company’s investments in Baltic common stock by $11.6 million, Dakota common stock by approximately $2.6 million, Turf’s membership interest by approximately $2.0 million, Octagon’s membership interest by approximately $562,000, Ohio common stock by $9.2 million, ProcessClaims preferred stock by $4.8 million, Foliofn preferred stock by $5.0 million, Vendio Services, Inc. (“Vendio”) preferred stock by $700,000, and Vitality common stock and warrants by $3.5 million and $400,000, respectively. The Valuation Committee also decided to decrease the fair value of the Company’s investment in Timberland common stock by $1.0 million. Other key components of the net change in unrealized appreciation were the $2.5 million depreciation reclassification from unrealized to realized caused by the removal of Yaga and Lumeta and the $4.8 million appreciation reclassification from the sale of ProcessClaims from the Company’s books.
     For the Year Ended October 31, 2005
     The Company had a net change in unrealized appreciation on portfolio investments of $23.8 million for the year ended October 31, 2005. The change in unrealized appreciation on investment transactions for the year ended October 31, 2005 primarily resulted from the Valuation Committee’s determinations to increase the fair value of the Company’s investments in Baltic by $1.5 million, Dakota by $514,000, Octagon by $1,022,638, Sygate by $7.5 million, Vendio Services, Inc. (“Vendio”) by $1,565,999, Vestal by $1.85 million and Vitality by $700,000. The increase in the fair value of these portfolio investments resulted in a change in unrealized appreciation of approximately $14.7 million. Other key components were the realization of a $10.4 million gain on the sale of the Company’s investment in Sygate, a $5.0 million gain on the sale of the Company’s investment in Mentor Graphics, the $19.0 million depreciation reclassification from unrealized to realized caused by the removal of CBCA, Phosistor and ShopEaze from the Company’s books and the $500,000 decrease in unrealized caused by repayment in full of the Arcot Systems, Inc. (“Arcot”) loan which was being carried below cost.
     For the Year Ended October 31, 2004
     Net change in unrealized appreciation for the year ended October 31, 2004 was approximately $49.4 million. The net change in unrealized appreciation on investment transactions for the year ended October 31, 2004 resulted mainly from the $37.8 million reclassification from unrealized depreciation to realized loss caused by the sale or disbursement of assets from PTS Messaging, Ishoni, Synhrgy, BlueStar and DataPlay (See Realized Gains and Losses on Portfolio Securities). This net decrease also resulted from the determinations of the Valuation Committee to (i) increase the fair value of the Company’s investments in 0-In Design Automation, Inc. (“0-In”) by $5 million, Sygate by $1.5 million, BlueStar by $1.5 million, Vendio by $634,000 and Integral Development Corp. (“Integral”) by $989,000 and (ii) decrease the fair value of the Company’s investments in Actelis Networks, Inc. (“Actelis”) by $1,000,000, CBCA by $500,000, and Sonexis, Inc. (“Sonexis”) by $500,000.
     The Company also sold its investment in 0-In for 685,679 shares of Mentor Graphics in a tax-free exchange. Of these shares, 603,396 are freely tradable and valued daily at market price. As of October 31, 2004 these shares had an unrealized gain of approximately $3.0 million above the Company’s cost basis in 0-In and $6.0 million above 0-In’s carrying value at October 31, 2003.

Portfolio Investments
     For the Years Ended October 31, 2006 and 2005. The cost of the portfolio investments held by the Company at October 31, 2006 and at October 31, 2005 was $286.9 million and $171.6 million, respectively, an increase of $115.3 million. The aggregate fair value of portfolio investments at October 31, 2006 and at October 31, 2005 was $275.9 million and $122.3 million, respectively, an increase of $153.6 million. The cost and aggregated market value of short-term securities held by the Company at October 31, 2006 and at October 31, 2005 was $0 and $51 million, respectively, a decrease of $51 million. The cost and aggregate market value of cash and cash equivalents held by the Company at October 31, 2006 and at October 31, 2005 was $66.2 million and $26.3 million, respectively, an increase of approximately $39.9 million.
     For the Year Ended October 31, 2006
     During the year ended October 31, 2006, the Company made sixteen new investments, committing capital totaling approximately $142.1 million. The investments were made in Turf ($11.6 million), SOI ($5.0 million), Henry ($5.0 million), BM Auto ($15.0 million), Storage Canada ($6.0 million), Phoenix ($8.0 million), Harmony ($200,000), Total Safety ($6.0 million), PreVisor ($6.0 million), Marine ($14.0 million), BP ($15.0 million), Velocitius ($66,290), Summit ($16.2 million), Octagon ($17.0 million), BENI ($2.0 million), and Innovative Brands ($15.0 million).
     The Company also made eight follow-on investments in existing portfolio companies committing capital totaling approximately $24.2 million. During the year ended October 31, 2006, the Company invested approximately $879,000 in Dakota by purchasing an additional 172,104 shares of common stock at an average price of $5.11 per share. On December 22, 2005, the Company made a follow-on investment in Baltic in the form of a $1.8 million revolving bridge note. Baltic immediately drew down $1.5 million from the note. On January 12, 2006, Baltic repaid the amount drawn from the note in full including all unpaid interest. The note matured on January 31, 2006 and has been removed from the Company’s books. On January 12, 2006, the Company provided SGDA a $300,000 bridge loan. On March 28, 2006, the Company provided Baltic a $2.0 million revolving bridge note. Baltic immediately drew down $2.0 million from the note. On April 5, 2006, Baltic repaid the amount drawn from the note in full including all unpaid interest. The note matured on April 30, 2006 and has been removed from the Company’s books. On April 6, 2006, the Company invested an additional $2.0 million in SGDA in the form of a preferred equity security. On April 25, 2006, the Company purchased an additional common equity security in SGDA for $23,000. On June 30, 2006, the Company invested $2.5 million in Amersham in the form of a second lien loan. On August 4, 2006, the Company invested $750,000 in Harmony in the form of common stock. On September 28, 2006, the Company made another follow-on investment in Baltic in the form of a $1.0 million bridge loan and $2.0 million equity investment. On October 13, 2006, the Company made a $10 million follow-on investment in SP. The $10 million was invested in the form of an additional $4.0 million in term loan B and $6.0 million in a mezzanine loan. On October 20, 2006, the Company then assigned $5.0 million of SP’s $8.0 million term loan B to Citigroup Global Markets Realty Corp. On October 24, 2006, the Company invested an additional $3.0 million in SGDA in the form of a preferred equity security. On October 26, 2006, the Company invested an additional $2.9 million in Velocitius in the form of common equity. The Company also provided Velocitius a $260,000 revolving note on October 31, 2006. Velocitius immediately drew down $143,614 from the note.
     At the beginning of the 2006 fiscal year, the revolving credit facility provided to SGDA had an outstanding balance of approximately $1.2 million. During December 2005, SGDA drew down an additional $70,600 from the credit facility. On April 28, 2006, the Company increased the availability under the revolving credit facility by $300,000. The balance of the bridge loan mentioned above, which would have matured on April 30, 2006, was added to the revolving credit facility and the bridge loan was eliminated from the Company’s books as a part of the refinancing.
     On December 21, 2005, Integral prepaid its senior credit facility from the Company in full. The Company received approximately $850,000 from the prepayment. This amount included all outstanding principal and accrued interest. The Company recorded no gain or loss as a result of the prepayment. Under the terms of the prepayment, the Company returned its warrants to Integral for no consideration.
     Effective December 27, 2005, the Company exchanged $286,200, of the $3.25 million outstanding, of the Timberland junior revolving line of credit into 28.62 shares of common stock at a price of $10,000 per share. As a result, as of July 31, 2006, the Company owned 478.62 common shares of Timberland and the funded debt under the junior revolving line of credit was reduced from $3.25 million to approximately $2.96 million.
     Effective December 31, 2005, the Company received 373,362 shares of Series E preferred stock of ProcessClaims, Inc. (“ProcessClaims”) in exchange for its rights under a warrant issued by ProcessClaims that has been held by the Company since May 2002. On January 5, 2006, the Valuation Committee increased the fair value of the Company’s entire investment in ProcessClaims by $3.3 million to $5.7 million. Please see the paragraph below for more information on ProcessClaims.
     On January 3, 2006, the Company exercised its warrant ownership in Octagon which increased its existing membership interest. As a result, Octagon is now considered an affiliate of the Company.
     Due to the dissolution of Yaga, one of the Company’s legacy portfolio companies, the Company realized losses on its investment in Yaga totaling $2.3 million during the year ended October 31, 2006. The Company received no proceeds from the dissolution of Yaga and the Company’s investment in Yaga has been removed from the Company’s books. The Valuation Committee previously decreased the fair value of the Company’s investment in Yaga to zero and as a result, the Company’s realized losses were offset by reductions in unrealized losses. Therefore, the net effect of the removal of Yaga from the Company’s books on the Company’s consolidated statement of operations and NAV at October 31, 2006, was zero.
     On February 24, 2006, BP repaid its second lien loan from the Company in full. The amount of the proceeds received from the prepayment was approximately $8.7 million. This amount included all outstanding principal, accrued interest, accrued monitoring fees and an early prepayment fee. The Company recorded no gain or loss as a result of the repayment.
     On April 7, 2006, the Company sold its investment in Lumeta for its then carrying value of $200,000. The Company realized a loss on Lumeta of approximately $200,000. However, the Valuation Committee previously decreased the fair value of the Company’s investment in Lumeta to $200,000 and, as a result, the realized loss was offset by a reduction in unrealized losses. Therefore, the net effect of the Company’s sale of its investment in Lumeta on the Company’s consolidated statement of operations and NAV was zero.
     On April 21, 2006, BM Auto repaid its bridge loan from the Company in full. The amount of the proceeds received from the repayment was approximately $7.2 million. This amount included all outstanding principal, accrued interest and was net of foreign taxes withheld. The Company recorded no gain or loss as a result of the repayment.
     On May 4, 2006, the Company received a working capital adjustment of approximately $250,000 related to the Company’s purchase of a membership interest in Turf. As a result, the Company’s cost basis in the investment was reduced.
     On May 30, 2006, ProcessClaims, one of the Company’s legacy portfolio companies, entered into a definitive agreement to be acquired by CCC Information Services Inc. (“CCC”). The acquisition by CCC closed on June 9, 2006. As of June 9, 2006, the Company received net proceeds of approximately $7.9 million. The gross proceeds were approximately $8.3 million of which approximately $400,000 or 5% of the gross proceeds were deposited into a reserve account for one year. Due to the contingencies associated with the escrow, the Company has not presently placed any value on the proceeds deposited in escrow and has therefore not factored such proceeds into the Company’s increased NAV. The Company’s total investment in ProcessClaims was $2.4 million which resulted in a capital gain of approximately $5.5 million.
     On July 27, 2006, SOI repaid their loan from the Company in full. The amount of the proceeds received from the prepayment was approximately $4.5 million. This amount included all outstanding principal, accrued interest, and an early prepayment fee. The Company recorded no gain or loss as a result of the prepayment.

     On August 25, 2006, Harmony repaid their loan from the Company in full. The amount of the proceeds received from the prepayment was $207,444. This amount included all outstanding principal and accrued interest. The Company recorded no gain or loss as a result of the prepayment.
     On August 25, 2006, SGDA’s revolving credit facility was added to the term loan, increasing the balance of the term loan by $1.6 million. The revolving credit facility was eliminated from the Company’s books as a result of this refinancing.
     Effective September 12, 2006, the Company exchanged $409,091 of the $2.96 million outstanding, of the Timberland junior revolving line of credit into 40.91 shares of common stock at a price of $10,000 per share. Effective September 22, 2006, the Company exchanged $225,000 of the $2.55 million outstanding, of the Timberland junior revolving line of credit into 22.5 shares of common stock at a price of $10,000 per share. On September 22, 2006, Timberland drew down $500,000 from the junior revolving line of credit. As a result of these transactions, as of October 31, 2006, the Company owned 542.03 common shares of Timberland and the funded debt under the junior revolving line of credit was reduced from $2.96 million to approximately $2.83 million.
     On October 2, 2006, Octagon bought-back a total of 15% equity interest from non-service members. This resulted in a sale of a portion of the Company’s LLC member interest to Octagon for proceeds of $1,020,018. The Company realized a gain of $551,092 from this sale.
     On October 2, 2006, Octagon repaid their loan and revolving credit facility from the Company in full. The amount of the proceeds received from the prepayment of the loan was approximately $5.4 million. This amount included all outstanding principal, accrued interest, and an unused fee on the revolving credit facility. The Company recorded a gain as a result of these prepayments of approximately $429,000 from the acceleration of amortization of original issue discount.
     On October 20, 2006, the Company assigned $5.0 million of SP’s $8.0 million term loan B to Citigroup Global Markets Realty Corp.
     On October 30, 2006, JDC repaid $160,116 of principal on the senior subordinated debt.
     During the year ended October 31, 2006, the Valuation Committee increased the fair value of the Company’s investments in Baltic common stock by $11.6 million, Dakota common stock by approximately $2.6 million, Turf’s membership interest by $2.0 million, Octagon’s membership interest by approximately $562,000, Ohio common stock by $9.2 million, Foliofn preferred stock by $5.0 million, Vendio preferred stock by $700,000, ProcessClaims preferred stock by $4.8 million and Vitality common stock and warrants by $3.5 million and $400,000, respectively. In addition, increases recorded to the cost basis and fair value of the loans to Amersham, BP, Impact, JDC, Phoenix, SP, Timberland, Turf, Marine, Summit and the Vitality and Marine preferred stock were due to the receipt of payment in kind interest/dividends totaling approximately $2.2 million. Also during the year ended October 31, 2006, the undistributed allocation of flow through income from the Company’s equity investment in Octagon increased the cost basis and fair value of the Company’s investment by approximately $279,000. During the year ended October 31, 2006, the Valuation Committee also decreased the fair value of the Company’s equity investment in Timberland by $1 million. The increase in fair value from payment in kind interest/dividends and flow through income has been approved by the Company’s Valuation Committee.
     At October 31, 2006, the fair value of all portfolio investments, exclusive of short-term securities, was $275.9 million with a cost basis of $286.9 million. At October 31, 2005, the fair value of all portfolio investments, exclusive of short-term securities, was $122.3 million with a cost basis of $171.6 million.
     For the Year Ended October 31, 2005
     During the year ended October 31, 2005, the Company made six new investments, committing capital totaling approximately $48.8 million. The investments were made in JDC, SGDA, SP, BP, Ohio and Amersham. The amounts invested were $3.0 million, $5.8 million, $10.5 million, $10 million, $17 million and $2.5 million respectively.

     The Company also made three follow-on investments in existing portfolio companies committing capital totaling approximately $5.0 million. In December 2004 and January 2005, the Company invested a total of $1.25 million in Timberland in the form of subordinated bridge notes. On April 15, 2005, the Company re-issued 146,750 shares of its treasury stock at the Company’s NAV per share of $9.54 in exchange for 40,500 shares of common stock of Vestal. On July 8, 2005 the Company extended Timberland a $3.25 million junior revolving note. According to the terms of the note, Timberland immediately drew $1.3 million from the revolving note and used the proceeds to repay the subordinated bridge notes in full. The repayment included all outstanding principal and accrued interest. On July 29, 2005, the Company invested an additional $325,000 in Impact in the form of a secured promissory note.
     In April 2005, Octagon drew $1.5 million from the senior secured credit facility provided to it by the Company and repaid it in full during June 2005.
     During 2005, SGDA drew approximately $1.2 million from the revolving credit facility provided to it by the Company. As of October 31, 2005, all amounts drawn from the facility remained outstanding.
     On July 14, 2005 and September 28, 2005, Timberland drew an additional $1.5 million and $425,000, respectively, from the revolving note mentioned above. As of October 31, 2005, the note was drawn in full and the balance of $3.25 million remained outstanding.
     Also, during the year ended October 31, 2005, the Company sold its entire investment in Sygate and received $14.4 million in net proceeds. In addition, approximately $1.6 million or 10% of proceeds from the sale were deposited in an escrow account for approximately one year. Due to the contingencies associated with the escrow, the Company did not place any value on the proceeds deposited in escrow and did not factor such proceeds into the Company’s NAV. The realized gain from the $14.4 million in net proceeds received was $10.4 million. The Company also sold 685,679 shares of Mentor Graphics receiving net proceeds of approximately $9.0 million and a realized gain on the shares sold of approximately $5.0 million. The Company also received approximately $300,000 from the escrow related to the 2004 sale of BlueStar.
     The Company realized losses on CBCA of approximately $12.0 million, Phosistor of approximately $1.0 million and ShopEaze of approximately $6.0 million. The Company received no proceeds from these companies and they have been removed from the Company’s portfolio. The Valuation Committee previously decreased the fair value of the Company’s investments in these companies to zero. Therefore, the net effect of the transactions on the Company’s consolidated statement of operations and NAV for the fiscal year ended October 31, 2005, was zero.
     On December 21, 2004, Determine Software, Inc. (“Determine”) prepaid its senior credit facility from the Company in full. The amount of proceeds the Company received from the repayment was approximately $1.64 million. This amount included all outstanding principal and accrued interest. Under the terms of the early repayment, the Company returned its 2,229,955 Series C warrants for no consideration.
     On July 5, 2005, Arcot prepaid its senior credit facility from the Company in full. The amount of proceeds the Company received from the repayment was approximately $2.55 million. This amount included all outstanding principal and accrued interest. Under the terms of the early repayment, the Company returned its warrants to Arcot for no consideration.
     The Company continued to receive principal repayments on the debt securities of Integral and BP. Integral made payments during the year ended October 31, 2005, according to its credit facility agreement totaling $1,683,336. BP made two quarterly payments during the year ended totaling $833,333. Also, the Company received a one time, early repayment on Vestal’s debt securities totaling $100,000.
     During the year ended October 31, 2005, the Valuation Committee increased the fair value of the Company’s investments in Baltic by $1.5 million, Dakota by $514,000, Octagon by $1,022,638, Sygate by $7.5 million (which was later realized), Vendio by $1,565,999, Vestal by $1,850,000 and Vitality by $700,000. In addition, increases in the cost basis and fair value of the Octagon loan, Impact loan, Timberland loan, Vitality Series A preferred stock, JDC loan and SP loans were due to the receipt of “payment in kind” interest/dividends totaling $1,370,777. Also during the year ended October 31, 2005, the undistributed allocation of flow through income from the Company’s equity investment in Octagon increased the cost basis and fair value of the investment by $114,845.

     At October 31, 2005, the fair value of all portfolio investments, exclusive of short-term securities, was $122.3 million with a cost of $171.6 million. At October 31, 2004, the fair value of all portfolio investments, exclusive of short-term securities, was $78.5 million with a cost of $151.6 million.
Portfolio Companies
     During the year ended October 31, 2006, the Company had investments in the following portfolio companies:
Actelis Networks, Inc.
     Actelis Networks, Inc. (“Actelis”), Fremont, California, a Legacy Investment, provides authentication and access control solutions designed to secure the integrity of e-business in Internet-scale and wireless environments.
     At October 31, 2005 and October 31, 2006, the Company’s investment in Actelis consisted of 150,602 shares of Series C preferred stock at a cost of $5.0 million. The investment has been assigned a fair value of $0.
Amersham Corp.
     Amersham Corp. (“Amersham”), Louisville, Colorado, is a manufacturer of precision machined components for the automotive, furniture, security and medical device markets.
     During fiscal year 2005 the Company made an investment in Amersham. The Company’s investment in Amersham consists of $2.5 million in purchased notes, bearing annual interest at 10%. The notes have a maturity date of June 29, 2010. The notes have a principal face amount and cost basis of $2.5 million.
     On June 30, 2006, the Company made an additional investment in Amersham consisting of an additional $2.5 million note bearing annual interest at 16% from June 30, 2006 to June 30, 2008. The interest rate then steps down to 14% for the period July 1, 2008 to June 30, 2010, steps down to 13% for the period July 1, 2010 to June 30, 2012 and steps down again to 12% for the period July 1, 2012 to June 30, 2013. The note has a maturity date of June 30, 2013. The note has a principal face amount and cost basis of $2.6 million. The increase in the outstanding balance, cost and fair value of the loan, is due to the capitalization of “payment in kind” interest. These increases were approved by the Company’s Valuation Committee.
     At October 31, 2006, the notes had a combined outstanding balance, cost and fair value of $5.1 million.
Auto MOTOL BENI
     Auto MOTOL BENI (“BENI”), consists of two leased Ford sales and service dealerships located in the western side of Prague, in the Czech Republic.
     On October 10, 2006 the Company made an investment in BENI by purchasing 200 shares of common stock at a cost of $2.0 million.
     At October 31, 2006, the Company’s investment in BENI was assigned a cost and fair value of $2.0 million.
     Christopher Sullivan, a representative of the Company, serves as a director for BENI.
Baltic Motors Corporation
     Baltic Motors Corporation (“Baltic”), Purchase, New York, is a U.S. company focused on the importation and sale of Ford and Land Rover vehicles and parts throughout Latvia, a member of the European Union.
     At October 31, 2005, the Company’s investment in Baltic consisted of 54,947 shares of common stock at a cost of $6.0 million and a mezzanine loan with a cost basis of $4.5 million. The loan has a maturity date of June 24, 2007 and earns interest at 10% per annum.
     At October 31, 2005, the investment in Baltic was assigned a fair value of $12.0 million.
     On December 22, 2005, the Company extended to Baltic a $1.8 million revolving bridge note. Baltic immediately drew down $1.5 million from the note. On January 12, 2006, Baltic repaid the amount drawn from the note in full including all unpaid interest. The note ended on January 31, 2006 and has been removed from the Company’s books.
     On March 28, 2006, the Company extended to Baltic a $2.0 million revolving bridge note. Baltic immediately drew down $2.0 million from the note. On April 5, 2006, Baltic repaid the amount drawn from the note in full including all unpaid interest. The note ended on April 30, 2006 and has been removed from the Company’s books.

     On September 28, 2006, the Company purchased an additional 5,737 shares of common stock at a cost of $2.0 million. The Company also extended to Baltic a $1.0 million bridge loan. The loan bears annual interest at 12% with a maturity date of December 27, 2006.
     During the year ended October 31, 2006, the Valuation Committee increased the fair value of the Company’s equity investment in Baltic by $11.6 million. The fair value of the Company’s equity investment at October 31, 2006 was $21.2 million.
     At October 31, 2006, the Company’s investment in Baltic was assigned a fair value of $26.7 million. Michael Tokarz, Chairman of the Company, and Christopher Sullivan, a representative of the Company, serve as directors for Baltic.
BP Clothing, LLC
     BP Clothing, LLC (“BP”), Pico Rivera, California, is a company which designs, manufactures, markets and distributes, Baby Phat(R), a line of women’s clothing.
     On June 3, 2005, the Company made an initial investment in BP consisting of a $10 million second lien loan bearing annual interest at LIBOR plus 8% for the first year and variable interest rates for the remainder of the four year term. The loan has a $10.0 million principal face amount and was issued at a cost basis of $10.0 million. The loan’s cost basis was subsequently discounted to reflect loan origination fees received. The Company is scheduled to receive quarterly principal repayments totaling $625,000 per quarter with the remaining principal balance due upon maturity.
     On February 24, 2006, BP repaid its initial second lien loan from the Company in full. The amount of the proceeds received from the prepayment was approximately $8.7 million. This amount included all outstanding principal, accrued interest, accrued monitoring fees and an early prepayment fee.
     On July 19, 2006, the Company extended to BP a subsequent $10 million second lien loan bearing annual interest at 14%. The loan has a $10.0 million principal face amount and was issued at a cost basis of $10.0 million. The loan’s cost basis was subsequently discounted to reflect loan origination fees received. The maturity date of the loan is July 18, 2012. The principal balance is due upon maturity.
     On July 20, 2006, the Company purchased at a discount $5 million in loan assignments in BP. The $3 million term loan A bears annual interest at LIBOR plus 4.25% or Prime Rate plus 3.25%. The $2 million term loan B bears annual interest at LIBOR plus 6.40% or Prime Rate plus 5.40%. The interest rate option on the loan assignments is at the borrower’s discretion. Both loans mature on July 18, 2011.
     On September 29, 2006, the Company received a quarterly principal payment for term loan A of $90,000. The increase in the outstanding balance, cost and fair value of the loans is due to the amortization of loan origination fees and the capitalization of “payment in kind” interest. These increases were approved by the Company’s Valuation Committee.
     At October 31, 2006, the loans had a combined outstanding balance and cost basis of $14.7 million. The loan and loan assignments had a combined fair value of $14.9 million.
Dakota Growers Pasta Company, Inc.
     Dakota Growers Pasta Company, Inc. (“Dakota”), Carrington, North Dakota, is the third largest manufacturer of dry pasta in North America and a market leader in private label sales. Dakota and its partners in DNA Dreamfields Company, LLC introduced a new process that is designed to reduce the number of digestible carbohydrates found in traditional pasta products.
     At October 31, 2005, the Company’s investment in Dakota consisted of 909,091 shares of common stock with a cost of $5.0 million and assigned fair value of $5.5 million.
     During the year ended October 31, 2006, the Company purchased an additional 172,104 shares of common stock at an average price of $5.11 per share or approximately $879,000.
     Effective January 31, 2006 and April 30, 2006, the Valuation Committee increased the fair value of the newly purchased shares to the carrying value of the original shares or approximately $6.07. The increase in the fair value of the newly purchased shares over their cost was approximately $164,000.
     Effective July 31, 2006, the Valuation Committee increased the fair value of the investment by approximately $900,000.
     Effective October 31, 2006, the Valuation Committee increased the fair value of the investment by approximately $1.5 million.

     At October 31, 2006, the Company’s investment in Dakota consisted of 1,081,195 shares of common stock with a cost of $5.9 million and assigned fair value of $9.0 million.
     Michael Tokarz, Chairman of the Company, serves as a director of Dakota.
DPHI, Inc. (formerly DataPlay, Inc.)
     DPHI, Inc. (“DPHI”), Boulder, Colorado, a Legacy Investment, is trying to develop new ways of enabling consumers to record and play digital content.
     At October 31, 2005 and October 31, 2006, the Company’s investment in DPHI consisted of 602,131 shares of Series A-1 preferred stock with a cost of $4.5 million. This investment has been assigned a fair value of $0.
Endymion Systems, Inc.
     Endymion Systems, Inc. (“Endymion”), Oakland, California, a Legacy Investment, is a single source supplier for strategic, web-enabled, end-to-end business solutions designed to help its customers leverage Internet technologies to drive growth and increase productivity.
     At October 31, 2005 and October 31, 2006, the Company’s investment in Endymion consisted of 7,156,760 shares of Series A preferred stock with a cost of $7.0 million. The investment has been assigned a fair value of $0.
Foliofn, Inc.
     Foliofn, Inc. (“Foliofn”), Vienna, Virginia, a Legacy Investment, is a financial services technology company that offers investment solutions to financial services firms and investors.
     At October 31, 2005 and October 31, 2006, the Company’s investment in Foliofn consisted of 5,802,259 shares of Series C preferred stock with a cost of $15.0 million. During the year ended October 31, 2006, the Valuation Committee increased the fair value of the Company’s equity investment in Foliofn by $5.0 million. The fair value of the Company’s equity investment at October 31, 2006 was $5.0 million.
     Bruce Shewmaker, an officer of the Company, serves as a director of Foliofn.
Harmony Pharmacy & Health Center, Inc.
     Harmony Pharmacy & Health Center, Inc. (“Harmony Pharmacy”), Purchase, NY, plans to operate pharmacy and healthcare centers primarily in airports in the United States.
     The Company invested $200,000 in Harmony Pharmacy in the form of a demand note. The note bears annual interest at 10% and is callable anytime at the Company’s discretion.
     On August 4, 2006 the Company purchased 750,000 shares of common stock at a cost of $750,000.
     On August 25, 2006, Harmony repaid its demand note in full. The amount of the proceeds received from the prepayment was $207,444.44. This amount included all outstanding principal and accrued interest. There was no gain or loss as a result of the prepayment.
     At October 31, 2006, the Company’s investment in Harmony consisted of 2 million shares of common stock with a cost of $750,000 and was assigned a fair value of $750,000.
     Michael Tokarz, Chairman of the Company, serves as a director of Harmony.
Henry Company
     Henry Company (“Henry”), Huntington Park, California, is a manufacturer and distributor of building products and specialty chemicals.
     In January 2006, The Company purchased the $5 million in loan assignments in Henry Company. The $3 million term loan A bears annual interest at LIBOR plus 3.5% and matures on April 6, 2011. The $2 million term loan B bears annual interest at LIBOR plus 7.75% and also matures on April 6, 2011. At October 31, 2006, the loans had a combined outstanding balance, cost basis, and fair value of $5.0 million.
Impact Confections, Inc.
     Impact Confections, Inc. (“Impact”), Roswell, New Mexico founded in 1981, is a manufacturer and distributor of children’s candies.

     The Company’s investment in Impact consists of 252 shares of common stock at a cost of $10,714.28 per share or $2.7 million and a loan to Impact in the form of a senior subordinated note with an outstanding balance of $5.0 million. The Company’s common stock has a preferred status if there is a liquidation of the company. The loan bears annual interest at 17.0% and matures on July 30, 2009. The loan was issued at a cost basis of $5.0 million. The loan’s cost basis was then discounted to reflect loan origination fees received.
     On July 29, 2005, the Company made a $325,000 follow-on investment in Impact in the form of a secured promissory note which bears annual interest at LIBOR plus 4%. The promissory note has a three year term. The note has a $325,000 principal face amount and was issued at a cost basis of $325,000. The note’s cost basis was then discounted to reflect loan origination fees received.
     At October 31, 2005, the Company’s investment in Impact consisted of 252 shares of common stock at a cost of $2.7 million, the loan to Impact with an outstanding balance of $5.23 million and the secured promissory note with an outstanding balance of $325,000. The cost basis of the loan and promissory note at October 31, 2005 was approximately $5.13 million and $319,000, respectively. At October 31, 2005, the equity investment, loan and secured promissory note were assigned fair values of $2.7 million, $5.23 million and $325,000 respectively.
     At October 31, 2006, the Company’s investment in Impact consisted of 252 shares of common stock at a cost of $2.7 million, the loan to Impact with an outstanding balance of $5.5 million and the secured promissory note with a balance of $325,000. The cost basis of the loan and promissory note at October 31, 2006 were approximately $5.39 million and $321,000 respectively. At October 31, 2006, the equity investment, loan and secured promissory note were assigned fair values of $2.7 million, $5.5 million and $325,000, respectively. The increase in the outstanding balance, cost and fair value of the loan is due to the amortization of loan origination fees and the capitalization of “payment in kind” interest. These increases were approved by the Company’s Valuation Committee.
     Puneet Sanan and Shivani Khurana, representatives of the Company, serve as directors of Impact.
Innovative Brands, LLC
     Innovative Brands, LLC (“Innovative Brands”), Phoenix, Arizona, is a consumer product company that manufactures and distributes personal care products.
     The Company purchased a $15 million loan assignment in Innovative Brands. The $15 million term loan bears annual interest at 11.125% and matures on September 25, 2011.
     At October 31, 2006, the loan had an outstanding balance, cost basis, and was assigned a fair value of $15.0 million.
Integral Development Corporation
     Integral Development Corporation (“Integral”), Mountain View, California, a Legacy Investment, is a developer of technology for financial institutions to expand, integrate and automate their capital markets businesses and operations.
     At October 31, 2005, the Company’s investment in Integral consisted of an outstanding balance on the loan of $1.12 million with a cost of $1.12 million. The investment had been assigned a fair value of $1.12 million.
     During the year ended October 31, 2006, Integral prepaid its outstanding loan balance in full including all accrued interest. The Company recorded no gain or loss as a result of the prepayment. Under the terms of the prepayment, the Company returned its warrants to Integral for no consideration.
     As of October 31, 2006, the Company no longer held any investment in Integral.
JDC Lighting, LLC
     JDC Lighting, LLC (“JDC”), New York, New York, is a distributor of commercial lighting and electrical products.
     The Company’s investment in JDC consists of a $3.0 million senior subordinated loan, bearing annual interest at 17% over a four year term. The loan has a $3.0 million principal face amount and was issued at a cost basis of $3.0 million. The loan’s cost basis was discounted to reflect loan origination fees received.
     At October 31, 2005, the loan had an outstanding balance of $3.09 million with a cost of $3.03 million. The loan was assigned a fair value of $3.09 million.
     On October 30, 2006, JDC repaid $160,116 of principal.
     At October 31, 2006, the loan had an outstanding balance of $3.04 million with a cost of $2.99 million. The loan was assigned a fair value of $3.04 million. The increase in the outstanding balance, cost and fair value of the loan, is due to the amortization of loan origination fees and the capitalization of “payment in kind” interest. These increases were approved by the Company’s Valuation Committee.
Lumeta Corporation
     Lumeta Corporation (“Lumeta”), Somerset, New Jersey, a Legacy Investment, is a developer of network management, security, and auditing solutions. The company provides businesses with an analysis of their network security that is designed to reveal the vulnerabilities and inefficiencies of their corporate intranets.
     At October 31, 2005 and January 31, 2006, the Company’s investment in Lumeta consisted of 384,615 shares of Series A preferred stock and 266,846 shares of Series B preferred stock with a combined cost of approximately $406,000.
     At October 31, 2005 the investments were assigned a fair value of $200,000, or approximately $0.11 per share of Series A preferred stock and approximately $0.59 per share of Series B preferred stock.
     On April 7, 2006, the Company sold its investment in Lumeta for its carrying value of $200,000. The Company realized a loss on Lumeta of approximately $200,000. However, the Valuation Committee previously decreased the fair value of the Company’s investment in this company to $200,000 and as a result, the realized loss was offset by a reduction in unrealized losses. Therefore, the net effect of the Company’s sale of its investment in Lumeta on the Company’s consolidated statement of operations and NAV was zero.
     As of October 31, 2006, the Company no longer held any investment in Lumeta.
Mainstream Data, Inc.
     Mainstream Data, Inc. (“Mainstream”), Salt Lake City, Utah, a Legacy Investment, builds and operates satellite, internet, and wireless broadcast networks for information companies. Mainstream networks deliver text news, streaming stock quotations, and digital images to subscribers around the world.
     At October 31, 2005 and October 31, 2006, the Company’s investment in Mainstream consisted of 5,786 shares of common stock with a cost of $3.75 million. The investment has been assigned a fair value of $0.
Marine Exhibition Corporation
     Marine Exhibition Corporation (“Marine”), Miami, Florida, owns and operates the Miami Seaquarium. The Seaquarium is a family-oriented entertainment park.
     On July 11, 2006, the Company extended to Marine a $10 million senior secured loan bearing annual interest at 11%. The senior secured loan has a $10.0 million principal face amount and was issued at a cost basis of $10.0 million. The loan’s cost basis was subsequently discounted to reflect loan origination fees received. The maturity date of the loan is June 30, 2013. The Company also extended a secured revolving note bearing interest at LIBOR plus 1%. The amount available to draw down at any time on the note is $2.0 million. The Company also invested $2.0 million into Marine in the form of preferred stock, purchasing 2,000 shares. The dividend rate on the preferred stock is 12% per annum.
     At October 31, 2006, the Company’s senior secured loan had an outstanding balance of $10.1 million with a cost of $9.9 million. The senior secured loan was assigned a fair value of $10.1 million. The secured revolving note was not drawn upon. The preferred stock had been assigned a fair value of $2.0 million. The increase in the outstanding balance, cost and fair value of the loan and preferred stock, is due to the amortization of loan origination fees and the capitalization of “payment in kind” interest/dividends. These increases were approved by the Company’s Valuation Committee.
Octagon Credit Investors, LLC
     Octagon Credit Investors, LLC (“Octagon”), is a New York-based asset management company that manages leveraged loans and high yield bonds through collateralized debt obligations (“CDO”) funds.
     The Company’s initial investment in Octagon consisted of a $5,000,000 senior subordinated loan, bearing annual interest at 15% over a seven year term. The loan has a $5,000,000 principal face amount and was issued at a discounted cost basis of $4,450,000. The loan included detachable warrants with a cost basis of $550,000. The Company also provided a $5,000,000 senior secured credit facility to Octagon. This credit facility expires on May 7, 2009 and bears annual interest at LIBOR plus 4%. The Company receives a 0.50% unused facility fee on an annual basis and a 0.25% servicing fee on an annual basis for maintaining the credit facility. The Company also made a $560,000 equity investment in Octagon which provides the Company a membership interest in Octagon.
     At October 31, 2005, the loan had an outstanding balance of $5.15 million with a cost of $4.56 million. The loan was carried at a fair value of $4.66 million.
     At October 31, 2005, the equity investment and detachable warrants had a cost basis of $724,857 and $550,000 respectively. The equity investment and detachable warrants were assigned a fair value of $1,228,083 and $1,069,457, respectively.
     On January 3, 2006, the Company exercised its warrant ownership in Octagon for no additional cost which increased its existing membership interest in Octagon. As a result, Octagon is now considered an affiliate under the definition of the 1940 Act.
     Effective January 31, 2006, the Valuation Committee determined to increase the fair value of the Company’s equity investment in Octagon by $562,291.
     The cost basis and fair value of the equity investment was also increased by approximately $200,000 to account for the Company’s allocated portion of the flow-through income, from its membership interest in Octagon, which was not distributed to members. This flow-through income is recorded by the Company as “other income.”
     On October 2, 2006, Octagon repaid the loan and credit facility in full. The amount of the proceeds received from the prepayment was approximately $5.4 million. This amount included all outstanding principal, accrued interest, and unused fee on the credit facility. The Company recorded a gain as a result of these prepayments of approximately $429,000 from the acceleration of amortization of original issue discount. After this repayment, the Company extended a $5 million term loan, cost discounted for loan fees, and a $12 million revolving line of credit to Octagon. Octagon immediately drew down $3.75 million from the revolving line of credit. The Company received two distributions from Octagon on October 2, 2006, a return of capital of $191,258 and a one time incentive fee of $100,411. Also on October 2, 2006, Octagon repurchased a portion of the LLC membership interest for approximately $1.02 million. The Company realized a capital gain of approximately $550,000 from this sale.
     On October 30, 2006, Octagon repaid $500,000 of the outstanding balance on the revolving line of credit.
     At October 31, 2006, the term loan had an outstanding balance of $5 million with a cost of $4.9 million. The loan was assigned a fair value of $5.0 million. The revolving line of credit had an outstanding balance of $3.25 million with a cost and fair value of $3.25 million.
     At October 31, 2006, the equity investment had a cost basis of approximately $900,000 and was assigned a fair value of $1.93 million.
Ohio Medical Corporation
     Ohio Medical Corporation (“Ohio”), Gurnee, Illinois, is a manufacturer and supplier of suction and oxygen therapy products, as well as medical gas equipment.
     During fiscal year 2005, the Company invested $17 million and sponsored the acquisition of General Electric’s Ohmeda Brand Suction and Oxygen Therapy business unit (“GE-SOT”), a leading global supplier of suction and oxygen therapy products. On July 14, 2005, in conjunction with this transaction, the Company acquired GE-SOT’s largest supplier, Squire Cogswell/Aeros Instruments, Inc. and merged both businesses creating Ohio Medical Corporation.
     The Company’s investment in Ohio consists of 5,620 shares of common stock with a cost basis of $17 million.
     As of October 31, 2005, the Company’s investment was assigned a fair value of $17 million.
     During the year ended October 31, 2006, the Valuation Committee increased the fair value of the Company’s equity investment in Ohio by $9.2 million from $17.0 million to approximately $26.2 million.
     As of October 31, 2006, the cost basis and fair value of the Company’s investment in Ohio was $17.0 million and $26.2 million, respectively.
     Michael Tokarz, Chairman of the Company, Peter Seidenberg, Chief Financial Officer of the Company and David Hadani, a representative of the Company, serve as directors of Ohio.
Phoenix Coal Corporation
     Phoenix Coal Corporation (“Phoenix”), Madisonville, KY, is engaged in the acquisition, development, production and sale of bituminous coal reserves and resources located primarily in the Illinois Basin. With offices in Madisonville, Kentucky and Champaign, Illinois, the company is focused on consolidating small and medium-sized coal mining projects and applying proprietary technology to increase efficiency and enhance profit margins.

     On April 4, 2006, the Company purchased 1 million shares of common stock of Phoenix for a purchase price of $500,000. On June 8, 2006, the Company purchased an additional 666,667 shares of common stock of Phoenix for a purchase price of approximately $500,000.
     Also, on June 8, 2006, the Company committed to Phoenix $7.0 million in debt. The first $3.5 million second lien loan bears annual interest at 15%. The loan was discounted for the loan origination fees received.
     On July 26, 2006 the Company extended to Phoenix the remaining portion of the $7.0 million commitment. This $3.5 million second lien loan also bears annual interest at 15%. The maturity date for both loans is June 8, 2011.
     At October 31, 2006, the second lien loan had an outstanding balance of $7.1 million with a cost of $7.0 million. The loan was assigned a fair value of $7.1 million. The increase in cost and fair value of the loan is due to the amortization of loan origination fees and the capitalization of “payment in kind” interest. These increases were approved by the Company’s Valuation Committee.
     At October 31, 2006, the equity investment had a cost basis of approximately $1.0 million and was assigned a fair value of $1.0 million.
     Bruce Shewmaker, an officer of the Company, serves as a director of Phoenix.
PreVisor, Inc.
     PreVisor, Inc. (“PreVisor”), Roswell, Georgia, provides pre-employment testing and assessment solutions and related professional consulting services.
     On May 31, 2006, the Company invested $6 million in PreVisor in the form of common stock. Mr. Tokarz, our Chairman and Portfolio Manager, is a minority non-controlling shareholder of PreVisor. Our board of directors, including all of our directors who are not “interested persons” of the Company, as defined by the 1940 Act (the “Independent Directors”), approved the transaction (Mr. Tokarz recused himself from making a determination or recommendation on this matter).
     As of October 31, 2006, the common stock had been assigned a fair value of $6.0 million.
ProcessClaims, Inc.
     ProcessClaims, Inc. (“ProcessClaims”), a Legacy Investment, Manhattan Beach, California, provides web-based solutions and value added services that streamline the automobile insurance claims process for the insurance industry and its partners.
     At October 31, 2005, the Company’s investments in ProcessClaims consisted of 6,250,000 shares of Series C preferred stock, 849,257 shares of Series D preferred stock, and 873,362 warrants to purchase 873,362 shares of Series E convertible preferred stock with a combined cost of $2.4 million. The investment in the Series C preferred stock was assigned a fair value of $2.0 million, the investment in the Series D preferred stock was assigned a fair value of $400,000, and the investment in the Series E warrants was assigned a fair value of $0.
     Effective December 31, 2005, in a cashless transaction, the Company received 373,362 shares of Series E preferred stock of ProcessClaims in exchange for its rights under a warrant issued by ProcessClaims that has been held by the Company since May 2002.
     On January 5, 2006, the Company’s Valuation Committee determined to increase the fair value of the Company’s entire investment in ProcessClaims by $3.3 million.
     During March 2006, the Company was granted and accepted 50,000 options to purchase shares of ProcessClaims common stock. Bruce Shewmaker, an officer of the Company, serves as a director of ProcessClaims. The options were granted for Bruce Shewmaker’s service on ProcessClaims board of directors. The options vested immediately, have an exercise price of $0.32 per share and have an expiration date of ten years from the date of grant.
     Effective April 30, 2006, the Company’s Valuation Committee determined to increase the fair value of the Company’s investment in ProcessClaims by approximately $760,000.
     At April 30, 2006, the Company’s investments in ProcessClaims consisted of 6,250,000 shares of Series C preferred stock, 849,257 shares of Series D preferred stock, 373,362 shares of Series E convertible preferred stock and 50,000 common stock options with a combined cost of $2.4 million. The investment in the Series C preferred stock was assigned a fair value of $5.2 million, the investment in the Series D preferred stock was assigned a fair value of $831,000, the investment in the Series E warrants was assigned a fair value of $446,000 and the options were fair valued at $9,000.
     On May 30, 2006, ProcessClaims, one of the Company’s legacy portfolio companies, entered into a definitive agreement to be acquired by CCC Information Services Inc. (“CCC”). The acquisition by CCC closed on June 9,

2006. As of June 9, 2006, the Company received net proceeds of approximately $7.9 million. The gross proceeds were approximately $8.3 million of which approximately $400,000 or 5% of the gross proceeds were deposited into a reserve account for one year. Due to the contingencies associated with the escrow, the Company has not presently placed any value on the proceeds deposited in escrow and has therefore not factored such proceeds into the Company’s increased NAV. The Company’s total investment in ProcessClaims was $2.4 million which resulted in a capital gain of approximately $5.5 million.
     As of October 31, 2006, the Company no longer held any investment in ProcessClaims.
SafeStone Technologies PLC
     SafeStone Technologies PLC (“SafeStone”), Old Amersham, UK, a Legacy Investment, provides organizations with technology designed to secure access controls across the extended enterprise, enforcing compliance with security policies and enabling effective management of the corporate IT and e-business infrastructure.
     At October 31, 2005 and October 31, 2006, the Company’s investments in SafeStone consisted of 2,106,378 shares of Series A ordinary stock with a cost of $4.0 million. The investment has been assigned a fair value of $0 by the Company’s Valuation Committee.
SGDA Sanierungsgesellschaft fur Deponien und Altasten mbH
     SGDA Sanierungsgesellschaft fur Deponien und Altasten mbH (“SGDA”), Zella-Mehlis, Germany, is a company that is in the business of landfill remediation and revitalization of contaminated soil.
     The Company’s investment in SGDA consists of a $4.6 million term loan, bearing annual interest at 7% over a four and a half year term. The term loan has a $4.6 million principal face amount and was issued at a discounted cost basis of $4.3 million. The loan included a common equity ownership interest in SGDA with a cost basis of $315,000. The Company also made available to SGDA a $1.3 million revolving credit facility that bears annual interest at 7%. The credit facility expires on August 25, 2006.
     At October 31, 2005, the term loan had an outstanding balance of $4.58 million with a cost of $4.3 million. The term loan was carried at a fair value of $4.3 million. The increase in the cost and fair value of the loan is due to the accretion of the market discount of the term loan. The ownership interest in SGDA has been assigned a fair value of $315,000 which is its cost basis. As of October 31, 2005, SGDA had drawn $1,237,700 upon the revolving credit facility.
     During December 2005, SGDA drew an additional $70,600 on the revolving line of credit. This brought the amount drawn under the line of credit to $1.3 million, the maximum available under the line of credit.
     Also during December 2005, the Company did not accrue, and therefore was not paid, approximately $23,000 in implied interest owed from the SGDA loan and revolving credit facility. This was due to a contractual agreement (based on German tax provisions) to cap the interest paid by SGDA to Company, in the aggregate, at 240,000 Euro in any given calendar year. Despite forgoing this interest management believes there is no credit risk associated with this portfolio company.
     On January 12, 2006, the Company extended to SGDA a $300,000 bridge loan. The loan bore annual interest at 7% and had a maturity date of April 30, 2006.
     On April 6, 2006, the Company invested an additional $2.0 million into SGDA in the form of a preferred equity interest. On April 25, 2006 the Company purchased an additional common equity interest in SGDA for $23,551.
      On April 28, 2006, the Company increased the availability under the revolving credit facility by $300,000. The balance of the bridge loan mentioned above, which would have matured on April 30, 2006, was added to the revolving credit facility and the bridge loan was removed from the Company’s books as a part of the refinancing. As of July 31, 2006, the entire $1.6 million facility was drawn in full.
     On August 25, 2006 the revolving credit facility was added to the term loan balance assuming the same terms as the term loan.
     On October 24, 2006, the Company invested an additional $3 million into SGDA in the form of preferred equity interest.
      At October 31, 2006, the term loan had an outstanding balance of $6.2 million with a cost of $6 million. The term loan was assigned a fair value of $6 million. The increase in the cost and fair value of the loan is due to the accretion of the market discount of the term loan. These increases were approved by the Company’s Valuation Committee. The ownership interest in SGDA has been assigned a fair value of $338,551 which is its cost basis. The preferred stock has been assigned a fair value of $5.0 million.

Sonexis, Inc.
     Sonexis, Inc. (“Sonexis”), Tewksbury, Massachusetts, a Legacy Investment, is the developer of a new kind of conferencing solution — Sonexis ConferenceManager — a modular platform that is designed to support a breadth of audio and web conferencing functionality to deliver rich media conferencing.
     At October 31, 2005 and October 31, 2006, the Company’s investment in Sonexis consisted of 131,615 shares of common stock with a cost of $10.0 million. The investment has been assigned a fair value of $0.
SIA BM Auto
     SIA BM Auto (“BM Auto”), Riga, Latvia, is a company focused on the importation and sale of BMW vehicles and parts throughout Latvia, a member of the European Union.
     The Company’s investment in BM Auto consisted of 47,300 shares of common stock at a cost of $8 million and a sixty day bridge loan with a cost basis of $7.0 million. The loan was repaid in full, including all principal and accrued interest, on April 21, 2006.
     At October 31, 2006, the Company’s investment in BM Auto was assigned a fair value of $8 million.
SP Industries, Inc.
     SP Industries, Inc. (“SP”), Warminster, Pennsylvania, is a designer, manufacturer, and marketer of laboratory research and process equipment, glassware and precision glass components, and configured-to-order manufacturing equipment.
     The Company’s investment in SP consists of a $6.5 million mezzanine loan and a $4.0 million term loan. The mezzanine loan bears annual interest at 17% over a seven year term. The mezzanine loan has a $6.5 million principal face amount and was issued at a cost basis of $6.5 million. The mezzanine loan’s cost basis was discounted to reflect loan origination fees received. The term loan bears annual interest at LIBOR plus 10% over a five year term. The term loan has a $4.0 million principal face amount and was issued at a cost basis of $4.0 million. The term loan’s cost basis was discounted to reflect loan origination fees received by the Company.
     At October 31, 2005, the mezzanine loan and the term loan had outstanding balances of $6.65 million and $4.02 million respectively with cost basis of $6.4 million and $3.95 million, respectively. The mezzanine loan and term loan were assigned fair values of $6.65 million and $4.02 million, respectively.
     On October 13, 2006 the Company extended to SP $10 million in the form of an additional $4.0 million of term loan and an additional $6.0 million mezzanine loan. The interest rate and maturity date of the term loan was adjusted to LIBOR plus 8% and March 31, 2011. The interest rate of the mezzanine loan was adjusted to 16% with the maturity date remaining March 31, 2012.
     On October 20, 2006 the Company assigned $5.0 million of term loan to Citigroup Global Markets Realty.
     At October 31, 2006, the mezzanine loan and the term loan had outstanding balances of $12.96 million and $3.06 million, respectively, with a cost basis of $12.65 million and $3.01 million, respectively. The mezzanine loan and term loan were assigned fair values of $12.96 million and $3.06 million, respectively. The increase in the outstanding balance, cost and fair value of the loan, is due to the amortization of loan origination fees and the capitalization of “payment in kind” interest. These increases were approved by the Company’s Valuation Committee.
Strategic Outsourcing, Inc.
     Strategic Outsourcing, Inc. (“SOI”), Charlotte, North Carolina, is a professional employer organization that provides services that enable small businesses to outsource their human resource function.
     The Company purchased a $5 million loan assignment in SOI. The loan has a 5 year term and bears annual interest at LIBOR plus 5.25%
     On December 31, 2005, SOI repaid a portion of its outstanding loan. The Company’s prorated share of the repayment was approximately $108,000.
     On March 31, 2006, SOI repaid a portion of its outstanding loan. The Company’s prorated share of the repayment was approximately $108,000.
     On May 3, 2006, SOI repaid a portion of its outstanding loan. The Company’s prorated share of the repayment was approximately $440,000.

     On July 27, 2006, SOI repaid the loan assignment in full. The amount of the proceeds received from the prepayment was approximately $4.5 million. This amount included all outstanding principal, accrued interest, and an early prepayment fee.
     As of October 31, 2006, the Company no longer held any investment in SOI.
Storage Canada, LLC
     Storage Canada, LLC (“Storage Canada”), Omaha, NE, is a real estate company that owns and develops self-storage facilities throughout the U.S. and Canada.
     On March 30, 2006, the Company provided a $6 million loan commitment to Storage Canada on which Storage Canada immediately borrowed $1.34 million. The commitment expires after one year, but may be renewed with the consent of both parties. The initial borrowing on the loan bears annual interest at 8.75% and has a maturity date of March 30, 2013. Any additional borrowings will mature seven years from the date of the subsequent borrowing. The Company receives monthly principal payments. The Company also receives a fee of 0.25% on the unused portion of the loan.
     On October 6, 2006, Storage Canada borrowed $619,000. The borrowing bears annual interest at 8.75% and has a maturity date of October 6, 2013.
     At October 31, 2006, the Company’s investment in Storage Canada had an outstanding balance of $1.94 million and a cost basis of $1.95 million and was assigned a fair value of $1.94 million.
Summit Research Labs, Inc.
     Summit Research Labs, Inc. (“Summit”), Huguenot, NY, is a specialty chemical company that manufactures antiperspirant actives.
     On August 16, 2006, the Company extended to Summit a $5 million second lien loan bearing annual interest at 14%. The second lien loan has a $5.0 million principal face amount and was issued at a cost basis of $5.0 million. The loan’s cost basis was subsequently discounted to reflect loan origination fees received. The maturity date of the loan is August 15, 2012. The Company also invested $11.2 million into Summit in the form of preferred stock, purchasing 800 shares.
     At October 31, 2006, the Company’s second lien loan had an outstanding balance of $5.04 million with a cost of $4.95 million. The second lien loan was assigned a fair value of $5.04 million. The preferred stock had been assigned a fair value of $11.2 million. The increase in cost and fair value of the loan is due to the amortization of loan origination fees and the capitalization of “payment in kind” interest. These increases were approved by the Company’s Valuation Committee.
     Michael Tokarz, Chairman of the Company, and Puneet Sanan and Shivani Khurana, representatives of the Company, serve as directors of Summit.
Timberland Machines & Irrigation, Inc.
     Timberland Machines & Irrigation, Inc. (“Timberland”), Enfield, Connecticut, is a distributor of landscaping outdoor power equipment and irrigation products.
     The Company’s investment in Timberland consists of a $6 million senior subordinated loan, bearing annual interest at 17% over a five year term. The note has a $6 million principal face amount and was issued at a cost basis of $6 million. The loan’s cost basis was then discounted to reflect loan origination fees received. The Company also owns 450 shares of common stock for a $4.5 million equity investment in Timberland. The Company has an option to purchase an additional 150 shares of common stock at a price of $10,000 per share. The Company has also extended to Timberland a $3.25 million junior revolving note. The junior revolving note bears interest at 12.5% per annum and matures on July 7, 2007.
     Timberland has a floor plan financing program administered by Transamerica Commercial Finance Corporation (“Transamerica”). As is typical in Timberland’s industry, under the terms of the dealer financing arrangement, Timberland guarantees the repurchase of product from Transamerica, if a dealer defaults on payment and the underlying assets are repossessed. The Company has agreed to be a co-guarantor of this repurchase commitment, but its maximum potential exposure as a result of the guarantee is contractually limited to $0.5 million.
     At October 31, 2005, the Company’s mezzanine loan had an outstanding balance of $6.32 million with a cost of $6.23 million. The mezzanine loan was assigned a fair value of $6.32 million. The junior revolving note was fully drawn upon and assigned a fair value of $3.25 million. The common stock had been assigned a fair value of $4,500,000. The warrant was assigned a fair value of $0.
     Effective December 27, 2005, the Company converted $286,200 of the Timberland junior revolving line of credit into 28.62 shares of common stock at a price of $10,000 per share. As a result, as of July 31, 2006 the Company owned 478.62 common shares and the funded debt under the junior revolving line of credit was reduced from $3.25 million to approximately $2.96 million.
     During the quarter ended, April 30, 2006, Timberland had repaid an additional $500,000 on the note leaving the total amount outstanding at approximately $2.46 million.
     On July 1, 2006, the Company reduced the interest rate on the mezzanine loan from 17% to 14.426%.
     During the quarter ended, July 31, 2006, Timberland repaid an additional $500,000 and drew down $1.0 million on the note leaving the total amount outstanding at approximately $2.96 million.
     Effective September 12, 2006, the Company converted $409,091 of the Timberland junior revolving line of credit into 40.91 shares of common stock at a price of $10,000 per share. Effective September 22, 2006, the Company converted $225,000 of the Timberland junior revolving line of credit into 22.50 shares of common stock at a price of $10,000 per share. Timberland then borrowed $500,000 from the junior revolving line of credit. As a result of these transactions, as of October 31, 2006 the Company owned 542.03 common shares and the funded debt under the junior revolving line of credit was reduced from $3.25 million to approximately $2.83 million.
     During the year ended October 31, 2006, the Valuation Committee decreased the fair value of the Company’s equity investment in Timberland by $1 million from $5.42 million to approximately $4.42 million.
     At October 31, 2006, the Company’s mezzanine loan had an outstanding balance of $6.61 million with a cost of $6.55 million. The mezzanine loan was assigned a fair value of $6.61 million. The increase in the outstanding balance, cost and fair value of the loan is due to the amortization of loan origination fees and the capitalization of “payment in kind” interest. These increases were approved by the Company’s Valuation Committee. The junior revolving note was assigned a fair value of $2.83 million. The common stock was assigned a fair value of $4.42 million. The warrant was assigned a fair value of $0.
     Michael Tokarz, Chairman of the Company, and Puneet Sanan, a representative of the Company, serve as directors of Timberland.
Total Safety U.S., Inc.
     Total Safety U.S., Inc. (“Total Safety”), Houston, Texas, is the leading provider of safety equipment and related services to the refining, petrochemical, and oil exploration and production industries.
     The Company purchased $6 million of loan assignments in Total Safety. The $5 million term loan A bears annual interest at LIBOR plus 4.5% and matures on December 31, 2010. The $1 million term loan B bears annual interest at LIBOR plus 8.5% and also matures on December 31, 2010.
     On June 30, 2006, the Company received a quarterly principal payment for each loan totaling $55,046.
     On September 29, 2006, the Company received a quarterly principal payment for each loan totaling $55,046.
      At October 31, 2006, the loans had a combined outstanding balance and cost basis of $5.9 million. The loan assignments were assigned a fair value of $5.9 million.
Turf Products, LLC
     Turf Products, LLC (“Turf”), Enfield, Connecticut, is a wholesale distributor of golf course and commercial turf maintenance equipment, golf course irrigation systems and consumer outdoor power equipment.
      The Company’s investment in Turf consists of senior subordinated loan, bearing interest at 15% per annum over a five year term. The note has a $7.5 million principal face amount and was issued at a cost basis of $7.5 million. The loan’s cost basis was then discounted to reflect loan origination fees received. The Company also owns a membership interest from a $3.8 million equity investment in Turf. The Company also has a warrant to purchase an additional 15% of the company.
     During the year ended October 31, 2006, the Valuation Committee increased the fair value of the Company’s equity investment in Turf by $2.0 million from $3.8 million to approximately $5.8 million.
     At October 31, 2006, the Company’s mezzanine loan had an outstanding balance of $7.68 million with a cost of $7.63 million. The loan was assigned a fair value of $7.68 million. The increase in the outstanding balance, cost and fair value of the loan is due to the amortization of loan origination fees and the capitalization of “payment in kind” interest. These increases were approved by the Company’s Valuation Committee. The membership interest has been assigned a fair value of $5.8 million. The option was assigned a fair value of $0.

     Michael Tokarz, Chairman of the Company, and Puneet Sanan and Shivani Khurana, representatives of the Company, serve as directors of Turf.
Velocitius B.V.
     Velocitius B.V. (“Velocitius”), a Netherlands based company, manages Germany based wind farms through operating subsidiaries.
     On May 10, 2006, the Company made an equity investment of approximately $66,290 in Velocitius.
     On October 26, 2006, the Company made an additional equity investment of approximately $2.9 million.
     On October 30, 2006, the Company provided a $260,000 revolving line of credit to Velocitius on which Velocitius immediately borrowed approximately $143,614. The revolving line of credit expires on October 31, 2009. The note bears annual interest at 8%.
     At October 31, 2006, the equity investment in Velocitius had a cost and was assigned a fair value of $2.97 million. The revolving line of credit had a cost and was assigned a fair value of $143,614.
     Bruce Shewmaker, an officer of the Company, serves as a director of Velocitius.
Vendio Services, Inc.
     Vendio Services, Inc. (“Vendio”), San Bruno, California, a Legacy Investment, offers small businesses and entrepreneurs resources to build Internet sales channels by providing software solutions designed to help these merchants efficiently market, sell and distribute their products.
     At October 31, 2005, the Company’s investments in Vendio consisted of 10,476 shares of common stock and 6,443,188 shares of Series A preferred stock at a total cost of $6.6 million. The investments were assigned a fair value of $2.7 million, $0 for the common stock and $2.7 million for the Series A preferred stock.
     During the year ended October 31, 2006, the Valuation Committee increased the fair value of the Company’s equity investment in Vendio by $700,000 from $2.7 million to $3.4 million.
     At October 31, 2006, the Company’s investments in Vendio consisted of 10,476 shares of common stock and 6,443,188 shares of Series A preferred stock at a total cost of $6.6 million. The investments were assigned a fair value of $3.4 million, $0 for the common stock and $3.4 million for the Series A preferred stock.
     Bruce Shewmaker, an officer of the Company, serves as a director of Vendio.
Vestal Manufacturing Enterprises, Inc.
     Vestal Manufacturing Enterprises, Inc. (“Vestal”), Sweetwater, Tennessee, is a market leader for steel fabricated products to brick and masonry segments of the construction industry. Vestal manufactures and sells both cast iron and fabricated steel specialty products used in the construction of single-family homes.
     The Company’s investment in Vestal consists of 81,000 shares of common stock at a cost of $1.85 million and a loan of $900,000 to Vestal in the form of a senior subordinated promissory note. The loan has a maturity date of April 29, 2011 and earns interest at 12% per annum.
     At October 31, 2005, the senior subordinated promissory note had an outstanding balance, cost, and fair value of $900,000. The 81,000 shares of common stock of Vestal that had a cost basis of $1.85 million were assigned a fair value of $3.7 million.
     On September 1, 2006, the Company received a principal payment of approximately $100,000.
     At October 31, 2006, the senior subordinated promissory note had an outstanding balance, cost, and fair value of $800,000. The 81,000 shares of common stock of Vestal that had a cost basis of $1.85 million were assigned a fair value of $3.7 million.
     David Hadani and Ben Harris, representatives of the Company, serve as directors of Vestal.
Vitality Foodservice, Inc.
     Vitality Foodservice, Inc. (“Vitality”), Tampa, Florida, is a market leader in the processing and marketing of dispensed and non-dispensed juices and frozen concentrate liquid coffee to the foodservice industry. With an installed base of over 42,000 dispensers worldwide, Vitality sells its frozen concentrate through a network of over 350 distributors to such market niches as institutional foodservice, including schools, hospitals, cruise ships, hotels and restaurants.

     The Company’s investment in Vitality consists of 500,000 shares of common stock at a cost of $5 million and 1,000,000 shares of Series A convertible preferred stock at a cost of $10 million. The convertible preferred stock has a liquidation date of September 24, 2011 and has a yield of 13% per annum. The convertible preferred stock also has detachable warrants granting the Company the right to purchase 211,243 shares of common stock at the price of $0.01 per share.
     At October 31, 2005, the investment in Vitality consisted of 500,000 shares of common stock at a cost of $5 million and 1,000,000 shares of Series A convertible preferred stock at a cost of $10.52 million. The common stock, Series A convertible preferred stock and warrants were assigned fair values of $5 million, $10.52 million and $700,000, respectively.
     Effective January 31, 2006, the Valuation Committee determined to increase the fair value of the common stock and warrants in Vitality by $3.5 million and $400,000, respectively.
     During the year ended October 31, 2006, the Company reclassified dividend income received from Vitality totaling approximately $900,000 to return of capital. The reclassification occurred due to Vitality’s determination that it will not have taxable earnings and profits for their fiscal year 2006. This reclassification to return of capital had no impact on the Company’s net asset value
     At October 31, 2006, the investment in Vitality consisted of 500,000 shares of common stock at a cost of $5 million and 1,000,000 shares of Series A convertible preferred stock at a cost of $9.66 million. The increase in the cost and fair value of the Series A convertible preferred stock is due to the capitalization of “payment in kind” dividends. These increases were approved by the Company’s Valuation Committee. The common stock, Series A convertible preferred stock and warrants were assigned fair values of $8.5 million, $11.05 million and $1.1 million, respectively.
     David Hadani, a representative of the Company, serves as a director of Vitality.
Yaga, Inc.
     Yaga, Inc. (“Yaga”), San Francisco, California, a Legacy Investment, provided a hosted application service provider (ASP) platform that is designed to address emerging revenue and payment infrastructure needs of online businesses. Yaga’s payment and accounting application supports micropayments, aggregated billing and stored value accounts while also managing royalty/affiliate accounting and split payments.
     At October 31, 2005, the Company’s investment in Yaga consisted of 300,000 shares of Series A preferred stock and 1,000,000 shares of Series B with a combined cost of $2.3 million. The investments had been assigned a fair value of $0.
     During the quarter ended January 31, 2006, the Company received notification of the final dissolution of Yaga. The Company received no proceeds from the dissolution of this company and the investment has been removed from the Company’s books. The fair value of Yaga was previously written down to zero and therefore, the net effect of the removal of Yaga from the Company’s books on the Company’s consolidated statement of operations and NAV was zero.
     At October 31, 2006, the Company no longer held any investment in Yaga.
Liquidity and Capital Resources
     At October 31, 2006, the Company had investments in portfolio companies totaling $275.9 million. Also, at October 31, 2006, the Company had investments in cash equivalents totaling approximately $66.2 million. The Company considers all money market and other cash investments purchased with an original maturity of less than three months to be cash equivalents. U.S. government securities and cash equivalents are highly liquid.
     During the year ended October 31, 2006, the Company made sixteen new investments, committing capital totaling approximately $142.1 million. The investments were made in Turf, SOI, Henry, BM Auto, Storage Canada, Phoenix, Harmony Pharmacy, Inc., Total Safety, PreVisor, Marine, BP, Velocitius, Summit, Octagon, BENI, and Innovative Brands. The amounts invested were $11.6 million, $5.0 million, $5.0 million, $15.0 million, $6.0 million, $8.0 million, $200,000, $6.0 million, $6.0 million, $14.0 million, $15.0 million, $66,290, $16.2 million, $17.0 million, $2.0 million and $15.0 million, respectively.
     The Company also made eight follow-on investments in existing portfolio companies committing capital totaling approximately $24.2 million. During the year ended October 31, 2006, the Company invested approximately $879,000 in Dakota by purchasing an additional 172,104 shares of common stock at an average price of $5.11 per share. On December 22, 2005, the Company made a follow-on investment in Baltic in the form of a $1.8 million revolving bridge note. Baltic immediately drew down $1.5 million from the note. On January 12, 2006, Baltic repaid the amount drawn from the note in full including all unpaid interest. The note matured on January 31, 2006 and has been removed from the Company’s books. On January 12, 2006, the Company provided SGDA a $300,000 bridge loan. On March 28, 2006, the Company provided Baltic a $2.0 million revolving bridge note. Baltic immediately drew down $2.0 million from the note. On April 5, 2006, Baltic repaid the amount drawn from the note in full including all unpaid interest. The note matured on April 30, 2006 and has been removed from the Company’s books. On April 6, 2006, the Company invested an additional $2.0 million in SGDA in the form of a preferred equity security. On April 25, 2006, the Company purchased an additional common equity security in SGDA for $23,000. On June 30, 2006, the Company invested $2.5 million in Amersham in the form of a second lien loan. On August 4, 2006, the Company invested $750,000 in Harmony in the form of common stock. On September 28, 2006, the Company made another follow-on investment in Baltic in the form of a $1.0 million bridge loan and $2.0 million equity investment. On October 13, 2006, the Company made a $10.0 million follow-on investment in SP. The $10 million was invested in the form of an additional $4.0 million in term loan B and $6.0 million in a mezzanine loan. On October 20, 2006, the Company then assigned $5.0 million of SP’s $8.0 million term loan B to Citigroup Global Markets Realty Corp. On October 24, 2006, the Company invested an additional $3.0 million in SGDA in the form of a preferred equity security. On October 26, 2006, the Company invested an additional $2.9 million in Velocitius in the form of common equity. The Company also provided Velocitius a $260,000 revolving note on October 31, 2006. Velocitius immediately drew down $143,614 from the note.
     Commitments to/for Portfolio Companies:
     At October 31, 2006, the Company’s commitments to portfolio companies consisted of the following:
Open Commitments of MVC Capital, Inc.

Portfolio Company	Amount Committed	Amount Funded at October 31, 2006
Marine	$2.0 million	—
Octagon	$12.0 million	$3.25 million
Storage Canada	$6.0 million	$1.95 million
Timberland	$3.25 million	$2.83 million
Velocitius	$260,000	$143,614
     On May 7, 2004, the Company provided a $5,000,000 senior secured credit facility to Octagon. This credit facility expires on May 6, 2007 and can be automatically extended until May 6, 2009. The credit facility bears annual interest at LIBOR plus 4%. The Company receives a 0.50% unused facility fee on an annual basis and a 0.25% servicing fee on an annual basis for maintaining the credit facility. On February 1, 2006, Octagon drew $250,000 from the credit facility. The credit facility was repaid in full including, all accrued interest on February 23, 2006. This credit facility was refinanced on October 12, 2006.
     During February 2005, the Company made available to SGDA, a $1,308,300 revolving credit facility that bears annual interest at 7%. The credit facility expired on August 25, 2006. During fiscal year 2006, SGDA drew down $70,600 from the credit facility. On April 28, 2006, the Company increased the availability under the revolving credit facility by $300,000. The balance of the Company’s bridge loan to SDGA, which would have matured on April 30, 2006, was added to the revolving credit facility and the bridge loan was removed from the Company’s books.
     On June 30, 2005, the Company pledged its common stock of Ohio to Guggenheim to collateralize a loan made by Guggenheim to Ohio.
     On July 8, 2005 the Company extended Timberland a $3.25 million junior revolving note that bears interest at 12.5% per annum and expires on July 7, 2007. The Company also receives a fee of 0.25% on the unused portion of the note. As of October 31, 2005, the total amount outstanding on the note was $3.25 million. On December 27, 2005, the Company exchanged $286,200 of the Timberland junior revolving line of credit for 28.62 shares of common stock at a price of $10,000 per share. As of January 31, 2006, the Company owned 478.62 common shares and the funded debt under the junior revolving line of credit has been reduced from $3.25 million to approximately $2.96 million. On April 21, 2006, Timberland repaid $500,000 on the note. On May 18, 2006, Timberland repaid an additional $500,000 on the note. On July 10, 2006, Timberland drew down $1.0 million leaving the total amount on the note outstanding at July 31, 2006 approximately $2.96 million. On September 12, 2006, the Company converted $409,091 of the Timberland junior revolving line of credit into 40.91 shares of common stock at a price of $10,000 per share. Effective September 22, 2006, the Company converted $225,000 of the Timberland junior revolving line of credit into 22.50 shares of common stock at a price of $10,000 per share. Timberland then borrowed $500,000 from the junior revolving line of credit. As a result of these transactions, as of October 31, 2006 the Company owned 542.03 common shares and the funded debt under the junior revolving line of credit was reduced from $3.25 million to approximately $2.83 million.
     On December 22, 2005, the Company extended to Baltic a $1.8 million revolving bridge note. The note bears interest at 12% per annum and had a maturity date of January 31, 2006. Baltic immediately drew $1.5 million from the note. On January 12, 2006, Baltic repaid the amount drawn from the note in full including all unpaid interest. The revolver matured on January 31, 2006 and has been removed from the Company’s books.
     On March 28, 2006, the Company extended to Baltic a $2.0 million revolving bridge note. Baltic immediately drew down $2.0 million from the note. On April 5, 2006, Baltic repaid the amount drawn from the note in full including all unpaid interest. The note matured on April 30, 2006 and has been removed from the Company’s books.
     On March 30, 2006, the Company provided a $6 million loan commitment to Storage Canada and the company immediately borrowed $1.34 million. The commitment expires after one year, but may be renewed with the consent of both parties. The initial borrowing on the loan bears annual interest at 8.75% and has a maturity date of March 30, 2013. Any additional borrowings will mature seven years from the date of the subsequent borrowing. The Company also receives a fee of 0.25% on the unused portion of the loan. On October 6, 2006, Storage Canada borrowed an additional $619,000. The borrowing bears annual interest at 8.75% and has a maturity date of October 6, 2013.
     On July 11, 2006, the Company extended to Marine a $2.0 million secured revolving note. The note bears annual interest at LIBOR plus 1%. The Company also receives a fee of 0.50% of the unused portion of the loan. There was no amount drawn on the revolving note as of October 31, 2006.
     On August 25, 2006, SGDA’s revolving credit facility was added to the term loan, increasing the balance of the term loan by $1.6 million. The revolving credit facility was eliminated from the Company’s books as a result of this refinancing.
     On October 12, 2006, the Company provided a $12.0 million revolving credit facility to Octagon in replacement of the senior secured credit facility provided on May 7, 2004. This credit facility expires on December 31, 2011. The credit facility bears annual interest at LIBOR plus 4.25%. The Company receives a 0.50% unused facility fee on an annual basis and a 0.25% servicing fee on an annual basis for maintaining the credit facility. On October 12, 2006, Octagon drew $3.75 million from the credit facility. Octagon repaid $500,000 of the credit facility on October 30, 2006. As of October 31, 2006, there was $3.25 million outstanding.
     On October 30, 2006, the Company provided a $260,000 revolving line of credit to Velocitius on which Velocitius immediately borrowed $143,614. The revolving line of credit expires on October 31, 2009. The note bears annual interest at 8%.
     Timberland also has a floor plan financing program administered by Transamerica. As is typical in Timberland’s industry, under the terms of the dealer financing arrangement, Timberland guarantees the repurchase of product from Transamerica, if a dealer defaults on payment and the underlying assets are repossessed. The Company has agreed to be a limited co-guarantor for up to $500,000 on this repurchase commitment.
     Commitments of the Company:
     On October 28, 2004, the Company entered into a one-year, cash collateralized, $20 million revolving credit facility (“Credit Facility I”) with LaSalle Bank National Association (the “Bank”). On July 20, 2005, the Company amended Credit Facility I. The maximum aggregate loan amount under Credit Facility I was increased from $20 million to $30 million. Additionally, the maturity date was extended from October 31, 2005 to August 31, 2006. All other material terms of Credit Facility I remained unchanged. On January 27, 2006, the Company borrowed $10 million under Credit Facility I. The $10 million borrowed under Credit Facility I was repaid in full by February 3, 2006. Borrowings under Credit Facility I bear interest, at the Company’s option, at either a fixed rate equal to the LIBOR rate (for one, two, three or six months), plus 1.00% per annum, or at a floating rate equal to the Bank’s prime rate in effect from time to time, minus 1.00% per annum. Credit Facility I expired on August 31, 2006.
     On February 16, 2005, the Company entered into a sublease (the “Sublease”) for a larger space in the building in which the Company’s current executive offices are located. Effective November 1, 2006, the Company subleased its principal executive office to TTG Advisers. The Sublease is scheduled to expire on February 28, 2007. Future payments under the Sublease for TTG Advisers total approximately $75,000 in fiscal year 2007. The Company’s previous lease was terminated effective March 1, 2005, without penalty. The building in which the Company’s executive offices are located, 287 Bowman Avenue, is owned by Phoenix Capital Partners, LLC, an entity which is 97% owned by Mr. Tokarz. See Note 4 “Management” of our consolidated financial statements for more information on Mr. Tokarz.
     On April 27, 2006, the Company and MVCFS, as co-borrowers entered into a new four-year, $100 million revolving credit facility (“Credit Facility II”) with Guggenheim as administrative agent to the lenders. On April 27, 2006, the Company borrowed $45 million ($27.5 million drawn from the revolving credit facility and $17.5 million in term debt) under Credit Facility II. The $27.5 million drawn from the revolving credit facility was repaid in full on May 2, 2006. On July 28, 2006, the Company borrowed $57.5 million ($45.0 million drawn from the revolving credit facility and $12.5 million in term debt) under Credit Facility II. On August 2, 2006, the Company repaid $45.0 million borrowed on the revolving credit facility. On August 31, 2006, the Company borrowed $5.0 million in term debt under Credit Facility II. On October 27, 2006, the Company borrowed $4.0 million from the revolving credit under Credit Facility II. On October 30, 2006, the Company borrowed $61 million under Credit Facility II, $15 million in term debt and $46 million drawn from the revolving credit facility. As of October 31, 2006, there was $50.0 million in term debt and $50.0 million on the revolving credit facility outstanding. The proceeds from borrowings made under Credit Facility II are expected to be used to fund new and existing portfolio investments, pay fees and expenses related to the financing and for general corporate purposes. Credit Facility II will expire on April 27, 2010, at which time all outstanding amounts under Credit Facility II will be due and payable. Borrowings under Credit Facility II will bear interest, at the Company’s option, at a floating rate equal to either (i) the LIBOR rate (for one, two, three or six months), plus a spread of 2.00% per annum, or (ii) the Prime rate in effect from time to time, plus a spread of 1.00% per annum. The Company paid a closing fee, legal and other costs associated with this transaction. These costs will be amortized evenly over the life of the facility. The prepaid expenses on the Balance Sheet include the unamortized portion of these costs. Borrowings under Credit Facility II will be secured, by among other things, cash, cash equivalents, debt investments, accounts receivable, equipment, instruments, general intangibles, the capital stock of MVCFS, and any proceeds from all the aforementioned items, as well as all other property except for equity investments made by the Company.
     The Company enters into contracts with portfolio companies and other parties that contain a variety of indemnifications. The Company’s maximum exposure under these arrangements is unknown. However, the Company has not experienced claims or losses pursuant to these contracts and believes the risk of loss related to indemnifications to be remote.
Subsequent Events
     Effective November 1, 2006, pursuant to the Advisory Agreement, the Company is externally managed by TTG Advisers, which serves as the Company’s investment adviser. Under the terms of the Advisory Agreement, TTG Advisers will determine, consistent with the Company’s investment strategy, the composition of the Company’s portfolio, the nature and timing of the changes to the Company’s portfolio and the manner of implementing such changes, identify, and negotiate the structure of the Company’s investments (including performing due diligence on prospective portfolio companies), close and monitor the Company’s investments, determine the securities and other assets purchased, retain or sell and oversee the administration, recordkeeping and compliance functions of the Company and/or third parties performing such functions for the Company. TTG Advisers’ services under the Advisory Agreement are not exclusive, and it may furnish similar services to other entities. Pursuant to the

Advisory Agreement, the Company is required to pay TTG Advisers a fee for investment advisory and management services consisting of two components: (i) a base management fee and (ii) an incentive fee. The base management fee shall be 2.0% per annum of the Company’s total assets excluding cash. The incentive fee will consist of two parts: (i) one part will be based on our pre-incentive fee net operating income; and (ii) the other part will be based on the capital gains realized on our portfolio of securities acquired after November 1, 2003. For a detailed description of the Advisory Agreement, please refer to the Definitive Proxy Statement on Schedule 14A (as filed with the SEC on August 3, 2006).
     On November 1, 2006, Timberland borrowed $420,291 from the secured junior revolving note.
     On November 2, 2006, the Company repaid $54.5 million borrowed on the revolving credit facility under Credit Facility II.
     On November 7, 2006, the Company made an additional $100,000 equity investment into SGDA .
     On November 7, 2006, the Company repaid $5.5 million borrowed on the revolving credit facility under Credit Facility II.
     On November 21, 2006, consistent with the contemplated spin-off identified in the Advisory Agreement (and which is depicted in this Registration Statement), the Company formed MVC Partners, a private equity firm. On December 5, 2006, MVC Partners’ subsidiary, MVC Europe LLC, arrived at an agreement to co-own BPE Management Ltd. (“BPE”) with Parex Asset Management IPAS, a management investment company and subsidiary of the Parex Bank. BPE will pursue investments in businesses throughout the Baltic region.
     In addition, on November 21, 2006, MVC Partners established its MVC Global LLC division, which pursues investments in foreign operating companies.
     On November 22, 2006, the Company invested $3.2 million in Westwood Chemical Corporation, a manufacturer of antiperspirant actives and water treatment chemicals, consisting of a $1.6 million bridge loan and $1.6 million in equity.
     On November 27, 2006, the Company increased the amount available to draw down on the Timberland secured junior revolving note from $3.25 million to $4.0 million. Timberland then borrowed $750,000 from the secured junior revolver.
     On December 6, 2006, the Company borrowed $10.0 million on the revolving credit facility under Credit Facility II. The revolving credit facility now has a balance of $15.0 million and the term loan has a balance of $35.0 million.
     On December 8, 2006, Total Safety repaid term loan A and term loan B in full including all accrued interest and fees. The total amount received in repayment for term loan A was $5,043,775 and for term loan B was $1,009,628.
     On December 12, 2006, the Company invested $10 million in Levlad Arbonne International LLC, a marketer of personal care products, in the form of a $10 million second lien loan. The loan bears annual interest of LIBOR plus 6.5 % and the maturity date is December 19, 2013.
     On December 13, 2006, the Company made an investment in Total Safety by extending a $3.5 million second lien loan and a $1.0 million first lien loan. The second lien loan has an annual interest rate of LIBOR plus 6.5% and a maturity date of December 8, 2013. The first lien loan has an annual interest rate of LIBOR plus 3.0% and a maturity date of December 8, 2012.
     On December 14, 2006, the Company’s Board of Directors declared a $0.12 per share dividend for the first quarter of fiscal 2007. The Board of Directors also declared an additional cash dividend of $0.06 per share. The dividends were paid on January 5, 2007 to shareholders of record on December 28, 2006. The ex-dividend date is December 26, 2006.

     On December 18, 2006, the Company extended the maturity date on the $1 million Baltic bridge loan from December 22, 2006 to January 5, 2007. This note was then repaid in full on January 5, 2007, including principal and all accrued interest.
     On December 22, 2006, the Company invested $564,716 in Vitality in the form of common stock.
     On January 3, 2007, the Company borrowed $3.0 million on the revolving credit facility under Credit Facility II. The revolving credit facility now has a balance of $18.0 million and the term loan has a balance of $35.0 million.
     On January 4, 2007, the Company’s Valuation Committee determined to increase the fair values of the Company’s investments in the following portfolio companies by an aggregate amount of approximately $20.8 million*: SIA BM Auto, Baltic Motors Corporation, Dakota Growers Pasta Company, Inc., Octagon Credit Investors, LLC, SGDA Sanierungsgesellschaft für Deponien und Altlasten mbH, Vendio Services, Inc., and Vitality Foodservice, Inc.
     Subject to confirmation following the audit, the payment obligation to Mr. Tokarz resulting from the sale of a portion of the Company’s LLC membership interest in Octagon is expected to be approximately $110,000 (which is expected to be paid during the first quarter of the Company’s fiscal year 2007).
SENIOR SECURITIES
     Information about our senior securities is shown in the following tables as of each fiscal year ended October 31 since the Company commenced operations, unless otherwise noted. The “— “ indicates information which the SEC expressly does not require to be disclosed for certain types of senior securities.

Total Amount
	Outstanding		Involuntary
	Exclusive of	Asset	Liquidating	Average
	Treasury	Coverage	Preference	Market Value
Class and Year	Securities(1)	per Unit(2)	per Unit(3)	per Unit(4)
Revolving Lines of Credit
2000	$—	$—	$—	N/A
2001	$—	$—	$—	N/A
2002	$—	$—	$—	N/A
2003	$—	$—	$—	N/A
2004	$10,025,000	$11,531.18	$—	N/A
2005	$—	$—	$—	N/A
2006	$100,000,000	$3,369.93	$—	N/A

(1)	Total amount of each class of senior securities outstanding at the end of the period presented.

(2)	The asset coverage ratio for a class of senior securities representing indebtedness is calculated as our consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the Asset Coverage Per Unit.

(3)	The amount to which such class of senior security would be entitled upon the involuntary liquidation of the issuer in preference to any security junior to it.

(4)	Not applicable, as senior securities are not registered for public trading.

* Unaudited

THE COMPANY
     MVC Capital is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act. MVC Capital provides equity and debt investment capital to fund growth, acquisitions and recapitalizations of small and middle-market companies in a variety of industries primarily located in the United States. Our investments can take the form of common and preferred stock and warrants or rights to acquire equity interests, senior and subordinated loans, or convertible securities. Our common stock is traded on the NYSE under the symbol “MVC.”
     Although the Company has been in operation since 2000, the year 2003 marked a new beginning for the Company. In February 2003, shareholders elected an entirely new board of directors. The board of directors developed a new long-term strategy for the Company. In September 2003, upon the recommendation of the board of directors, shareholders voted to adopt a new investment objective for the Company of seeking to maximize total return from capital appreciation and/or income. The Company’s prior objective had been limited to seeking long-term capital appreciation from venture capital investments in the information technology industries. Consistent with our broader objective, we adopted a more flexible investment strategy of providing equity and debt financing to small and middle-market companies in a variety of industries. With the recommendation of the board of directors, shareholders also voted to appoint Michael Tokarz as Chairman and Portfolio Manager to lead the implementation of our new objective and strategy and to stabilize the existing portfolio. Prior to the arrival of Mr. Tokarz and his new management team in November 2003, the Company had experienced significant valuation declines from investments made by the former management team. After only three quarters of operations under the new management team, the Company posted a profitable third quarter for fiscal 2004 reversing a trend of 12 consecutive quarters of net investment losses and earned a profit for the entire fiscal year. The Company has continued to be profitable in each of the last eight quarters since then and has recorded net operating income of approximately $5.7 million and $3.9 million for the fiscal years ended October 31, 2005 and October 31, 2006, respectively. The change in net assets resulting from operations increased from $11.6 million at the end of fiscal 2004 to $26.3 million as of the end of fiscal 2005 and to $47.3 million as of the end of fiscal 2006.
     On September 7, 2006, the shareholders of the Company approved the Advisory Agreement (with over 92% of the votes cast on the agreement voting in its favor) that provided for the Company to be externally managed by TTG Advisers. The agreement took effect on November 1, 2006. TTG Advisers was organized to provide investment advisory and management services to the Company and other investment vehicles. TTG Advisers is a registered investment adviser that is controlled by Mr. Tokarz. All of the individuals (including the Company’s investment professionals) that had been previously employed by the Company as of the fiscal year ended October 31, 2006 are now employed by TTG Advisers and are expected to continue to provide services to the Company. It is anticipated that the Company’s investment strategy and selection process will remain the same under the externalized management structure.
ABOUT MVC CAPITAL
     The Company is managed by TTG Advisers, the Company’s investment adviser. The investment team of TTG Advisers is headed by Michael Tokarz, who has over 30 years of lending and investment experience. TTG Advisers has a dedicated originations and transaction development investment team with significant experience in private equity, leveraged finance, investment banking, distressed debt transactions and business operations. The members of the investment team have invested in and managed businesses during both recessionary and expansionary periods and through full interest rate cycles and financial market conditions. TTG Advisers has eight full-time investment professionals and one part-time investment professional, the majority of whom were previously employed by the Company. TTG Advisers also uses the services of other investment professionals with whom it has developed long-term relationships, on an as-needed basis. In addition, TTG Advisers employs five other full-time professionals and one part-time professional who manage the operations of the Company and provide investment support functions both directly and indirectly to our portfolio companies. As TTG Advisers grows, it expects to hire, train, supervise and manage new employees at various levels, many of which would be expected to provide services to the Company.
     Fiscal year 2006 represented a positive year for the Company. The Company made 16 new investments and eight follow-on investments in fiscal 2006, which is an increase from six new investments and three follow-on investments in fiscal 2005 and seven new investments in fiscal 2004. The Company committed a total of $166.3 million of capital in fiscal 2006, compared to $53.8 million and $60.7 million in fiscal 2005 and 2004, respectively. The fiscal 2006 new investments included: Turf, SOI, Henry, BM Auto, Storage Canada, Phoenix,

Harmony Pharmacy, Total Safety, PreVisor, Marine, BP, Velocitius, Summit, Octagon, BENI, and Innovative Brands. The fiscal 2006 follow-on investments included: Dakota, Baltic, SGDA, Amersham, Timberland, SP, Harmony, and Velocitius.
     The fiscal 2005 investments included: JDC, SGDA, SP, BP, Ohio, Amersham, Timberland, Vestal, and Impact.
     The fiscal 2004 investments included: Vestal, Octagon, Baltic, Dakota, Impact, Timberland, and Vitality.
     We continue to perform due diligence and seek new investments that are consistent with our objective of maximizing total return from capital appreciation and/or income. We believe that we have extensive relationships with private equity firms, investment banks, business brokers, commercial banks, accounting firms, law firms, hedge funds, other investment firms, industry professionals and management teams of several companies, which can continue to provide us with investment opportunities.
     We are currently working on an active pipeline of potential new investment opportunities. We expect that our equity and loan investments will generally range between $3 million and $25 million each, though we may occasionally invest smaller or greater amounts of capital depending upon the particular investment. While the Company does not adhere to a specific equity and debt asset allocation mix, no more than 25% of the value of our total assets may be invested in the securities of one issuer (other than U.S. government securities), or of two or more issuers that are controlled by us and are engaged in the same or similar or related trades or businesses as of the close of each quarter. Our portfolio company investments are typically illiquid and are made through privately negotiated transactions. We generally seek to invest in companies with a history of strong, predictable, positive EBITDA (net income before net interest expense, income tax expense, depreciation and amortization).
     Our portfolio company investments currently consist of common and preferred stock, other forms of equity interest and warrants or rights to acquire equity interests, senior and subordinated loans, and convertible securities. At October 31, 2006, the value of all investments in portfolio companies was approximately $275.9 million and our gross assets were approximately $347.0 million.
     We expect that our investments in senior loans and subordinated debt will generally have stated terms of three to ten years. However, there is no limit on the maturity or duration of any security in our portfolio. Our debt investments are not, and typically will not be, rated by any rating agency, but we believe that if such investments were rated, they would be below investment grade (rated lower than “Baa3” by Moody’s or lower than “BBB-” by Standard & Poor’s). In addition, we may invest without limit in debt of any rating, including debt that has not been rated by any nationally recognized statistical rating organization.
     On July 16, 2004, the Company formed a wholly-owned subsidiary, MVC Financial Services, Inc. (“MVCFS”). MVCFS is incorporated in Delaware and its principal purpose is to provide advisory, administrative and other services to the Company, the Company’s portfolio companies and other entities (including other private equity firms or business development companies). The Company does not hold MVCFS for investment purposes. The results of MVCFS are consolidated into the Company and all inter-company accounts have been eliminated in consolidation.
     Our board of directors has the authority to change any of the strategies described in this prospectus without seeking the approval of our shareholders. However, the 1940 Act prohibits us from altering or changing our investment objective, strategies or policies such that we cease to be a business development company, nor can we voluntarily withdraw our election to be regulated as a business development company, without the approval of the holders of a “majority”, as defined in the 1940 Act, of our outstanding voting securities.
Corporate History and Offices
     The Company was organized on December 2, 1999. Prior to July 2004, our name was meVC Draper Fisher Jurvetson Fund I, Inc. On March 31, 2000, the Company raised $330 million in an initial public offering whereupon it commenced operations as a closed-end investment company. On December 4, 2002, the Company announced it had commenced doing business under the name MVC Capital. We are a Delaware corporation and a non-diversified closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act. On July 16, 2004, the Company formed MVCFS.

     All but one of the independent members of the current board of directors were first elected at the February 28, 2003 Annual Meeting of the shareholders, replacing the previous board of directors in its entirety. The new board of directors then worked on developing a new long-term strategy for the Company. Then, in September 2003, upon the recommendation of the board of directors, shareholders voted to adopt our new investment objective. With the recommendation of the board of directors, shareholders also voted to appoint Mr. Tokarz as Chairman and Portfolio Manager to lead the implementation of our new objective and strategy and to stabilize the existing portfolio. Mr. Tokarz and his team managed the Company under an internal structure through October 31, 2006. On September 7, 2006, the shareholders of the Company approved the Advisory Agreement (with over 92% of the votes cast on the agreement voting in its favor) that provided for the Company to be externally managed by TTG Advisers. The agreement took effect on November 1, 2006. TTG Advisers is a registered investment adviser that is controlled by Mr. Tokarz. All of the individuals (including the Company’s investment professionals) that had been previously employed by the Company as of the fiscal year ended October 31, 2006 are now employed by TTG Advisers and are expected to continue to provide services to the Company.
     Our principal executive office is located at 287 Bowman Avenue, Purchase, New York 10577 and our telephone number is (914) 701-0310. Our website address is www.mvccapital.com.
Our Investment Strategy
     On November 6, 2003, Mr. Tokarz assumed his new position as Chairman and Portfolio Manager. We seek to implement our investment objective (i.e., to maximize total return from capital appreciation and/or income) through making a broad range of private investments in a variety of industries. The investments can include common and preferred stock, other forms of equity interests and warrants or rights to acquire equity interests, senior and subordinated loans, or convertible securities. As of October 31, 2006, we made 16 new investments and eight follow-on investments, committing a total of $166.3 million of capital to these investments.
     Prior to the adoption of our current investment objective, the Company’s investment objective had been to achieve long-term capital appreciation from venture capital investments in information technology companies. The Company’s investments had thus previously focused on investments in equity and debt securities of information technology companies. As of October 31, 2006, 2.42% of our assets consisted of Legacy Investments. We are, however, seeking to manage these Legacy Investments to try and realize maximum returns. We generally seek to capitalize on opportunities to realize cash returns on these investments when presented with a potential “liquidity event,” i.e., a sale, public offering, merger or other reorganization.
     Our new portfolio investments are made pursuant to our new objective and strategy. We are concentrating our investment efforts on small and middle-market companies that, in our view, provide opportunities to maximize total return from capital appreciation and/or income. Under our investment approach, we have the authority to invest, without limit, in any one portfolio company, subject to any diversification limits that may be required in order for us to continue to qualify as a “regulated investment company” (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).
     We participate in the private equity business generally by providing negotiated equity and/or long-term debt investment capital. Our financing is generally used to fund growth, buyouts, acquisitions, recapitalizations, note purchases, and/or bridge financings. We may or may not be a lead investor in such transactions and may also provide equity and debt financing to companies led by private equity firms. We generally invest in private companies, though, from time to time, we may invest in small public companies that may lack adequate access to public capital. We may also seek to achieve our investment objective by establishing a subsidiary or subsidiaries that would serve as a general partner or a managing member to a private investment vehicle(s). Additionally, we may also acquire a portfolio of existing private equity or debt investments held by financial institutions or other investment funds should such opportunities arise.
     At October 31, 2006, October 31, 2005 and October 31, 2004, the fair value of the invested portion (excluding cash and short-term securities) of our net assets consisted of the following:

	Fair Value as a Percentage of Our Net Assets
	As of	As of	As of
Type of Investment	October 31, 2006	October 31, 2005	October 31, 2004
Senior/Subordinated Loans and credit facilities	55.98%	28.81%	23.80%
Common Stock	39.40%	23.10%	26.54%
Warrants	0.46%	0.89%	0.48%
Preferred Stock	13.79%	7.96%	16.64%
Other Equity Investments	6.77%	0.78%	0.48%
Other Rights	0.00%	0.00%	0.00%
     Substantially all amounts not invested in securities of portfolio companies are invested in short-term, highly liquid money market investments or held in cash in an interest bearing account. As of October 31, 2006, these investments were valued at approximately $66.2 million or 27.94% of net assets.
     Our current portfolio includes investments in a wide variety of industries, including food and food service, value-added distribution, industrial manufacturing, financial services and information technology.
     Market. We have developed and maintained relationships with intermediaries, including investment banks, financial services companies and private mezzanine and equity sponsors, through which we source investment opportunities. Through these relationships, we have been able to strengthen our position as an investor. For the transactions in which we may provide debt capital, an equity sponsor can provide a source of additional equity capital if a portfolio company requires additional financing. Private equity sponsors also assist us in confirming due diligence findings when assessing a new investment opportunity, and they may provide assistance and leadership to the portfolio company’s management throughout our investment period.
     Investment Criteria. Prospective investments are evaluated by TTG Advisers’ investment team based upon criteria that may be modified from time to time. The criteria currently being used by management in determining whether to make an investment in a prospective portfolio company include, but are not limited to, management’s view of:

•	Businesses with secure market niches and predictable profit margins;

•	The presence or availability of highly qualified management teams;

•	The line of products or services offered and their market potential;

•	The presence of a sustainable competitive advantage;

•	Favorable industry and competitive dynamics; and

•	Stable free cash flow of the business.
     Due diligence includes a thorough review and analysis of the business plan and operations of a potential portfolio company. We generally perform financial and operational due diligence, study the industry and competitive landscape, and meet with current and former employees, customers, suppliers and/or competitors. In addition, as applicable, we engage attorneys, independent accountants and other consultants to assist with legal, environmental, tax, accounting and marketing due diligence.
     Investment Sourcing. Mr. Tokarz and the other investment professionals have established an extensive network of investment referral relationships. Our network of relationships with investors, lenders and intermediaries includes:
•	private mezzanine and equity investors;

•	investment banks;

•	business brokers;

•	merger and acquisition advisors;

•	financial services companies; and

•	banks, law firms and accountants.
     Allocation of Investment Opportunities. In allocating investment opportunities, TTG Advisers adheres to the following policy, which was approved by the board of directors on October 31, 2006: (1) absent the consent of the board of directors, TTG Advisers will allocate to the Company all investment opportunities in (i) mezzanine and debt securities or (ii) equity or other “non-debt” investments that are (a) expected to be equal to or less than the lesser of 10% of the Company’s net assets or $25 million; and (b) issued by U.S. companies with less than $150 million in revenues (“Targeted Investments”); (2) notwithstanding Item 1 any private fund managed or co-managed by TTG Advisers and a person or entity not affiliated with TTG Advisers or MVC Partners, LLC, a subsidiary of the Company (“MVC Partners”), is permitted to make an investment, without regard to the Company, if such investment is sourced by a person or entity not affiliated with TTG Advisers and MVC Partners; and (3) notwithstanding Item 1, TTG Advisers shall not have an obligation to seek the consent of the board of directors nor be required to allocate to the Company any equity investment where the investor would hold a majority of the outstanding “voting securities” (as defined by the 1940 Act) of the relevant company, provided that such investment is allocated, in its entirety, to MVC Partners.
     Co-Investments. The Company is permitted to co-invest in certain portfolio companies with its affiliates, subject to specified conditions set forth in an exemptive order obtained from the Securities and Exchange Commission (the “SEC”) dated July 11, 2000. Under the terms of the exemptive order, portfolio companies purchased by the Company and its affiliates are required to be approved by the directors who are not “interested persons” of the Company (the “Independent Directors”) and are required to satisfy certain other conditions established by the SEC.
     Investment Structure. Portfolio company investments typically will be negotiated directly with the prospective portfolio company or its affiliates. The investment professionals will structure the terms of a proposed investment, including the purchase price, the type of security to be purchased or financing to be provided and the future involvement of the Company and affiliates in the portfolio company’s business (including potential representation on its board of directors). TTG Advisers will seek to structure the terms of the investment as to provide for the capital needs of the portfolio company and at the same time seek to maximize the Company’s total return.
     Once we have determined that a prospective portfolio company is suitable for investment, we work with the management and, in certain cases, other capital providers, such as senior, junior and/or equity capital providers, to structure an investment. We negotiate on how our investment is expected to relate relative to the other capital in the portfolio company’s capital structure.
     We make preferred and common equity investments in companies as a part of our investing activities, particularly when we see a unique opportunity to profit from the growth of a company and the potential to enhance our returns. At times, we may invest in companies that are undergoing a restructuring but have several of the above attributes and a management team that we believe has the potential to achieve a successful turnaround. Preferred equity investments may be structured with a dividend yield, which may provide us with a current return, if earned and received by the Company.
     Our senior, subordinated and mezzanine debt investments are tailored to the facts and circumstances of the deal. The specific structure is negotiated over a period of several weeks and is designed to seek to protect our rights and manage our risk in the transaction. We may structure the debt instrument to require restrictive affirmative and negative covenants, default penalties, lien protection, equity calls, take control provisions and board observation. Our debt investments are not, and typically will not be, rated by any rating agency, but we believe that if such investments were rated, they would be below investment grade quality (rated lower than “Baa3” by Moody’s or lower than “BBB-” by Standard & Poor’s, commonly referred to as “junk bonds”).
     Our mezzanine debt investments are typically structured as subordinated loans (with or without warrants) that carry a fixed rate of interest. The loans may have interest-only payments in the early years and payments of both principal and interest in the later years, with maturities of three to ten years, although debt maturities and principal amortization schedules vary.
     Our mezzanine debt investments may include equity features, such as warrants or options to buy a minority interest in the portfolio company. Any warrants or other rights we receive with our debt securities generally require only a nominal cost to exercise, and thus, as the portfolio company appreciates in value, we may achieve additional investment return from this equity interest. We may structure the warrants to provide minority rights provisions and event-driven puts. We may seek to achieve additional investment return from the appreciation and sale of our warrants.
     Under certain circumstances, we may acquire more than 50% of the common stock of a company in a control buyout transaction. In addition to our common equity investment, we may also provide additional capital to the controlled portfolio company in the form of senior loans, subordinated debt or preferred stock.
     We fund new investments using cash, the reinvestment of accrued interest and dividends in debt and equity securities, or the current reinvestment of interest and dividend income through the receipt of a debt or equity security (payment-in-kind income). From time to time, we may also opt to reinvest accrued interest receivable in a new debt or equity security, in lieu of receiving such interest in cash and funding a subsequent investment. We may also acquire investments through the issuance of common or preferred stock, debt, or warrants representing rights to purchase shares of our common or preferred stock. The issuance of our stock as consideration may provide us with the benefit of raising equity without having to access the public capital markets in an underwritten offering, including the added benefit of the elimination of any commissions payable to underwriters.
     Providing Management Assistance. As a business development company, we are required to make significant managerial assistance available to the companies in our investment portfolio. In addition to the interest and dividends received from our investments, we often generate additional fee income for the structuring, diligence, transaction, administration, and management services and financial guarantees we provide to our portfolio companies through the Company or our wholly-owned subsidiary MVCFS. In some cases, officers, directors and employees of the Company may serve as members of the board of directors of portfolio companies or fill officer roles within portfolio companies. The Company may provide guidance and management assistance to portfolio companies with respect to such matters as budgets, profit goals, business and financing strategy, management additions or replacements and plans for liquidity events for portfolio company investors such as a merger or initial public offering. MVCFS may also generate additional fee income for providing administrative and other management services to other entities, including private equity firms or other business development companies (as it currently does for Brantley Capital Corporation).
     Portfolio Company Monitoring. We monitor our portfolio companies closely to determine whether or not they continue to be attractive candidates for further investment. Specifically, we monitor their ongoing performance and operations and provide guidance and assistance where appropriate. We would decline additional investments in portfolio companies that, in TTG Advisers’ view, do not continue to show promise. However, we may make follow on investments in portfolio companies that we believe may perform well in the future.
     TTG Advisers follows established procedures for monitoring the Company’s equity and loan investments. The investment professionals have developed a multi-dimensional flexible rating system for all of the Company’s portfolio investments. These rating grids are updated regularly and reviewed by the Portfolio Manager, together with the investment team. Additionally, the Company’s Valuation Committee (the “Valuation Committee”) meets at least quarterly, to review a written valuation memorandum for each portfolio company and to discuss business updates. Furthermore, the Company’s Chief Compliance Officer administers the Company’s compliance policies and procedures, specifically as they relate to the Company’s investments in portfolio companies.
     We exit our investments generally when a liquidity event takes place, such as the sale, recapitalization or initial public offering of a portfolio company. Our equity holdings, including shares underlying warrants, after the exercise of such warrants, typically includes registration rights which would allow us to sell the securities if the portfolio company completes a public offering.
     Investment Approval Procedures. Generally, prior to approving any new investment, we follow the process outlined below. We usually conduct one to four months of due diligence and structuring before an investment is considered for approval. However, depending on the type of investment being contemplated, this process may be longer or shorter.
     The typical key steps in our investment approval process are:
•	Initial investment screening by deal person or investment team;

•	Investment professionals present an investment proposal containing key terms and understandings (verbal and written) to the entire investment team;

•	Our Chief Compliance Officer reviews the proposed investment for compliance with the 1940 Act, the Code and all other relevant rules and regulations;

•	Investment professionals are provided with authorization to commence due diligence;

•	Any investment professional can call a meeting, as deemed necessary, to: (i) review the due diligence reports; (ii) review the investment structure and terms; or (iii) to obtain any other information deemed relevant;

•	Once all due diligence is completed, the proposed investment is rated using a rating system which tests several factors including, but not limited to, cash flow, EBITDA growth, management and business stability. We use this rating system as the base line for tracking the investment in the future;

•	Our Chief Compliance Officer confirms that the proposed investment will not cause us to violate the 1940 Act, the Code or any other applicable rule or regulation;

•	Mr. Tokarz approves the transaction; and

•	The investment is funded.

The Investment Team
     Mr. Tokarz is responsible for the day-to-day management of the Company’s portfolio. Mr. Tokarz draws upon the experience of the eight full-time investment professionals and one part-time investment professional of TTG Advisers, all of whom were previously employed by the Company. TTG Advisers also uses the services of other investment professionals, with whom it has developed long-term relationships, on an as-needed basis. TTG Advisers looks to benefit from the combined resources and investment experience of all of its investment professionals. In addition, TTG Advisers employs five other professionals who manage the operations of the Company and provide investment support functions both directly and indirectly to our portfolio companies. As the Company grows, TTG Advisers expects to hire, train, supervise and manage new employees at various levels, many of which would be expected to provide services to the Company. The following information contains biographical information for key personnel of TTG Advisers (including their titles with TTG Advisers).
     Michael Tokarz, Manager. Mr. Tokarz is a senior investment professional with over 30 years of lending and investment experience. Mr. Tokarz serves as Manager of TTG Advisers and as Chairman and Portfolio Manager of the Company. Prior to assuming his position as Chairman and Portfolio Manager of the Company, and prior to founding The Tokarz Group (in 2002), a private merchant bank of which he is Chairman, Mr. Tokarz was a General Partner with Kohlberg Kravis Roberts & Co. (“KKR”), one of the world’s most experienced private equity firms. During his 17-year tenure at KKR, he participated in diverse leveraged buyouts, financings, restructurings and dispositions. Mr. Tokarz currently serves on numerous corporate boards including Walter Industries, Inc., Stonewater Control Systems, Lomonsov, Athleta, Inc. and Apertio Ltd. In addition, Mr. Tokarz is on the Board of Managers of Illinois Ventures, a University of Illinois focused venture capital seed fund and high technology incubator, and is Chairman of a related private equity follow on investment fund. Mr. Tokarz also serves on the Board of the University of Illinois Foundation and its Investment and Executive Committees, as well as Chairman of the Budget and Finance Committees. Prior to his tenure at KKR, Mr. Tokarz was a commercial banker at Continental Illinois where he was renowned for innovation and buyout financings. Mr. Tokarz rose to run the East Coast operation of Continental Illinois from New York. He is also active on the Endowment Committee and Board of Directors of the National Wildlife Federation. He received his undergraduate degree with High Distinction in Economics and MBA in Finance from the University of Illinois and is a Certified Public Accountant.
     Bruce Shewmaker, Managing Director. Mr. Shewmaker serves as Managing Director of both TTG Advisers and the Company. Mr. Shewmaker is a senior investment professional with over 30 years of private equity and investment banking experience. Prior to becoming a Managing Director of the Company in November 2003, Mr. Shewmaker served as a member of the board of the Company from March 2003 and served out his one year term. Mr. Shewmaker was a co-founder of Merrill Lynch Venture Capital Inc. where he initiated several private equity investment partnerships, including three business development companies. During his ten year career at Merrill Lynch, he participated in sourcing, negotiating and monitoring over 40 private equity transactions including leveraged buyouts and venture capital investments, of which seven companies completed initial public offerings. More recently, Mr. Shewmaker served as President and CEO of The US Russia Investment Fund, with committed capital of $440 million, where he managed a staff of 60 people, including eight private equity professionals, in seven offices across the Russian Federation. As a Managing Director of E*OFFERING Corp., he helped this investment banking firm participate in underwriting more than 50 initial public offerings of domestic companies and was responsible for organizing a global investment banking network. While Mr. Shewmaker has spent the majority of his career with registered investment companies or investment management divisions of NYSE listed firms (divisions of The Chase Manhattan Bank and Time Inc.), in the late 1990’s Mr. Shewmaker co-founded Crossbow Ventures, a regionally focused private equity partnership located in Florida. He earned his undergraduate degree in Finance from The Ohio State University and has passed the Series 7 and 63 NASD qualifying examinations.
     David Hadani, Investment Professional. Mr. Hadani joined MVC Capital in April of 2005. He previously served as the CEO of Nebraska Heavy Industries, a firm he co-founded. Mr. Hadani has more than 15 years of operational and investment experience including senior operational and general management positions at Philips Electronics and at AlliedSignal, where he held various roles in operations, mergers and acquisitions and finance. He also worked for four years in commercial banking and has international business experience in Asia and Eastern Europe. Mr. Hadani received his bachelor degree from Washington University and his MBA from Duke University.
     Ben Harris, Investment Professional. Mr. Harris joined MVC Capital in April of 2005. Prior to joining the Company, he was the co-founder and General Counsel of Nebraska Heavy Industries. Mr. Harris has more than 10 years of experience in transactional work, venture capital, private equity and buyouts. Previously, Mr. Harris founded ITC Ventures a Latin America-based private equity and venture capital fund responsible for launching more than 20 companies throughout Brazil, Chile and Argentina. Mr. Harris also worked for the tax and legal departments of KPMG International in Santiago, Chile. Mr. Harris received his bachelor degree from Washington University and his J.D. from the University of Nebraska College of Law.
     Shivani Khurana, Investment Professional. Ms. Khurana joined MVC Capital in March 2004 and serves as a Vice President of MVC Financial Services, Inc. with responsibilities for sourcing, executing and monitoring of investments. Before joining MVC Capital, Ms. Khurana worked at Cadigan Investment Partners, a middle-market leveraged buyout firm where she was involved in originating, structuring, financing and negotiating leveraged and management buyout, and recapitalization transactions. Previously, Ms. Khurana worked in the leveraged finance group of Wachovia Securities where she specialized in restructuring advisory, distressed debt investing and turnaround financing; and the investment banking group of Merrill Lynch. Ms. Khurana’s prior experience includes independently managing $20 million in diversified U.S. and European equities at Al-Ahlia Investment Company. Ms. Khurana received a Bachelor of Commerce with Accounting honors from Panjab University, India; an MBA in Finance from University of Sheffield, UK; and an M.S. in Finance from University of Rochester, New York.
     Forrest Mertens, Investment Professional. Mr. Mertens joined MVC Capital in January of 2003 and is responsible for the sourcing, executing and monitoring of investments. He also serves as the Company’s Technology Officer. Before joining MVC Capital, Mr. Mertens worked at Next Level Communications, a telecommunications solutions provider, where he managed the firm’s Enclosures and Backplanes product line, which generated approximately $20 million in annual revenue. Previously, Mr. Mertens worked as a Research Analyst for Beacon Investment Management, an asset management firm in Boston, MA. Mr. Mertens earned a Bachelors of Science in Business Administration from Boston University School of Management where he graduated summa cum laude.
     Puneet Sanan, Investment Professional. Mr. Sanan joined MVC Capital in March 2004 and serves as a Vice President of MVC Financial Services, Inc. with responsibilities for sourcing, executing and monitoring of investments. Before joining MVC Capital, Mr. Sanan worked at Cadigan Investment Partners, a leveraged buyout firm and was involved in originating, developing, analyzing, structuring, financing and negotiating leveraged and management buyouts, recapitalizations and growth capital financing for middle-market companies. Previously, Mr. Sanan was a Vice President and managed the Investment Banking Division of Fano Securities where he received international recognition for financial advisory work in alternative energy technology. Prior to joining Fano, Mr. Sanan was an Associate Director at UBS Warburg’s Leveraged Finance/ Financial Sponsors group where he advised leading private equity firms on leveraged buyouts, mergers and acquisitions and private equity investments. Mr. Sanan has held various corporate finance and industry positions at PaineWebber, Legg Mason, Royal Dutch/ Shell Group and Gist Brocades (now DSM N.V.). Mr. Sanan received a Bachelor of Engineering (Honors) in Chemical Engineering from Panjab University, India and an MBA in Finance from The University of Texas at Austin.
     Christopher Sullivan, Investment Professional. Mr. Sullivan joined MVC Capital first in June 2004 as an Associate on a part-time basis and then permanently in June of 2005. Mr. Sullivan is responsible for the sourcing, executing and monitoring of investments. Prior to joining MVC Capital, Mr. Sullivan worked as an Associate for Credit Suisse First Boston, in Equity Capital Markets, where he worked with numerous issuers and financial sponsors to execute 47 lead managed initial public offerings and 152 lead managed follow-on stock offerings. Before working at Credit Suisse First Boston, Mr. Sullivan worked as an Analyst in Equity Capital Markets for CIBC World Markets. Mr. Sullivan received his MBA, with a concentration in Finance, from the Carroll School of Management at Boston College in May of 2005. Mr. Sullivan holds a BA in History from Dartmouth College.
     Portfolio Support and Operations Management
     Scott Schuenke, CPA, Chief Compliance Officer. Mr. Schuenke currently serves as Chief Compliance Officer of the Company and TTG Advisers. Mr. Schuenke joined MVC Capital in June 2004 and holds various positions with the Company. Mr. Schuenke serves as the Company’s Controller where he is responsible for overseeing the financial operations of the Company and, as of October 4, 2004, he began serving as the Company’s Chief Compliance Officer. In this role, Mr. Schuenke is responsible for administering the Company’s compliance program required by Rule 38a-1 under the 1940 Act. Before Mr. Schuenke joined MVC Capital, he was a compliance officer with US Bancorp Fund Services, LLC, where he was responsible for financial reporting and compliance oversight of more than fifteen open and closed-end registered investment companies. Previously, Mr. Schuenke worked as an audit and assurance services staff member with PricewaterhouseCoopers, LLP (“PWC”). While with PWC, he performed audit and review services for financial services clients including several large mutual fund complexes. Mr. Schuenke received his Bachelors of Business Administration from the University of Wisconsin-Milwaukee. Mr. Schuenke also holds his Masters of Professional Accountancy from the University of Wisconsin-Whitewater. Mr. Schuenke is a Certified Public Accountant licensed in the State of Wisconsin.
     Peter Seidenberg, Chief Financial Officer. Mr. Seidenberg currently serves as Chief Financial Officer of the Company and TTG Advisers. In October 2005, Mr. Seidenberg became the Chief Financial Officer of the Company. Prior to joining MVC in April 2005, Mr. Seidenberg served as a Principal of Nebraska Heavy Industries, where he worked on various engagements, including serving as CFO of Commerce One, Inc. Mr. Seidenberg has over 10 years of experience in corporate finance, operations and general management. Prior to his tenure at NHI, Mr. Seidenberg served as the Director of Finance and Business Development and as Corporate Controller for Plumtree Software, Inc. where he was responsible for driving strategic initiatives and managing the finance and accounting staff. Mr. Seidenberg has also worked at AlliedSignal and several small manufacturing companies, where he held roles in finance and operations. Mr. Seidenberg received his bachelor degree and MBA from Cornell University.
     Jaclyn Shapiro-Rothchild, Vice-President. Ms. Shapiro currently serves as Vice President and Secretary of the Company and as Vice President of TTG Advisers. Ms. Shapiro joined MVC Capital in June of 2002 and is responsible for board and shareholder matters and as the Head of Portfolio Development & Fund Administration, responsible for monitoring the Company’s legacy portfolio and directing the Company’s operations. Prior to joining MVC Capital, Ms. Shapiro was an Associate and Business Manager with Draper Fisher Jurvetson meVC Management Co. LLC, the former sub-advisor of the Company. Before joining the Company’s former sub-advisor, Ms. Shapiro was an Associate at The Bank Companies (acquired by Newmark & Co. Real Estate), where she was responsible for analyzing the various real estate trends in the Washington, DC greater metropolitan area. Previously, Ms. Shapiro worked as a Research Analyst to a Senior Portfolio Manager at Gruntal & Co. and began her business career as a Marketing Consultant at Archstone-Smith formerly known as Charles E. Smith & Co. Ms. Shapiro received her Bachelors of Business Administration degrees in Entrepreneurship and Small Business Management from George Washington University in Washington, DC.
     Compensation of the Portfolio Manager
     Mr. Tokarz does not receive compensation from TTG Advisers in the form of salary, bonus, deferred compensation or pension and retirement plans. However, as the sole controlling equity owner of TTG Advisers, he has a significant equity interest in the profits generated by TTG Advisers from its management of the Company.
     Company Ownership
     Mr. Tokarz owns, as of the date of this prospectus, over $5,700,000 worth of our common shares. Mr. Tokarz purchased each share on his behalf. The Company did not grant any shares to him or any other member of the team.
Portfolio Diversity
     Our portfolio is not currently concentrated and we currently do not have a policy with respect to “concentrating” (i.e., investing 25% or more of our total assets) in any industry or group of industries and currently our portfolio is not concentrated. We may or may not concentrate in any industry or group of industries in the future.
PORTFOLIO COMPANIES
     The following is a listing of our portfolio companies in which we had an investment at October 31, 2006. The portfolio companies are presented in three categories — companies more than 25% owned which represent portfolio companies where we directly or indirectly own more than 25% of the outstanding voting securities of such portfolio company and, therefore, are deemed controlled by us under the 1940 Act; companies owned 5% to 25% which represent portfolio companies where we directly or indirectly own 5% to 25% of the outstanding voting securities of such portfolio company and, therefore, are deemed to be an affiliated person under the 1940 Act; and companies less than 5% owned which represent portfolio companies where we directly or indirectly own less than 5% of the outstanding voting securities of such portfolio company.
          We make available significant managerial assistance to our portfolio companies. We generally receive rights to observe the meetings of our portfolio companies’ board of directors, and may have one or more voting seats on their boards.

			Percentage
	Nature of its	Title of Securities	of Class
Name and Address of Portfolio Company	Principal Business	Held by the Company	Held(1)
Companies More Than 25% Owned
Auto Motol Beni	Automotive Dealership	Common Stock	100.00%
Plzenska 130
Prague
Praha 5
150 00 Czech Republic

Baltic Motors Corporation(2)	Automotive Dealership	Common Stock	100.00%
		Subordinated Loan
31513 Northwestern Highway		6/24/2007	NA
Suite 201 Farmington Hills, MI 48334		Bridge Loan
		12/22/2006	NA

Ohio Medical Corp.	Manufacturer & marketer	Common Stock	56.26%
1111 Lakeside Drive	Of medical products
Gurnee, IL 60606
		Revolving Line
Sanierungsgesellschaft für Deponien und		8/25/2006	NA
Altlasten mbH (SGDA)(2)	Soil Remediation	Term Loan 8/25/2009	NA
98544 Zella-Mehlis, Bahnhofsstraße 66		Common Equity	57.50%
Germany		Revolving	NA
SIA BM Auto		Common Stock	87.4%
Dârzciema 64a, Rîga, LV-1073 Latvia

		Second Lien Loan
Summit Research Labs, Inc.	Specialty Chemicals	8/15/2012	NA
15 Big Pond Road		Preferred Stock	80.00%
Huguenot, NY 12746

Timberland Machines & Irrigation, Inc.(3)	Landscaping Equipment &	Common Stock	45.00%
One Niblick Road	Irrigation Products	Warrants	100.00%
		Senior Subordinated
PO Box 1190	Distributor	Debt due 8/4/2009	NA
Enfield, CT 06083		Jr. Revolving Line
		7/7/07	NA
		Senior Subordinated
Turf Products, LLC	Wholesale Distributor of	11/30/10	NA
157 Moody Road, PO Box 1200	golf course & maintenance	LLC Interest	45.00%
Enfield, CT 06083	equipment	Warrants	100.00%

Velocitius B.V.	Renewable Energy	Common Equity	100%
Telestone 8 - Teleport
Naritaweg 165
P.O. Box 7241
1007 JE, Amsterdam

Vendio Services, Inc.(3)	Online Auction Enabler	Series A Preferred	37.80%
2800 Campus Drive, Suite 150		Common Stock	0.40%
San Mateo, CA 94403

Vestal Manufacturing Enterprises(3)	Iron Foundry	Common Stock	90.00%
		Senior Subordinated	NA

			Percentage
	Nature of its	Title of Securities	of Class
Name and Address of Portfolio Company	Principal Business	Held by the Company	Held(1)
176 Industrial Park Road		Debt due on 4/29/2011
Sweetwater, TN 37874

Companies 5% to 25% Owned
Dakota Growers Pasta Company, Inc.(3)	Manufacturer of	Common Stock	8.21%
One Pasta Avenue	Packaged Foods
Carrington, ND 58421

Endymion Systems, Inc.	Software Applications	Series A Preferred	23.12%
80 Swan Way, #250
Oakland, CA 94621

Harmony Pharmacy & Health Center, Inc.	Healthcare – Retail	Common Stock	33.3%
287 Bowman Avenue
2nd Floor
Purchase, NY 10577
		Senior Subordinated
Impact Confections, Inc.(3)	Confections	Debt due on 7/20/2009	NA
		Senior Subordinated
888 Garden of the Gods Road, #200	Manufacturing &	Debt due on 7/29/2008	NA
Colorado Springs, CO 80907	Distribution	Common Stock A	9.96%
		Common Stock B	100%

		Senior Subordinated
Marine Exhibition Corporation	Theme Park	Debt 6/30/2013	NA
4400 Rickenbacker Causeway		Convertible Preferred
		Stock	100%
		Revolving Line of
		Credit	NA
Miami, FL 33149-1095		6/30/13

Octagon Credit Investors, LLC(2)	Asset Management	LLC Interest	6.24%
52 Vanderbilt Avenue, 18th Floor		Subordinated Debt due	NA
New York, NY 10017		12/31/2011
		Revolving Line of	NA
		Credit (12/31/2011)

	Coal Processing and
Phoenix Coal Corporation	Production	Common Stock	5.64%
		Second Lien Note
1215 Nebo Road Ste A		6/8/11	NA
Madisonville, KY 42431

PreVisor, Inc.	Human Capital Management	Common Stock	8.87%
1805 Old Alabama Road, Suite 150
Roswell, GA 30076

Vitality Foodservice Holding Corp.(3)	Holding company of	Common Stock	11.28%
400 North Tampa St., Suite 2000	subsidiary companies that	Series A	100.00%
Tampa, FL 33602	are non-alcoholic	Warrants	13.46%
	beverage suppliers

Companies Less Than 5% Owned
Actelis Networks, Inc.	Telecommunications	Series C Preferred	10.81%
6150 Stevenson Blvd.
Fremont, CA 94538

		Second Lien Seller Note
Amersham Corporation	Precision machine	due 6/29/2010	NA
		Second Lien Seller Note
1797 Boxelder Street	components	due 6/30/2013	NA
Louisville, CO 80027

		Second Lien Loan
BP Clothing, LLC	Clothing designer &	7/18/2012	NA
8700 Rex Road	manufacturer	Term Loan A 7/18/2011	NA
Pico Rivera, CA 90660		Term Loan B 7/18/2011	NA

Percentage
	Nature of its	Title of Securities	of Class
Name and Address of Portfolio Company	Principal Business	Held by the Company	Held(1)
DPHI, Inc.	Digital Media	Series A-1 Preferred	20.20%
2580 55th Street
Boulder, CO 80301

Foliofn, Inc.(3)	Financial Services	Series C Preferred	49.36%
PO Box 3068	Technology
Merrifield, VA 22116

Term Loan
Innovative Brands	Consumer Products	9/22/2011	NA
4729 East Union Hills Drive
Suite 103
Phoenix, AZ 85050

Henry Company	Manufacturer of roofing	Term Loan A 4/6/2011	NA
2911 Slauson Avenue	supplies	Term Loan B 4/6/2011	NA
Huntington Park, CA 90255

JDC Lighting, LLC	Electrical Distribution	Senior Subordinated	NA
45 West 36th Street, 5th Floor		Debt due 1/31/2009
New York, NY 10018

MainStream Data, Inc.	Satellite & Broadcast	Common Stock	2.83%
375 Chipeta Way, Suite B	Communications
Salt Lake City, UT USA 84108

SafeStone Technologies PLC	Network Security Software	Series A Ordinary	2.90%
Apollo House, Mercury Park
Wycombe Lane
Wooburn Green
Bucks HP10 0HH

Sonexis, Inc.	Web Conferencing	Common Stock	13.16%
400 Network Center Drive, Suite 210
Tewksbury, MA 01876

SP Industries, Inc.	Specialty Glassware &	Term Loan B due	NA
935 Mearns Road	Equipment	3/31/2010
Subordinated Debt
Warminster, PA 18974		3/31/2012	NA

Storage Canada LLC	Self Storage	Term Loan 3/30/2013	NA
101 N 38th Avenue Omaha, NE 68131
Term Loan A
Total Safety U.S., Inc.	Engineering Services	12/31/2010	NA
Term Loan B
11111 Wilcrest Green Drive		12/31/2010	NA
Suite 300 Houston, TX 77042

(1)	Percentages shown for securities held by us represent percentage of the class owned and do not necessarily represent voting ownership. Percentages shown for equity securities other than warrants or options represent the actual percentage of the class of security held before dilution. Percentages shown for warrants and options held represent the percentage of class of security we may own, on a fully diluted basis, assuming we exercise our warrants or options.

(2)	We directly or indirectly own more than 50% of the voting securities of the company, or control the board of directors, or are the controlling member.

(3)	The portfolio company is deemed to be an affiliated person under the 1940 Act because we hold one or more seats on the portfolio company’s board of directors, are the general partner, or are the managing member.

     For companies held by the Company at October 31, 2006 please reference pages 35 to 47 for a brief description of each portfolio company’s business. With respect to portfolio companies in which we invested since that date, please see pages 50 to 51 for a brief description of the business of those companies. In addition, we have provided below a more detailed description for each portfolio company which represented more than 5% of our assets as of October 31, 2006:
Baltic Motors Corporation
     On June 24, 2004, the Company provided a $4,500,000 mezzanine loan and $6,000,000 in equity financing to Baltic. Baltic is a U.S. company focused on the importation and sale of Ford and Land Rover vehicles and parts throughout Latvia, a new entrant to the European Union as of May 1, 2004.
     On September 28, 2006, the Company purchased an additional 5,737 shares of common stock at a cost of $2.0 million. The Company also extended to Baltic a $1.0 million bridge loan. The loan bears annual interest at 12% with a maturity date of December 22, 2006. On December 18, 2006, the Company extended the maturity date on the $1 million Baltic bridge loan from December 22, 2006 to January 5, 2007. This note was then repaid in full on January 5, 2007, including principal and all accrued interest.
     Baltic is composed of three subsidiaries. The first, SIA Baltic Motors Imports, is currently an importer of Ford vehicles, parts and accessories, and is responsible for selecting dealers and service centers within the country. The second subsidiary, SIA Baltic Motors Limited, operates Ford and Land Rover car dealerships in three locations within Latvia. The third subsidiary, SIA Baltic Ipashumu Fonds, controls the real estate holdings of Baltic inclusive of all land and facilities.
     Beyond Ford and Land Rover, Baltic’s relationship with Ford permits the importation of additional brands into Latvia and for potential expansion into other Baltic states. Recognizable brands include Mazda, Jaguar and Volvo. MVC Capital controls the board of directors of Baltic.
Ohio Medical Corporation
     On July 1, 2005, the Company invested $17 million and sponsored the acquisition of General Electric’s Ohmeda Brand Suction and Oxygen Therapy business unit (“GE-SOT”), a leading global supplier of suction and oxygen therapy products. On July 14, 2005, in conjunction with this transaction, the Company acquired GE-SOT’s largest supplier, Squire Cogswell/Aeros Instruments, Inc. and merged both businesses creating Ohio Medical Corporation (“Ohio”).
     The Company’s investment in Ohio consists of 5,620 shares of Common Stock with a cost basis of $17 million.
     Ohio is a designer, manufacturer and marketer of vacuum regulators, flowmeters and portable suction devices that are primarily sold to healthcare facilities for application in medical gas pumping systems. Ohio markets its medical gas and industrial gas pumping systems under the Aeros and Healthcair brand names.
Vitality Foodservice, Inc.
     On September 27, 2004, the Company announced that it had provided $10,000,000 of preferred and $5,000,000 in common equity financing to Vitality Foodservice, Inc. (“Vitality”) to support the strategic buyout of the Company by Goldner Hawn Johnson & Morrison.
     Vitality is headquartered in Tampa, FL, and is a provider of dispensed, non-alcoholic beverages to the foodservice industry worldwide. Its “total beverage system” provides innovative, proprietary dispensers, quality beverages and leading sales and service expertise. Vitality has distribution in over 30 markets including the U.S., Canada, Europe, Central and South America, Asia, the Caribbean, and the Middle East.
DETERMINATION OF COMPANY’S NET ASSET VALUE

     Pursuant to the requirements of the 1940 Act, the Company values its portfolio securities at their current market values or, if market quotations are not readily available, at their estimates of fair values. Because the Company’s portfolio company investments generally do not have readily ascertainable market values, the Company records these investments at fair value in accordance with Valuation Procedures adopted by its board of directors. The Company’s board of directors may also hire independent consultants to review its Valuation Procedures or to conduct an independent valuation of one or more of its portfolio investments.
     Pursuant to the Company’s Valuation Procedures, the Company’s Valuation Committee determines fair valuations of portfolio company investments on a quarterly basis (or more frequently, if deemed appropriate under the circumstances). Any changes in valuation are recorded in the statements of operations as “Net unrealized gain (loss) on investments.” Currently, the Company’s net asset value per share is calculated and published on a monthly basis. The fair values determined as of the most recent quarter end are reflected, in the next calculated net asset value per share. (If the Valuation Committee determines to fair value an investment more frequently than quarterly, the most recently determined fair value would be reflected in the published net asset value per share.)
     The Company calculates its net asset value per share by subtracting all liabilities from the total value of its portfolio securities and other assets and dividing the result by the total number of outstanding shares of its common stock on the date of valuation.
     At October 31, 2006, approximately 79.5% of the Company’s total assets represented portfolio investments recorded at fair value.
     Initially, portfolio securities for which a reliable market value cannot be determined are valued at cost (absent the existence of circumstances warranting, in management’s and the Valuation Committee’s view, a different initial value). During the period that such a portfolio security is held by the Company, its original cost may cease to represent an appropriate valuation, and other factors must be considered. No pre-determined formula can be applied to determine fair values. Rather, the Valuation Committee makes fair value assessments based upon the estimated value at which the securities of the portfolio company could be sold in an orderly disposition over a reasonable period of time between willing parties (other than in a forced or liquidation sale). The liquidity event whereby the Company exits an investment is generally a sale, merger, recapitalization or, in some cases, the initial public offering of the portfolio company.
Valuation Methodology
     There is no one methodology to determine fair value and, in fact, for any portfolio security, fair value may be expressed as a range of values, from which the Company derives a single estimate of fair value. To determine the fair value of a portfolio security, the Valuation Committee analyzes the portfolio company’s financial results and projections, publicly traded comparables when available, precedent exit transactions in the market when available, as well as other factors. The Company generally requires, where practicable, portfolio companies to provide annual audited and more regular unaudited financial statements, and/or annual projections for the upcoming fiscal year.
     The fair value of the Company’s portfolio securities is inherently subjective. Because of the inherent uncertainty of fair valuation of portfolio securities that do not have readily ascertainable market values, the Company’s estimate of fair value may significantly differ from the fair market value that would have been used had a ready market existed for the securities. Such values also do not reflect brokers’ fees or other selling costs which might become payable on disposition of such investments.
Equity Securities
     The Company’s equity interests in portfolio companies for which there is no liquid public market are valued at fair value. The Valuation Committee’s analysis of fair value may include various factors, such as multiples of EBITDA, cash flow(s), net income, revenues or in limited instances book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or the Company’s actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, or restructuring or related items.

     The Valuation Committee may look to private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, or industry practices in determining fair value. The Valuation Committee may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, as well as any other factors it deems relevant in assessing the value. The determined fair values may be discounted to account for restrictions on resale and minority positions. Generally, the value of the Company’s equity interests in public companies for which market quotations are readily available is based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale are typically valued at a discount from the public market value of the security.
Loans and Debt Securities
     For loans and debt securities, fair value generally approximates cost unless there is a reduced value or overall financial condition of the portfolio company or other factors indicate a lower fair value for the loan or debt security.
     Generally, in arriving at a fair value for a debt security or a loan, the Valuation Committee focuses on the portfolio company’s ability to service and repay the debt and considers its underlying assets. With respect to a convertible debt security, the Valuation Committee also analyzes the excess of the value of the underlying security over the conversion price as if the security was converted when the conversion feature is “in the money’’ (appropriately discounted if restricted). If the security is not currently convertible, the use of an appropriate discount in valuing the underlying security is typically considered. If the value of the underlying security is less than the conversion price, the Valuation Committee focuses on the portfolio company’s ability to service and repay the debt.
     When the Company receives nominal cost warrants or free equity securities (“nominal cost equity”) with a debt security, the Company allocates its cost basis in the investment between debt securities and nominal cost equity at the time of origination.
     Interest income is recorded on an accrual basis to the extent that such amounts are expected to be collected. Origination, closing and/or closing fees associated with investments in portfolio companies are accreted into income over the respective terms of the applicable loans. Upon the prepayment of a loan or debt security, any prepayment penalties and unamortized loan origination, closing and commitment fees are recorded as income. Prepayment premiums are recorded on loans when received.
     For loans, debt securities, and preferred securities with contractual payment-in-kind interest or dividends, which represent contractual interest/dividends accrued and added to the loan balance or liquidation preference that generally becomes due at maturity, the Company will not accrue payment-in-kind interest/dividends if the portfolio company valuation indicates that the payment-in-kind interest is not collectible. However, the Company may accrue payment-in-kind interest if the health of the portfolio company and the underlying securities are not in question. All payment-in-kind interest that has been added to the principal balance or capitalized is subject to ratification by the Valuation Committee.
MANAGEMENT
     The overall responsibility for oversight of the Company rests with the Company’s board of directors. The day-to-day operations of the Company are delegated to TTG Advisers, subject to the supervision of our board of directors.
     The board of directors currently has five members. The board of directors maintains an Audit Committee, a Valuation Committee, a Compensation Committee, and a Nominating/Corporate Governance/Strategy Committee, and may establish additional committees in the future.
     The Company is externally managed by TTG Advisers pursuant to the Advisory Agreement. TTG Advisers was organized to provide investment advisory and management services to the Company and other investment vehicles.
     These investment professionals collectively have extensive experience in managing investments in private businesses in a variety of industries, and are familiar with the Company’s approach of lending and investing. Because the Company is externally managed, it pays a base management fee and an incentive fee. The Advisory

Agreement and fees paid by the Company to TTG Advisers pursuant to the Advisory Agreement are described under “Advisory Agreement” below.
     Information regarding the directors and the key executive officers of MVC Capital, including brief biographical information, is set forth below:

(5)
Number of
				Portfolios in	(6)
				Fund Complex	Other
		(3)	(4)	Overseen by	Directorships
	(2)	Term of Office/	Principal	Director or	Held by Director
(1)	Positions(s)	Length of Time	Occupation(s)	Nominee for	or Nominee for
Name, Address and Age	Held with the Company	Served	During Past 5 Years	Director	Director
Nominees for Independent Directors

Emilio Dominianni 287 Bowman Avenue 2nd Floor Purchase, NY 10577 Age: 75	Director	1 year/3 years, 11 months	Mr. Dominianni is a retired Partner of, and was Special Counsel to Coudert Brothers LLP, a law firm. He is currently a Director of Stamm International Corporation, Powrmatic Inc., and Powrmatic of Canada Ltd., manufacturers and distributors of heating, ventilating, and air conditioning equipment. He was a Director of American Air Liquide Inc., Air Liquide International Corporation, and a Consultant to Air Liquide America Corp., all manufacturers and distributors of industrial gases, and Mouli Manufacturing Corp., a distributor of kitchen and household products.	None(1)	See column 4

Gerald Hellerman 287 Bowman Avenue 2nd Floor Purchase, NY 10577 Age: 69	Director	1 year/3 years, 11 months	Mr. Hellerman has been the Principal of Hellerman Associates, a financial and corporate consulting firm, since the firm’s inception in 1993. He is currently a Director of The Mexico Equity and Income Fund, Inc., a Director and President of Innovative Clinical Solutions, Ltd., a company formerly engaged in clinical trials and physician network management which is currently in liquidation, a Director of FNC Realty Corporation which is developing and operating owned properties, a Director of AirNet Systems Inc., and a Director of Old Mutual 2100 Absolute Return Fund, L.L.C., Old Mutual 2100 Absolute Return Master Fund, L.L.C., Old Mutual 2100 Emerging Managers Fund, L.L.C. and Old Mutual 2100 Emerging Managers Master Fund, L.L.C. Mr. Hellerman is presently serving as Manager-Investment Advisor for a U.S. Department of Justice Settlement Trust. Mr. Hellerman has served as a Trustee or Director of Third Avenue Value Trust, a Trustee of Third Avenue Variable Series Trust, a Director of Clemente Global Growth Fund, Inc. and a Director of Brantley Capital Corporation.	None(1)	See column 4

Robert Knapp Millenco, L.P. 666 Fifth Avenue, 8th Floor New York, NY 10103 Age: 40	Director	1 year/3 years, 11 months	Mr. Knapp is a Managing Director of Millennium Partners where he specializes in mis-priced assets, turnaround situations, and closed end fund arbitrage. He also is a Director of the Vietnam Opportunity Fund, a Cayman Islands private equity fund listed on the London Stock Exchange, for which Millennium acted as seed investor. Formerly he served as a director for the First Hungary Fund, a Channel Islands private equity fund, and as a	None(1)	See column 4

(5)
Number of
				Portfolios in	(6)
				Fund Complex	Other
		(3)	(4)	Overseen by	Directorships
	(2)	Term of Office/	Principal	Director or	Held by Director
(1)	Positions(s)	Length of Time	Occupation(s)	Nominee for	or Nominee for
Name, Address and Age	Held with the Company	Served	During Past 5 Years	Director	Director
Director of the Vietnam Frontier Fund, a Cayman Islands investment company.

William Taylor 287 Bowman Avenue 2nd Floor Purchase, NY 10577 Age: 64	Director	11 months	Mr. Taylor is a Certified Public Accountant and is currently a Director of Northern Illinois University Foundation and a Trustee of Writers Theatre. From 1976 through May, 2005, Mr. Taylor was a Partner at Deloitte & Touche. From 1997 to 2001 Mr. Taylor was a Director of Deloitte & Touche USA and from 1999 to 2003 Mr. Taylor was a Director of Deloitte Touche Tohmatsu.	None(1)	See column 4

Officer and Nominee for Interested Director
Michael Tokarz(2) 287 Bowman Avenue 2nd Floor Purchase, NY 10577 Age: 57	Director, Chairman, and Portfolio Manager	1 year/3 years and 3 months	Mr. Tokarz currently serves as Chairman and Portfolio Manager of the Company. Mr. Tokarz also is Chairman of The Tokarz Group, a private merchant bank, since 2002. Prior to this, Mr. Tokarz was a senior General Partner and Administrative Partner at Kohlberg Kravis Roberts & Co., a private equity firm specializing in management buyouts. He also currently serves on the corporate boards of Conseco, Inc., Walter Industries, Inc., IDEX Corporation, Stonewater Control Systems, Lomonosov, Athleta, Inc. and Apertio Ltd. Mr. Tokarz is an active member of the endowment committee and Board of Trustees of YMCA in Westchester County. He is also a member of the Board of the Warwick Business School in England. He is a member of the Board of the University of Illinois Foundation, and serves on its investment policy committee; he is also a member of the Venture Capital Subcommittee and serves as a member of the Board of Managers for Illinois Ventures, LLC. Mr. Tokarz also serves as the Chairman of the Illinois Emerging Technology Fund LLC. Mr. Tokarz serves as a director for the following portfolio companies of the Company: Baltic Motors Corporation, Dakota Growers Pasta Company, Ohio Medical, Timberland Machines & Irrigation, Inc., and previously served on the Board of Vestal Manufacturing, Inc. from April 2004 until July 2005.	None(1)	See column 4

Executive Officers
Bruce Shewmaker(3) 287 Bowman Avenue 2nd Floor Purchase, NY 10577 Age: 61	Managing Director	Indefinite term/3 years and 3 months	Until June 2003, Mr. Shewmaker served as Managing Director of Crossbow Ventures Inc., and as a Vice President of Crossbow Venture Partners Corp., the general partner of Crossbow Venture Partners LP, a licensed small business investment company. Mr. Shewmaker also is a co-founder and Director of Infrared Imaging Systems, Inc., a medical devices company. From 1999 to 2001, he was a Managing Director of E*OFFERING Corp., an investment banking firm which	None	See column 4

(5)
Number of
				Portfolios in	(6)
				Fund Complex	Other
		(3)	(4)	Overseen by	Directorships
	(2)	Term of Office/	Principal	Director or	Held by Director
(1)	Positions(s)	Length of Time	Occupation(s)	Nominee for	or Nominee for
Name, Address and Age	Held with the Company	Served	During Past 5 Years	Director	Director
merged into Wit SoundView Group in 2000. He has also served as a General Partner of ML Oklahoma Venture Partners, L.P., a business development company. Mr. Shewmaker serves as a director for the following portfolio companies of the Company: Baltic Motors Corporation, Foliofn, Inc., ProcessClaims, Inc. and Vendio Services, Inc. Mr. Shewmaker also serves on the Board of VIANY.

Peter Seidenberg 287 Bowman Avenue 2nd Floor Purchase, NY 10577 Age: 37	Chief Financial Officer	Indefinite term/ 1 year	Mr. Seidenberg joined the Company in April 2005 after having previously served as a Principal of Nebraska Heavy Industries, where he worked on engagements including serving as the Chief Financial Officer of Commerce One, Inc.. Prior to that, Mr. Seidenberg served as the Director of Finance and Business Development and as Corporate Controller for Plumtree Software, Inc. Mr. Seidenberg has also worked at AlliedSignal and several small manufacturing companies, where he held roles in finance and operations. Mr. Seidenberg sat on the Board of Sutter Holding from January 2004 to January 2006 and is currently on the Board of Commerce One. Mr. Seidenberg on behalf of the Company sits on the board of Ohio Medical Corp.	None	None

Scott Schuenke 287 Bowman Avenue 2nd Floor Purchase, NY 10577 Age: 27	Chief Compliance Officer	Indefinite term/2 years	Mr. Schuenke served as a Compliance Officer with U.S. Bancorp Fund Services, LLC, from 2002 until he joined MVC Capital, Inc. in 2004. Mr. Schuenke also served as the Secretary of The Mexico Equity & Income Fund, Inc. and Assistant Secretary of Tortoise Energy Infrastructure Corporation during his tenure at U.S. Bancorp Fund Services, LLC. Mr. Schuenke is a Certified Public Accountant.	None	None

Jaclyn Shapiro-Rothchild 287 Bowman Avenue 2nd Floor Purchase, NY 10577 Age: 28	Vice President/ Secretary	Indefinite term/2 years and two months; Indefinite term/3 years	Ms. Shapiro has worked directly for the Company since June 2002. Prior to that, she was an Associate and Business Manager with Draper Fisher Jurvetson meVC Management Co. LLC, the former investment sub-adviser to the Company, and an Associate at The Bank Companies (acquired by Newmark & Co. Real Estate), a commercial real estate company.	None	None

(1)	Other than the Company.

(2)	Mr. Tokarz is an “interested person,” as defined in the 1940 Act, of the Company (an “Interested Director”) because he serves as an officer of the Company.

(3)	Mr. Shewmaker served as Director of the Company from March 2003 to March 2004.
Board Meetings and Committees

     The Board currently has an Audit Committee, a Valuation Committee, a Nominating/Corporate Governance/Strategy Committee and a Compensation Committee. The Board has adopted a written charter for the Audit Committee, a copy of which is currently available on the Company’s website at http://www.mvccapital.com.
     The current members of the Audit Committee are Messrs. Dominianni, Hellerman and Taylor, each of whom is an independent audit committee member as defined in Sections 303.01(B)(2)(a) and (3) of the NYSE’s listing standards and an Independent Director. Mr. Hellerman is the Chairman of the Audit Committee. The Audit Committee’s primary purposes are:
•	oversight responsibility with respect to: (a) the adequacy of the Company’s accounting and financial reporting processes, policies and practices; (b) the integrity of the Company’s financial statements and the independent audit thereof; (c) the adequacy of the Company’s overall system of internal controls and, as appropriate, the internal controls of certain service providers; (d) the Company’s compliance with certain legal and regulatory requirements; (e) determining the qualification and independence of the Company’s independent auditors; and (f) the Company’s internal audit function, if any; and

•	oversight of the preparation of any report required to be prepared by the Audit Committee pursuant to the rules of the SEC for inclusion in the Company’s annual proxy statement with respect to the election of directors.
     The most recent fiscal year of the Company ended on October 31, 2006. During that fiscal year, the Audit Committee held four (4) meetings.
     During the fiscal year ended October 31, 2006, the Board held ten (10) meetings. During that year, each of the Directors attended 100% of the aggregate number of meetings of the Board and any committee of the Board on which such Director served. Currently, 80% of the Directors are Independent Directors.
     The Valuation Committee, the principal purpose of which is to determine the fair values of securities in the Company’s portfolio for which market quotations are not readily available, is currently comprised of Messrs. Dominianni, Hellerman and Knapp. The Valuation Committee held five (5) meetings during the fiscal year ended October 31, 2006.
     The Nominating/Corporate Governance/Strategy Committee (the “Nominating Committee”), the principal purposes of which are to consider and nominate persons to serve as Independent Directors and oversee the composition and governance of the Board and its committees, is currently comprised of Messrs. Dominianni, Hellerman, and Knapp, each of whom is an Independent Director. The Nominating Committee was established in January 2004. The Board has adopted a written charter for the Nominating Committee, a copy of which is available on the Company’s website at http://www.mvccapital.com.
     The Nominating Committee considers director candidates nominated by shareholders in accordance with procedures set forth in the Company’s By-Laws. The Company’s By-Laws provide that nominations may be made by any shareholder of record of the Company entitled to vote for the election of directors at a meeting, provided that such nominations are made pursuant to timely notice in writing to the Secretary. The Nominating Committee then determines the eligibility of any nominated candidate based on criteria described below. To be timely, a shareholder’s notice must be received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the scheduled date of a meeting. A shareholder’s notice to the Secretary shall set forth: (a) as to each shareholder-proposed nominee, (i) the name, age, business address and residence address of the nominee, (ii) the principal occupation or employment of the nominee, (iii) the class, series and number of shares of capital stock of the Company that are owned beneficially by the nominee, (iv) a statement as to the nominee’s citizenship, and (v) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules and regulations promulgated thereunder; and (b) as to the shareholder giving the notice, (i) the name and record address of the shareholder and (ii) the class, series and number of shares of capital stock of the corporation that are owned beneficially by the shareholder. The Company or the Nominating Committee may require a shareholder who proposes a nominee to furnish any such other information as may reasonably be required by the Company to determine the eligibility of the proposed nominee to serve as director of the Company. The Nominating Committee held two (2) meetings during the fiscal year ended October 31, 2006.

     The Compensation Committee, the principal purpose of which is to oversee the compensation of the Independent Directors, is currently comprised of Messrs. Hellerman and Knapp. The Compensation Committee was established in March 2003. There was one (1) formal meeting of the Compensation Committee held during the fiscal year ended October 31, 2006. The Board has adopted a written charter for the Compensation Committee, a copy of which is available on the Company’s website at http://www.mvccapital.com.
COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS
Director and Executive Officer Compensation
     The following table sets forth compensation paid by us in all capacities during the fiscal year ended October 31, 2006 to all of our Directors and our three highest paid executive officers. Our Directors have been divided into two groups — Interested Directors and Independent Directors. The Interested Director is an “interested person,” as defined in the 1940 Act, of the Company. (The Company is not part of any Fund Complex.)

Compensation Table

		(3)
		Pension or	(4)	(5)
	(2)	Retirement	Estimated	Total
	Aggregate	Benefits	Annual	Compensation
	Compensation	Accrued as Part	Benefits	from Company and
(1)	from	of	Upon	Fund Complex
Name of Person, Position	Company(5)	Company Expenses(1)	Retirement	Paid to Directors
Interested Director
Michael Tokarz, Chairman and Portfolio Manager	$0	$0	$0	$0
Independent Directors
Emilio Dominianni, Director	$59,750.00	$0	$0	$59,750.00
Robert Everett, Director(2)	$10,000.00	$0	$0	$10,000.00
Gerald Hellerman, Director	$66,333.34	$0	$0	$66,333.34
Robert Knapp, Director	$57,750.00	$0	$0	$57,750.00
William Taylor, Director(2)	$43,750.00	$0	$0	$43,750.00
Executive Officers (who are not directors)
Bruce Shewmaker, Managing Director(3)	$385,000.00	$0	$0	$385,000.00
Peter Seidenberg, Chief Financial Officer	$325,000.00	$0	$0	$325,000.00
Jaclyn Shapiro, Vice President and Secretary	$200,000.00	$0	$0	$200,000.00

(1)	Directors do not receive any pension or retirement benefits from the Company.

(2)	On February 20, 2006, Mr. Everett resigned from the Board. On February 23, 2006, Mr. William Taylor was appointed to the Board.

(3)	As of the Annual Meeting of Stockholders on March 29, 2004, Mr. Shewmaker was no longer a member of the Board.

(4)	The following table provides detail as to aggregate compensation paid during fiscal 2006 to our three highest paid executive officers:

	Salary	Bonus and Awards
Mr. Shewmaker	$150,000	$235,000
Mr. Seidenberg	$125,000	$200,000
Ms. Shapiro	$140,000	$60,000
     At a meeting of the Board held on January 31, 2006, the Board along with the Compensation Committee changed the fees payable to Independent Directors and the fees payable to the Chairman of the Audit Committee, Valuation Committee, and Nominating Committee as follows. Each Independent Director is now paid: an annual retainer of $50,000 ($60,000 for the Chairman of the Audit Committee and $55,000 for the Chairman of each of the Valuation Committee and Nominating Committee) for up to five in-person board meetings and committee meetings per year. In the event that more than five board meetings and committee meetings occur, each Director will be paid an additional $1,000 for an in-person meeting and $0 for a telephonic meeting. Each Independent Director is also reimbursed by the Company for reasonable out-of-pocket expenses. The Directors do not receive any pension or retirement benefits from the Company.
     Mr. Tokarz, Chairman and Portfolio Manager of the Company, received no cash compensation from the Company during the last fiscal year. During the last fiscal year, Mr. Tokarz had entered into a compensation arrangement with the Company, which terminated upon the effectiveness of the Advisory Agreement on November 1, 2006.
     On February 16, 2005, the Company entered into a sublease for a larger space in the building in which the Company’s current executive offices are located. The sublease is scheduled to expire on February 28, 2007. Future payments under the Sublease total approximately $75,000 in fiscal year 2007. The Company’s previous lease was terminated effective March 1, 2005, without penalty. The building in which the Company’s executive offices are located, 287 Bowman Avenue, is owned by Phoenix Capital Partners, LLC, an entity which is 97% owned by Mr. Tokarz. See Note 4 “Management” of our consolidated financial statements for more information on Mr. Tokarz.
Director Equity Ownership
     The following table sets forth, as of December, 31 2006, with respect to each Director, certain information regarding the dollar range of equity securities beneficially owned in the Company. The Company does not belong to a family of investment companies.

(3)
Aggregate Dollar
Range of Equity
Securities of All
Funds Overseen
	(2)	or to be Overseen by
	Dollar Range of	Director in
(1)	Equity Securities in	Family of Investment
Name of Director	the Company	Companies
Independent Directors
Emilio Dominianni	Over $100,000	Over $100,000
Gerald Hellerman	Over $100,000	Over $100,000
Robert Knapp	Over $100,000(1)	Over $100,000(1)
Williams Taylor	Over $100,000	Over $100,000
Interested Director
Michael Tokarz (3)	Over $100,000	Over $100,000

(1)	These shares are owned by Mr. Knapp directly.

(2)	Mr. Tokarz is an Interested Director of the Company because he serves as an officer of the Company.
ADVISORY AGREEMENT
     Under the terms of the Advisory Agreement, TTG Advisers determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes, identifies, evaluates and negotiates the structure of the investments we make (including performing due diligence on our prospective portfolio companies), closes and monitors the investments we make, determines the securities and other assets that we purchase, retain or sell and oversees the administration, recordkeeping and compliance functions of the Company and/or third parties performing such functions for the Company. TTG Advisers’ services under the Advisory Agreement are not exclusive, and it may furnish similar services to other entities.
     Pursuant to the Advisory Agreement, the Company pays TTG Advisers a fee for investment advisory and management services consisting of two components—a base management fee and an incentive fee.
     The base management fee is calculated at an annual rate of 2% of our total assets (excluding Non-Eligible Assets, but including assets purchased with borrowed funds that are not Non-Eligible Assets) (the “Base Management Fee”). The Base Management Fee is payable quarterly in arrears. The Base Management Fee is calculated based on the value of our total assets (excluding Non-Eligible Assets, but including assets purchased with borrowed funds that are not Non-Eligible Assets) at the end of the most recently completed fiscal quarter. Base Management Fees for any partial month or quarter will be appropriately pro rated.
     The incentive fee is comprised of the following two parts:
     One part is calculated and payable quarterly in arrears based on our pre-incentive fee net operating income. Pre-incentive fee net operating income means interest income, dividend income and any other income (including any other fees to the Company and MVCFS, such as directors’, commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the fiscal quarter, minus the

Company’s and MVCFS’ operating expenses for the quarter (including the Base Management Fee and any interest expense and dividends paid on any outstanding preferred stock, but excluding the incentive fee (whether paid or accrued)). Pre-incentive fee net operating income includes, in the case of investments with a deferred interest feature (such as market discount, debt instruments with payment-in-kind interest, preferred stock with payment-in-kind dividends and zero coupon securities), accrued income that we have not yet received in cash. TTG Advisers is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never receive as a result of a default by an entity on the obligation that resulted in the accrual of such income.
     Pre-incentive fee net operating income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a quarter where we incur a loss. For example, if we receive pre-incentive fee net operating income in excess of the hurdle rate (explained below) for a quarter, we will pay the applicable incentive fee even if we have incurred a loss in that quarter due to realized and unrealized capital losses.
     Pre-incentive fee net operating income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding fiscal quarter, is compared to a fixed “hurdle rate” of 1.75% per fiscal quarter. If market interest rates rise, we may be able to invest our funds in debt instruments that provide for a higher return, which would increase our pre-incentive fee net operating income and make it easier for TTG Advisers to surpass the fixed hurdle rate and receive an incentive fee based on such net operating income. Our pre-incentive fee net operating income used to calculate this part of the incentive fee is also included in the amount of our total assets (excluding Non-Eligible Assets, but including assets purchased with borrowed funds that are not Non-Eligible Assets) used to calculate the 2% Base Management Fee.
     Under the Advisory Agreement, we pay TTG Advisers an incentive fee with respect to our pre-incentive fee net operating income in each fiscal quarter as follows:
•	no incentive fee in any fiscal quarter in which our pre-incentive fee net operating income does not exceed the hurdle rate;

•	100% of our pre-incentive fee net operating income with respect to that portion of such pre-incentive fee net operating income, if any, that exceeds the hurdle rate but is less than 2.1875% in any fiscal quarter. We refer to this portion of our pre-incentive fee net operating income (which exceeds the hurdle rate but is less than 2.1875%) as the “catch-up.” The “catch-up” is meant to provide our investment adviser with 20% of our pre-incentive fee net operating income as if a hurdle rate did not apply if this net operating income exceeds 2.1875% in any fiscal quarter; and

•	20% of the amount of our pre-incentive fee net operating income, if any, that exceeds 2.1875% in any fiscal quarter.
     These calculations are appropriately pro rated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter.
     The second part of the incentive fee (the “Capital Gains Fee”) is determined and payable in arrears as of the end of each fiscal year (or upon termination of the Advisory Agreement, as of the termination date), commencing with the fiscal year ending on October 31, 2007, and equals 20% of: (i) the Company’s aggregate net realized capital gains, during such fiscal year, on the Company’s investments made after November 1, 2003 (the “Company’s New Portfolio”) (exclusive of any realized gains subject to an SPV Incentive Allocation, as defined below); minus (ii) the cumulative aggregate unrealized capital depreciation of the Company’s New Portfolio calculated from November 1, 2003. For purposes of this calculation, neither the Company’s contribution of an investment to MVC Partners nor the Company’s distribution of an investment to the Company’s stockholders shall be deemed to be a realization event.
     In addition, the Company has authorized TTG Advisers to create or arrange for the creation of one or more special purpose vehicles for which it may serve as the general partner or managing member for purposes of making investments on behalf of the Company (each, an “SPV”). It is proposed that TTG Advisers, in its role as the general partner or managing member of an SPV, receive an incentive allocation equal to 20% of the net profits of the SPV (the “SPV Incentive Allocation”). In no event would any SPV Incentive Allocation received by TTG Advisers cause the total compensation received by TTG Advisers under the Advisory Agreement to exceed the limits imposed by the Investment Advisers Act of 1940, as amended.
     Notwithstanding the foregoing, in no event shall the sum of the Capital Gains Fee and the SPV Incentive Allocation, if any, for any fiscal year exceed:
(i) 20% of (a) the Company’s cumulative realized capital gains on the Company’s investments (the “Company’s Total Portfolio”) (including any realized gains attributable to an SPV Incentive Allocation), minus (b) the sum of the Company’s cumulative realized capital losses on, and aggregate unrealized capital depreciation of, the Company’s Total Portfolio; minus (ii) the aggregate amount of Capital Gains Fees paid and the value of SPV Incentive Allocations made in all prior years (the “Cap”). For purposes of calculating the Cap: (i) the initial value of any investment held by the Company on November 1, 2003 shall equal the fair value of such investment on November 1, 2003; and (ii) the initial value of any investment made by the Company after November 1, 2003 shall equal the accreted or amortized cost basis of such investment. Furthermore, in the event that the Capital Gains Fee for any fiscal year exceeds the Cap (“Uncollected Capital Gains Fees”), all or a portion of such amount shall be accrued and payable to TTG Advisers following any subsequent fiscal year in which the Advisory Agreement is in effect, but only to the extent the Capital Gains Fee, plus the amount of Uncollected Capital Gains Fees, each calculated as of the end of such subsequent fiscal year, do not exceed the Cap. Any remaining Uncollected Capital Gains Fees shall be paid following subsequent fiscal years in accordance with the same process, provided the Advisory Agreement is in effect during such fiscal year.
Examples of Incentive Fee Calculations
Example 1: Income Related Portion of Incentive Fee(1):
          Assumptions
•	Hurdle rate(2) = 1.75%

•	Management fee(3) = 2.00%

•	Other expenses (legal, accounting, custodian, transfer agent, etc.)(4) = maximum value of 3.25% of the Company’s average net asset value including management fee
          Alternative 1
          Additional Assumptions
•	Operating income (including interest, dividends, fees, etc.) = 4.00%

•	Pre-incentive fee net operating income (operating income - (management fee + other expenses)) = .075%

Pre-incentive fee net operating income does not exceed hurdle rate, therefore there is no incentive fee.
          Alternative 2
          Additional Assumptions
•	Operating income (including interest, dividends, fees, etc.) = 5.25%

•	Pre-incentive fee net operating income (operating income - (management fee + other expenses)) = 2.00%
Pre-incentive fee net operating income exceeds hurdle rate, therefore there is an incentive fee.
Incentive Fee

=	100% × “Catch-Up” + the greater of 0% AND (20% × (pre-incentive fee net operating income - 2.1875%)

=	(100% × (2.00%- 1.75%)) + 0%

=	0.25%

          Alternative 3
          Additional Assumptions
•	Operating income (including interest, dividends, fees, etc.) = 6.00%

•	Pre-incentive fee net operating income (operating income - (management fee + other expenses)) = 2.75%
Pre-incentive fee net operating income exceeds hurdle rate, therefore there is an incentive fee.
Incentive Fee

=	100% × “Catch-Up” + the greater of 0% AND (20% × (pre-incentive fee net operating income -2.1875%)

=	(100% × (2.1875% - 1.75%)) + (20% × (2.75% - 2.1875%))

=	0.4375% + (20% × 0.5625%)

=	0.4375% + 0.1125%

=	0.55%

(1)	The hypothetical amount of pre-incentive fee net operating income shown is based on a percentage of total net assets.

(2)	Represents 1.75% annualized hurdle rate.

(3)	Represents 2.00% annualized management fee.

(4)	Excludes offering expenses.
Example 2: Capital Gains Portion of Incentive Fee
Assumptions
Year 1 of the Advisory Agreement:
$20 million investment made in Company A (“Investment A”), and $30 million investment made in Company B (“Investment B”).
Legacy Investment I (“Legacy I”) is assumed from prior management and has a cost basis of $5 million, and had a fair market value (“FMV”) of $2 million at November 1, 2003.
Legacy Investment II (“Legacy II”) is assumed from prior management and has a cost basis of $3 million, and had a FMV of $0 at November 1, 2003.
Year 2 of the Advisory Agreement:
Investment A is sold for $50 million, FMV of Investment B is $32 million, FMV of Legacy I is $0 and FMV of Legacy II is $2 million.
Year 3 of the Advisory Agreement:
FMV of Investment B is $32 million, Legacy I is written off for no proceeds and a $5 million loss is realized and FMV of Legacy II is $2 million.

Year 4 of the Advisory Agreement:
Investment B is sold for $32 million and Legacy II is sold for $5 million.

	Compensation Calculation (20% of: net realized capital gains, during the fiscal year, on the Company’s New Portfolio minus the aggregate unrealized capital depreciation on the Company’s New Portfolio calculated from November 1, 2003)	Cap Calculation ((a) 20% of (i) cumulative net realized capital gains, calculated based on the FMV of investments on November 1, 2003 for investments made prior to that date and on accreted/amortized cost for those investments made after November 1, 2003, on the Company’s Total Portfolio minus (ii) the cumulative unrealized capital depreciation on the Company’s Total Portfolio calculated based on the FMV of investments on November 1, 2003 for investments made prior to that date and on accreted/amortized cost for those investments made after November 1, 2003; minus, (b) the aggregate amount of Capital Gains Fees paid in all prior years)	Actual Payout (the Compensation Calculation plus any uncollected fees to the extent they do not exceed the Cap Calculation)

Year 1	20% of: ($0 realized capital gains on the Company’s New Portfolio minus $0 realized losses on the Company’s New Portfolio) minus ($0 aggregate unrealized capital depreciation on the Company’s New Portfolio) = $0	(a) 20% of (i) ($0 cumulative net realized capital gains on the Company’s Total Portfolio), minus (ii) ($2 million cumulative unrealized capital depreciation (based on Legacy I’s FMV value at 11/1/03) on the Company’s Total Portfolio); minus, (b) ($0 in Capital Gains Fees paid in all prior years) = $(2 million)	$0

Year 2	20% of: ($30 million realized capital gains on the Company’s New Portfolio minus $0 realized losses on the Company’s New Portfolio) minus ($0 aggregate unrealized capital depreciation on the Company’s New Portfolio) = $6 million	(a) 20% of (i) ($30 million cumulative net realized capital gains on the Company’s Total Portfolio) minus (ii) ($2 million cumulative unrealized capital depreciation (based on Legacy I’s FMV value at 11/1/03) on the Company’s Total Portfolio); minus, (b) ($0 in Capital Gains Fees paid in all prior years) = $5.6 million	$5.6 million ($400,000 (i.e., the Compensation Calculation minus the Cap Calculation) is uncollected)

Year 3	20% of: ($0 realized capital gains
on the Company’s New Portfolio
minus $0 realized losses on the
Company’s New Portfolio) minus ($0
aggregate unrealized capital
depreciation on the Company’s New
	Portfolio) = $0	(a) 20% of (i) ($28 million cumulative net realized capital gains on the Company’s Total Portfolio ($30 million on Investment A and a realized loss of $2 million on Legacy I based on the FMV on 11/1/2003)) minus (ii) ($0 cumulative unrealized capital depreciation on the Company’s Total Portfolio); minus, (b) ($5.6 million in Capital Gains Fees paid in all prior years) = $0	$0 ($400,000 earned in Year 2 remains uncollected)

Year 4	20% of: ($2 million realized capital gains on the Company’s New Portfolio minus $0 realized losses on the Company’s New Portfolio) minus ($0 aggregate unrealized capital depreciation on the Company’s New Portfolio) = $400,000	(a) 20% of (i) ($35 million cumulative net realized capital gains on the Company’s Total Portfolio ($30 million on Investment A, a $2 million realized gain on Investment B, a $5 million realized gain on Legacy II based on the FMV on 11/1/2003 and a realized loss of $2 million on Legacy I based on the FMV on 11/1/2003)) minus (ii) ($0 cumulative unrealized capital depreciation on the Company’s Total Portfolio); minus, (b) ($5.6 million in Capital Gains Fees paid in all prior years) = $1.4 million	$800,000 ($400,000 earned in Year 4 and the $400,000 that was uncollected in Year 2 is paid out.)
     Payment of our expenses
     Under the externalized structure, all investment professionals of TTG Advisers and its staff, when and to the extent engaged in providing services required to be provided by TTG Advisers under the Advisory Agreement, and the compensation and routine overhead expenses of such personnel allocable to such services, are provided and paid for by TTG Advisers and not by the Company, except that costs or expenses relating to the following items are borne by the Company: (i) the cost and expenses of any independent valuation firm; (ii) expenses incurred by TTG Advisers payable to third parties, including agents, consultants or other advisors, in monitoring financial and legal affairs for the Company and in monitoring the Company’s investments and performing due diligence on its prospective portfolio companies, provided, however, the retention by TTG Advisers of any third party to perform such services shall require the advance approval of the Board (which approval shall not be unreasonably withheld) if the fees for such services are expected to exceed $30,000; once the third party is approved, any expenditure to such third party will not require additional approval from the Board; (iii) interest payable on debt and other direct borrowing costs, if any, incurred to finance the Company’s investments or to maintain its tax status; (iv) offerings of the Company’s common stock and other securities; (v) investment advisory and management fees; (vi) fees and payments due under any administration agreement between the Company and its administrator; (vii) transfer agent and custodial fees; (viii) federal and state registration fees; (ix) all costs of registration and listing the Company’s shares on any securities exchange; (x) federal, state and local taxes; (xi) independent directors’ fees and expenses; (xii) costs of preparing and filing reports or other documents required by governmental bodies (including the SEC); (xiii) costs of any reports, proxy statements or other notices to stockholders, including printing and mailing costs; (xiv) the cost of the Company’s fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums; (xv) direct costs and expenses of administration, including printing, mailing, long distance telephone, copying, independent auditors and outside legal costs; (xvi) the costs and expenses associated with the establishment of an SPV; (xvii) the allocable portion of the cost (excluding office space) of the Company’s Chief Financial Officer, Chief Compliance Officer and Secretary in an amount not to exceed $100,000, per year, in the aggregate; (xviii) subject to a cap of $150,000 in any fiscal year of the Company, fifty percent of the unreimbursed travel and other related (e.g., meals) out-of-pocket expenses (subject to item (ii) above) incurred by

TTG Advisers in sourcing investments for the Company; provided that, if the investment is sourced for multiple clients of TTG Advisers, then the Company shall only reimburse fifty percent of its allocable pro rata portion of such expenses; and (xix) all other expenses incurred by the Company in connection with administering the Company’s business (including travel and other out-of-pocket expenses (subject to item (ii) above) incurred in providing significant managerial assistance to a portfolio company). Notwithstanding the foregoing, absent the consent of the Board, any fees or income earned, on the Company’s behalf, by any officer, director, employee or agent of TTG Advisers in connection with the monitoring or closing of an investment or disposition by the Company or for providing managerial assistance to a portfolio company (e.g., serving on the board of directors of a portfolio company) shall inure to the Company.
     The Expense Cap
     In addition, for each of the next two full fiscal years (i.e., fiscal 2007 and 2008), TTG Advisers has agreed to absorb or reimburse operating expenses of the Company (promptly following the completion of such year), to the extent necessary to limit the Company’s Expense Ratio for any such year to 3.25% (the “Expense Cap”); provided however, if, on October 31, 2007, the Company’s net assets have not increased by at least 5% from October 31, 2006, the dollar value of the Expense Cap shall increase by 5% for fiscal 2008. For purposes of this paragraph, the Company’s “Expense Ratio” is calculated as of October 31 of any such year and mean: (i) the consolidated expenses of the Company (which expenses include any amounts payable to TTG Advisers under the Base Management Fee, but exclude the amount of any interest, taxes, incentive compensation, and extraordinary expenses (including, but not limited to, any legal claims and liabilities and litigation costs and any indemnification related thereto, and the costs of any spin-off or other similar type transaction contemplated by the Advisory Agreement)), as a percentage of (ii) the average net assets of the Company (i.e., average consolidated assets less average consolidated liabilities) during such fiscal year as set forth in the Company’s financial statements contained in the Company’s annual report on Form 10-K.
     Indemnification
     The Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, TTG Advisers, its members and their respective officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it (collectively, the “Indemnified Parties”) are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of TTG Advisers’ services under the Advisory Agreement or otherwise as an investment adviser of the Company. In addition, TTG Advisers has agreed to indemnify the Company for losses or damages arising out of the willful misfeasance, bad faith or gross negligence in the performance of an Indemnified Party’s duties or by reason of the reckless disregard of its duties and obligations under the Advisory Agreement.
     The Spin-Off of a Subsidiary and Opportunities to Manage Other Entities
     As consideration for the Company entering into the Advisory Agreement, TTG Advisers has acknowledged the parties’ objective of having the Company’s stockholders participate in a portion of the revenues generated by private investment funds managed by TTG Advisers. The Advisory Agreement provides for the pursuit of a spin-off of MVC Partners to all of our shareholders (on a pro-rata basis) (the “Spin-Off”). It is contemplated that, after the spin-off, MVC Partners would, together with TTG Advisers, own (directly or indirectly) the manager and/or general partner (or managing member) of private investment vehicles(a “Private Fund General Partner”). As a result, our stockholders, as stockholders of the spun-off MVC Partners, may have the opportunity to participate in a portion of the management fees and incentive compensation generated by these vehicles. Further, the Advisory Agreement provides that a Private Fund General Partner would be a general partner (or managing member) of any private investment fund or other pooled investment vehicle formed by TTG Advisers that has an investment objective of investing in Targeted Investments.
     The illustrations below depict the proposed structure of the Company before and after the Spin-Off:

Before Spin-Off
After Spin-Off
     Under this structure, Private Fund General Partners would be entitled to the entire portion of incentive allocations made by the investment funds they serve (provided that, a portion of the allocation may be allocated to third parties not affiliated with, and independent of, TTG Advisers). It has not yet been determined the extent to which MVC Partners would share the revenues generated from any Private Fund General Partner and this percentage may vary depending on the nature and size of the vehicles to be managed, among other factors. Furthermore, the Board recognizes that following the Spin-Off, MVC Partners may offer its shares to investors other than the Company’s stockholders which could potentially have the effect of diluting our stockholders’ participation in the revenue generated by Private Fund General Partners.
     Following the Spin-Off, MVC Partners would be expected to operate as a public company subject to the oversight and control of a board of directors, a majority of whose members would be independent of TTG Advisers. Details regarding the Spin-Off are in the process of being considered and its specific terms will be subject to the due diligence of, and the consideration and approval by, the Board. It is expected that the material terms will be disclosed in a registration statement filed with the SEC. However, there can be no assurance that the Board will approve the specific terms of the Spin-Off. As a result, it is possible that the Board may determine not to proceed with the Spin-Off.
     Principal Executive Officers
     The following individual is the principal executive officer of TTG Advisers. The principal business address of such person is 287 Bowman Avenue, Purchase, New York 10577.

Name	Position	Principal occupation
Michael Tokarz	Manager	The principal occupations of Mr. Tokarz is set forth under “Management” above.
     Duration and Termination of Agreement
     The Advisory Agreement was unanimously approved by the independent directors on May 30, 2006 and by shareholders at the annual meeting of shareholders on September 7, 2006. It remains in effect for two years after the Effective Date, and thereafter shall continue automatically for successive annual periods, provided that such continuance is specifically approved at least annually by: (i) the vote of the Board, or by the vote of stockholders holding a majority of the outstanding voting securities of the Company; and (ii) the vote of a majority of the Company’s directors who are not parties to the Advisory Agreement and are not “interested persons” (as such term is defined in Section 2(a)(19) of the 1940 Act) of either the Company or TTG Advisers, in accordance with the requirements of the 1940 Act. The Advisory Agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice, by: (i) TTG Advisers in the event (a) a majority of the current Independent Directors cease to serve as Directors of the Company or (b) the Company undergoes a change in “control” (as such term is defined by Section 2(a)(9) of the 1940 Act) not caused by TTG Advisers; (ii) TTG Advisers, following the initial two year term of the Advisory Agreement; (iii) by the vote of the stockholders holding a “majority of the outstanding voting securities” of the Company (as such term is defined by Section 2(a)(42) of the 1940 Act); or (iv) by the action of the Company’s Directors. Furthermore, the Advisory Agreement shall automatically terminate in the event of its “assignment” (as such term is defined for purposes of Section 15(a)(4) of the 1940 Act).
     Mr. Tokarz’s Commitment to the Company
     TTG Advisers has entered into an agreement with Mr. Tokarz pursuant to which Mr. Tokarz agreed to serve as the portfolio manager primarily responsible for the day-to-day management of the Company’s portfolio for the full twenty-four calendar months following the Effective Date, absent the occurrence of certain extraordinary events. In addition, the Company and TTG Advisers have acknowledged that Mr. Tokarz is the current Portfolio Manager of the Company and TTG Advisers has covenanted that throughout the term of the Advisory Agreement it will not undertake any action that would cause Mr. Tokarz to cease to serve as the Company’s primary Portfolio Manager, including, without limitation, transferring any controlling interest in TTG Advisers to another entity or person.
CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES -
     As of January 19, 2007, there were no persons that owned 25% or more of our outstanding voting securities, and no person would be deemed to control us, as such term is defined in the 1940 Act.
     The following table sets forth, as of January 19, 2007, information with respect to the beneficial ownership of our common stock by the shareholders who own more than 5% of our outstanding shares of common stock. Unless otherwise indicated, we believe that each beneficial owner set forth in the table has sole voting and investment power. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Ownership information for those persons who beneficially own 5% or more of our shares of common stock is based upon schedules filed by such persons with the SEC.

	Amount of		Percentage of
Shareholder Name and Address	Shares Owned		Company Held
The Anegada Master Fund Ltd	2,611,800	(1)	13.67%
The Cuttyhunk Fund Limited Tonga Partners, L.P. TE Cannell Portfolio, Ltd. c/o Cannell Capital LLC 150 California Street, 5th Floor San Francisco, CA 94111

QVT Financial LP	2,039,600	(2)	10.68%
527 Madison Avenue, 8th Floor New York, New York 10022

	Amount of		Percentage of
Shareholder Name and Address	Shares Owned		Company Held
Western Investment Hedged Partners LP	1,372,400	(3)	7.88%
Western Investment Institutional Partners LLC
Western Investment Activism Partners LLC
Western Investment Total Return Master Fund Ltd. and
Arthur D. Lipson
c/o Western Investment LLC
2855 East Cottonwood Parkway
Suite 110
Salt Lake City, UT 84121

Deutsche Bank AG	1,336,366	(4)	6.99%
Taunusanlage 12 D-60325 Frankfurt am Main Federal Republic of Germany

Millenco, L.P.	1,369,770	(5)	7.17%
Millennium Global Estate, L.P. Millennium USA, L.P. Millennium Partners, L.P and Millennium International, Ltd. c/o Millennium Management, LLC 666 Fifth Avenue, 8th Floor New York, NY 10103

Wynnefield Partners Small Cap Value, L.P Wynnefield Partners Small Cap Value, L.P I Wynnefield Small Cap Value Offshore Fund, Ltd. Channel Partnership II, L.P. Wynnefield Capital Management, LLC Wynnefield Capital, Inc. Nelson Obus c/o Wynnefield Capital Management LLC 450 Seventh Avenue Suite 509 New York, NY 10123	1,189,600	(6)	6.23%

MFP Investors, LLC	999,700	(7)	5.23%
51 John F. Kennedy Parkway, 2nd Floor Short Hills, NJ 07078

Interested Director
Michael Tokarz	407,773		2.14%

Independent Directors
Emilio Dominianni	10,000		*
Gerald Hellerman	23,729		*
Robert Knapp(8)	1,492,470		7.81%
William Taylor	20,048		—

Executive Officers
Bruce Shewmaker	3,601		*
Peter Seidenberg	1,929		*
Scott Schuenke	334		*
Jaclyn Shapiro	1,000		*
All directors and executive officers as a group (9 in total)	1,960,884		10.44%

*	Less than 1%.

(1)	Based upon information contained in Form 4 filed with the SEC on January 9, 2007.

(2)	Based upon information contained in Schedule 13G filed with the SEC on December 8, 2005. This amount includes 1,336,366 shares where Deutsche Bank AG is the beneficial owner of the shares.

(3)	Based upon information contained in Schedule 13G/A filed with the SEC on February 14, 2006.

(4)	Based upon information contained in Schedule 13G filed with the SEC on January 31, 2006. See footnote (2) above.

(5)	Based upon information contained in Schedule 13D/A filed with the SEC on December 1, 2005.

(6)	Based upon information contained in Schedule 13G/A filed with the SEC on February 14, 2006.

(7)	Based upon information contained in Schedule 13G/A filed with the SEC on January 20, 2005.

(8)	1,369,770 shares are owned by Millennium Partners, L.P. and/or its affiliates (“Millennium”). Mr. Knapp is an officer of Millennium. Mr. Knapp has disclaimed all beneficial ownership in these shares to the extent permitted under applicable law.
FEDERAL INCOME TAX MATTERS
     This summary of certain aspects of the federal income tax treatment of the Company and its shareholders is based upon the Code, judicial decisions, Treasury Regulations and rulings in existence on the date hereof, all of which are subject to change. This summary does not discuss the impact of various proposals to amend the Code which could change certain of the tax consequences of an investment in shares of our common stock.
     You should consult your own tax adviser with respect to the tax considerations applicable to the holding of shares of our common stock. This discussion does not address all aspects of federal income taxation relevant to holders of our common stock in light of their personal circumstances, or to certain types of holders subject to special treatment under federal income tax laws, including foreign taxpayers. This discussion does not address any aspects of foreign, state or local tax laws. The Company is actively managed and its investment strategies may be employed without regard to the tax consequences of the Company’s transactions on the Company’s shareholders.
     We intend to qualify for treatment as a RIC under Subchapter M of the Code. To qualify for such treatment, we must distribute to our shareholders for each taxable year at least 90% of (i) our investment company taxable income (consisting generally of net investment income from interest and dividends and net short term capital gains) and (ii) our net tax-exempt interest, if any. We must also meet several additional requirements, including:
•	At least 90% of our gross income for each taxable year must be from dividends, interest, payments with respect to securities loans, and gains from sales or other disposition of stock, securities or foreign currencies, other income derived with respect to our business of investing in such stock, securities or currencies, or net income derived from an interest in a “qualified publicly traded partnership” (generally, a publicly traded partnership other than one where at least 90% of its gross income is gross income that would otherwise be qualifying gross income for a RIC),

•	As diversification requirements, as of the close of each quarter of our taxable year:

•	at least 50% of the value of our assets must consist of cash, cash items, U.S. government securities, the securities of other RICs and other securities to the extent that (1) we do not hold more than 10% of the outstanding voting securities of an issuer of such other securities and (2) such other securities of any one issuer do not represent more than 5% of our total assets, and

•	no more than 25% of the value of our total assets may be invested in the securities of one issuer (other than U.S. government securities or the securities of other RICs), of two or more issuers that are controlled by us and are engaged in the same or similar or related trades or businesses, or of one or more qualified publicly traded partnerships.

     However, the diversification requirements outlined above are liberalized in the case of certain investment companies. In particular, if we, as a business development company, meet certain requirements described below, the 50% diversification requirement is modified so that we may include in our 50% pool of investments, the value of the securities of any corporate issuer (even if we hold more than 10% of the corporate issuer’s outstanding voting securities) so long as at the time of the latest investment in the applicable corporate issuer’s securities the tax basis which we have in all securities issued by the corporate issuer does not exceed 5% of the total value of all of our assets. This exception does not apply if we have continuously held any securities of the applicable corporate issuer for a period of 10 or more years.
     In order for the modified diversification rule to apply, the SEC must determine and certify to the Internal Revenue Service (“IRS”) no more than 60 days prior to the close of a tax year that we are principally engaged in furnishing capital to corporations which corporations are themselves principally engaged in the development or exploitation of inventions, technological improvements, new processes, or products not previously available. For purposes of these determinations, a corporation shall be considered principally engaged in the development or exploitation of inventions, technological improvements, new processes, or products not previously available for at least 10 years after the first acquisition of any security in such corporation by us if, at the date of the original acquisition, the issuer corporation was principally so engaged. In addition, we shall be considered at any date to be furnishing capital to any corporation whose securities we hold, if within 10 years before such date, we have acquired securities in the applicable corporate issuer.
     The modified diversification rule does not apply to any quarter if, at the close of such quarter, more than 25% of our total assets are comprised of securities of corporate issuers, with respect to each of which (i) we hold more than 10% of the outstanding voting securities of such issuer and (ii) we have continuously held a security of such issuer (or a predecessor) for 10 or more years.
     If we were unable to qualify for treatment as a RIC, we would be subject to tax on our ordinary income and capital gains (including gains realized on the distribution of appreciated property) at regular corporate rates. We would not be able to deduct distributions to shareholders, nor would they be required to be made. Distributions would be taxable to our shareholders as ordinary dividend income to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends received deduction and individual distributees would qualify for the reduced tax rates applicable to “qualified dividends”. Distributions in excess of current and accumulated earnings and profits would be treated first as a return of capital to the extent of the shareholder’s tax basis, and any remaining distributions would be treated as a gain realized from the sale or exchange of property. If the Company fails to meet the requirements of Subchapter M for more than two consecutive taxable years and then seeks to requalify under Subchapter M, it may be required to recognize gain to the extent of any unrealized appreciation on its assets. In that case, any gain recognized by the Company likely would be distributed to shareholders as a taxable distribution.
     If we qualify as a RIC and distribute to shareholders each year in a timely manner the sum of (i) at least 90% of our “investment company taxable income” as defined in the Code and (ii) at least 90% of our net tax-exempt interest, if any, we will not be subject to federal income tax on the portion of our taxable income and gains we distribute to shareholders. In addition, if we distribute in a timely manner the sum of (i) 98% of our ordinary income for each calendar year, (ii) 98% of our capital gain net income for the one-year period ending October 31 in that calendar year and (iii) any income not distributed in prior years, we will not be subject to the 4% nondeductible federal excise tax on certain undistributed income of RICs. We will be subject to regular corporate income tax (currently at rates up to 35%) on any undistributed net investment income and any undistributed net capital gain. We will also be subject to alternative minimum tax, but any tax preference items would be apportioned between us and our shareholders in the same proportion that dividends (other than capital gain dividends) paid to each shareholder bear to our taxable income determined without regard to the dividends paid deduction.
     The Company’s net realized capital gains from securities transactions will be distributed only after reducing such gains by the amount of any available capital loss carryforwards. Capital losses may be carried forward to offset any capital gains for eight years, after which any undeducted capital loss remaining is lost as a deduction. As of October 31, 2006, the Company had a net capital loss carryforward of $73,524,707 of which $28,213,867 will expire in the year 2010, $4,220,380 will expire in the year 2011, $37,794,910 will expire in the year 2012 and $3,295,550 will expire in the year 2013. To the extent future capital gains are offset by capital loss carryforwards, such gains need not be distributed. Capital loss carryforwards may be subject to additional limitations as a result of capital share activity. As of October 31, 2006, the Company also had net unrealized capital loss carryforwards of approximately $11.6 million. The deductibility of such losses upon realization may be subject to limitations as a result of the capital share activity.
     If we acquire debt obligations that were originally issued at a discount, or that bear interest at rates that are not fixed (or certain “qualified variable rates”) or that is not payable, or payable at regular intervals over the life of the obligation, we will be required to include in taxable income each year a portion of the “original issue discount” that accrues over the life of the obligation, regardless of whether the income is received by us, and may be required to make distributions in order to continue to qualify as a RIC or to avoid the 4% excise tax on certain undistributed income. In this event, we may be required to sell temporary investments or other assets to meet the distribution requirements.
     For any period during which we qualify for treatment as a RIC for federal income tax purposes, distributions to shareholders attributable to our ordinary income (including dividends, interest and original issue discount) and net short-term capital gains generally will be taxable as ordinary income to shareholders to the extent of our current or accumulated earnings and profits, except to the extent the we receive “qualified dividends” and designate such amounts for individual shareholders as “qualified dividends”. The lower tax rate for “qualified dividends” (currently a maximum rate of 15%) will apply only if the individual shareholder holds shares in the Company, and the Company holds shares in the dividend-paying corporation, at least 61 days during a prescribed period. The prescribed period is the 121-day period beginning 60 days before the date on which the shareholder or the Company, as the case may be, becomes entitled to receive the dividend. In determining the holding period for this purpose, any period during which the recipient’s risk of loss is offset by means of options, short sales or similar transactions is not counted. Additionally, an individual shareholder would not benefit to the extent it is obligated (e.g., pursuant to a short sale) to make related payments with respect to positions in substantially similar or related property.
     Corporate shareholders are generally eligible for the 70% dividends-received deduction with respect to ordinary income (but not capital gain) dividends to the extent such amount designated by us does not exceed the dividends received by us from domestic corporations. A corporate shareholder’s dividends-received deduction will be disallowed unless it holds shares in the Company, and the Company holds shares in the dividend-paying corporation, at least 46 days during the 91-day period beginning 45 days before the date on which the shareholder or the Company, as the case may be, becomes entitled to receive the dividend. In determining the holding period for this purpose, any period during which the recipient’s risk of loss is offset by means of options, short sales or similar transactions is not counted. Additionally, a corporate shareholder would not benefit to the extent it is obligated (e.g., pursuant to a short sale) to make related payments with respect to positions in substantially similar or related property. Furthermore, the dividends-received deduction will be disallowed to the extent a corporate shareholder’s investment in shares of the Company, or the Company’s investment in the shares of the dividend-paying corporation, is financed with indebtedness.
     Distributions in excess of our earnings and profits will first be treated as a return of capital which reduces the shareholder’s adjusted basis in his or her shares of common stock and then as gain from the sale of shares of our common stock. Distributions of our net long-term capital gains (designated by us as capital gain dividends) will be taxable to shareholders as long-term capital gains regardless of the shareholder’s holding period in his or her common stock.
     Any dividend declared by us in October, November or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it were paid by us and received by the shareholders on December 31 of the year in which it was declared. In addition, we may elect to relate a dividend back to the prior taxable year if we (i) declare such dividend prior to the due date (including extensions) for filing our return for that taxable year, (ii) make the election in that return, and (iii) distribute the amount in the 12-month period following the close of the taxable year but not later than the first regular dividend payment following the declaration. Any such election will not alter the general rule that a shareholder will be treated as receiving a dividend in the taxable year in which the distribution is made (subject to the October, November, December rule described above).

     To the extent that we retain any capital gains, we may designate them as “deemed distributions” and pay a tax thereon for the benefit of our shareholders. In that event, the shareholders report their share of retained realized long-term capital gains on their individual tax returns as if the share had been received, and report a credit for the tax paid thereon by us. The amount of the deemed distribution net of such tax is then added to the shareholder’s cost basis for his or her common stock. Since we expect to pay tax on capital gains at regular corporate tax rates and the maximum rate payable by individuals on such gains can currently be as low as 15%, the amount of credit that individual shareholders may report is expected to exceed the amount of tax that they would be required to pay on long-term capital gains. Shareholders who are not subject to federal income tax or tax on long-term capital gains should be able to file a return on the appropriate form or a claim for refund that allows them to recover the taxes paid on their behalf.
     Section 1202 of the Code permits the exclusion, for federal income tax purposes, of 50% of any gain (subject to certain limitations) realized upon the sale or exchange of “qualified small business stock” held for more than five years. Generally, qualified small business stock is stock of a small business corporation acquired directly from the issuing corporation, which must (i) at the time of issuance and immediately thereafter have assets of not more than $50 million and (ii) throughout substantially all of the holder’s holding period for the stock be actively engaged in the conduct of a trade or business not excluded by law. If we acquire qualified small business stock, hold such stock for five years and dispose of such stock at a profit, a noncorporate shareholder who held shares of our common stock at the time we purchased the qualified small business stock and at all times thereafter until we disposed of the stock would be entitled to exclude from such shareholder’s taxable income 50% of such shareholder’s share of such gain. Seven percent (7%) of any amount so excluded would currently be treated as a preference item for alternative minimum tax purposes. Comparable rules apply under the qualified small business stock “rollover” provisions of section 1045 of the Code, under which gain otherwise reportable by individuals with respect to sales by us of qualified small business stock held for more than six months can be deferred if we reinvest the sales proceeds within 60 days in other qualified small business stock.
     A shareholder may recognize taxable gain or loss if the shareholder sells or exchanges such shareholder’s shares of common stock. Any gain arising from the sale or exchange of common stock generally will be treated as capital gain or loss if the common stock is held as a capital asset, and will be treated as long-term capital gain or loss if the shareholder has held his or her shares of common stock for more than one year. However, any capital loss arising from a sale or exchange of shares of common stock held for six months or less will be treated as a long-term capital loss to the extent of the amount of long-term capital gain distributions received (or deemed to be received) with respect to such shares of common stock.
     Pursuant to recently issued Treasury Regulations directed at tax shelter activity, taxpayers are required to disclose to the IRS certain information on Form 8886 if they participate in a “reportable transaction”. A transaction may be a “reportable transaction” based upon any of several indicia with respect to a shareholder, including the existence of significant book-tax differences or the recognition of a loss in excess of certain thresholds. Under new legislation a significant penalty is imposed on taxpayers who participate in a “reportable transaction” and fail to make the required disclosure. Investors should consult their own tax advisors concerning any possible federal, state or local disclosure obligations with respect to their investment in shares of the Company.
     We may be required to withhold U.S. federal income tax at the rate of 28% of all taxable distributions payable to shareholders who fail to provide us with their correct taxpayer identification number or a certificate that the shareholder is exempt from backup withholding, or if the IRS notifies us that the shareholder is subject to backup withholding. Any amounts withheld may be credited against a shareholder’s U.S. federal income tax liability.
     There is generally no withholding tax to a shareholder who is not a U.S. person within the meaning of the Code (“Non-U.S. Person”) (i) on the portion of the Company’s distributions that consist of long-term capital gains realized by the Company, and (ii) for the Company’s taxable years beginning after December 31, 2004 and before January 1, 2008, on the portion of the Company’s distributions that we designate as short-term capital gain dividends or “interest-related dividends” (generally, dividends attributable to net interest income from U.S. sources that would not result in U.S. withholding taxes if earned directly by the shareholder), in all cases provided that such distributions are not effectively connected with the conduct of a trade or business in the U.S. by such Non-U.S. Person. However, the remaining distributions to Non-U.S. Persons are generally subject to a 30% withholding tax, unless reduced or eliminated by treaty. Other rules may apply to Non-U.S. Persons (i) whose income from the

Company is effectively connected with the conduct of a U.S. trade or business by such Non-U.S. Person or (ii) to the extent the Company makes distributions prior to January 1, 2008 if such distributions are attributable to dispositions of United States real property interests (e.g., investments in certain real estate investment trusts); such investors should consult with their own advisers regarding those rules.
     If we distribute our net capital gains in the form of deemed rather than actual distributions, a Non-U.S. Person will be entitled to a U.S. federal income tax credit or tax refund equal to the shareholder’s allocable share of the corporate-level tax we pay on the capital gains deemed to have been distributed; however, in order to obtain the refund, the Non-U.S. Person must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. Person would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return.
     A tax-exempt U.S. person investing in the Company will not realize unrelated business taxable income with respect to an unleveraged investment in shares. Tax-exempt U.S. persons are urged to consult their own tax advisors concerning the U.S. tax consequences of an investment in the Company.
     From time to time, the Company may be considered under the Code to be a nonpublicly offered regulated investment company. Under Temporary Regulations, certain expenses of nonpublicly offered regulated investment companies, including advisory fees, may not be deductible by certain shareholders, generally including individuals and entities that compute their taxable income in the same manner as an individual (thus, for example, a qualified pension plan is not subject to this rule). Such a shareholder’s pro rata portion of the affected expenses, including the management fee and incentive fee payable to the manager, will be treated as an additional dividend to the shareholder and will be deductible by such shareholder, subject to the 2% “floor” on miscellaneous itemized deductions and other limitations on itemized deductions set forth in the Code. A “nonpublicly offered regulated investment company” is a RIC whose shares are neither (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market nor (iii) held by at least 500 persons at all times during the taxable year.
     Unless an exception applies, we will mail to each shareholder, as promptly as possible after the end of each fiscal year, a notice detailing, on a per distribution basis, the amounts includible in such shareholder’s taxable income for such year as net investment income, as net realized capital gains (if applicable) and as “deemed” distributions of capital gains, including taxes paid by us with respect thereto. In addition, absent an exemption, the federal tax status of each year’s distributions will be reported to the IRS. Distributions may also be subject to additional state, local and foreign taxes depending on each shareholder’s particular situation. Shareholders should consult their own tax advisers with respect to the particular tax consequences to them of an investment in us.
     Under our Plan, all cash distributions to shareholders will be automatically reinvested in additional whole and fractional shares of our common stock unless you elect to receive cash. For federal income tax purposes, however, you will be deemed to have constructively received cash and such amounts should be included in your income to the extent such constructive distribution otherwise represents a taxable dividend for the year in which such distribution is credited to your account. The amount of the distribution is the value of the shares of common stock acquired through the dividend reinvestment plan.
CERTAIN GOVERNMENT REGULATIONS
     We operate in a highly regulated environment. The following discussion generally summarizes certain government regulations.
     Business Development Company. A business development company is defined and regulated by the 1940 Act. A business development company must be organized in the United States for the purpose of investing in or lending to primarily private companies and making managerial assistance available to them. A business development company may use capital provided by public shareholders and from other sources to invest in long-term, private investments in businesses.

     As a business development company, we may not acquire any asset other than “qualifying assets” unless, at the time we make the acquisition, the value of our qualifying assets represent at least 70% of the value of our total assets. The principal categories of qualifying assets relevant to our business are:
     (1) Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An “eligible portfolio company” is defined in the 1940 Act as any issuer which:
     (a) is organized under the laws of, and has its principal place of business in, the United States;
     (b) is not an investment company (other than a small business investment company wholly owned by the business development company) or a company that would be an investment company but for certain exclusions under the 1940 Act; and
     (c) satisfies any of the following:
•	does not have any class of securities with respect to which a broker or dealer may extend margin credit;

•	is controlled by a business development company or a group of companies including a business development company and the business development company has an affiliated person who is a director of the eligible portfolio company; or

•	is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.
     The SEC recently adopted Rules 2a-46 and 55a-1 under the 1940 Act, which together expand the foregoing definition of “eligible portfolio company” to include, among others, U.S. operating companies that do not have a class of securities listed on a national exchange.
     (2) Securities of any eligible portfolio company which we control.
     (3) Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.
     (4) Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.
     (5) Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.
     (6) Cash, cash equivalents, U.S. Government securities or high-quality debt maturing in one year or less from the time of investment.
     To include certain securities described above as qualifying assets for the purpose of the 70% test, a business development company must make available to the issuer of those securities significant managerial assistance such as providing significant guidance and counsel concerning the management, operations, or business objectives and policies of a portfolio company, or making loans to a portfolio company. We offer to provide managerial assistance to each of our portfolio companies.

     As a business development company, we are entitled to issue senior securities in the form of stock or senior securities representing indebtedness, including debt securities and preferred stock, as long as each class of senior security has an asset coverage ratio of at least 200% immediately after each such issuance. See “Risk Factors.” We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our Independent Directors and, in some cases, prior approval by the SEC. On July 11, 2000, the SEC granted us an exemptive order permitting us to make co-investments with certain of our affiliates in portfolio companies, subject to various conditions. During the last completed fiscal year, the Company did not engage in any transactions pursuant to this order.
     As with other companies regulated by the 1940 Act, a business development company must adhere to certain other substantive ongoing regulatory requirements. A majority of our directors must be persons who are not “interested persons,” as that term is defined in the 1940 Act. Additionally, we are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect the business development company. Furthermore, as a business development company, we are prohibited from protecting any director or officer against any liability to the company or our shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.
     We and TTG Advisers maintain a code of ethics that establishes procedures for personal investment and restricts certain transactions by our personnel. The code of ethics generally does not permit investment by our employees in securities that may be purchased or held by us. You may read and copy the code of ethics at the SEC’s Public Reference Room in Washington, D.C. You may obtain information on operations of the Public Reference Room by calling the SEC at (202) 942-8090. In addition, the code of ethics is available on the EDGAR Database on the SEC Internet site at http://www.sec.gov. You may obtain copies of the code of ethics, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing to the SEC’s Public Reference Section, 100 F Street, NE, Washington, D.C. 20549.
     We may not change the nature of our business so as to cease to be, or withdraw our election as, a business development company unless authorized by vote of a “majority of the outstanding voting securities,” as defined in the 1940 Act, of our shares. A majority of the outstanding voting securities of a company is defined by the 1940 Act as the lesser of: (i) 67% or more of such company’s shares present at a meeting if more than 50% of the outstanding shares of such company are present and represented by proxy, or (ii) more than 50% of the outstanding shares of such company.
     We are periodically examined by the SEC for compliance with the 1940 Act.
DIVIDEND REINVESTMENT PLAN
     All of our shareholders who hold shares of common stock in their own name will automatically be enrolled in our dividend reinvestment plan (the “Plan”). All such shareholders will have any cash dividends and distributions automatically reinvested by Computershare Ltd. (f/k/a Equiserve) (the “Plan Agent”), in additional shares of our common stock. Any shareholder may, of course, elect to receive his or her dividends and distributions in cash. Currently, the Company has a policy of seeking to pay quarterly dividends to shareholders. For any of our shares that are held by banks, brokers or other entities that hold our shares as nominees for individual shareholders, the Plan Agent will administer the Plan on the basis of the number of shares certified by any nominee as being registered for shareholders that have not elected to receive dividends and distributions in cash. To receive your dividends and distributions in cash, you must notify the Plan Agent.
     The Plan Agent serves as agent for the shareholders in administering the Plan. When we declare a dividend or distribution payable in cash or in additional shares of our common stock, those shareholders participating in the dividend reinvestment plan will receive their dividend or distribution in additional shares of our common stock. Such shares will be either newly issued by us or purchased in the open market by the Plan Agent. If the market value of a share of our common stock on the payment date for such dividend or distribution equals or exceeds the net asset value per share on that date, we will issue new shares at the net asset value. If the net asset value exceeds the market price of our common stock, the Plan Agent will purchase in the open market such number of shares of our common stock as is necessary to complete the distribution.

     The Plan Agent will maintain all shareholder accounts in the Plan and furnish written confirmation of all transactions. Shares of our common stock in the Plan will be held in the name of the Plan Agent or its nominee and such shareholder will be considered the beneficial owner of such shares for all purposes.
     There is no charge to shareholders for participating in the Plan or for the reinvestment of dividends and distributions. We will not incur brokerage fees with respect to newly issued shares issued in connection with the Plan. Shareholders will, however, be charged a pro rata share of any brokerage fee charged for open market purchases in connection with the Plan.
     We may terminate the Plan upon providing written notice to each shareholder participating in the Plan at least 60 days prior to the effective date of such termination. We may also materially amend the Plan at any time upon providing written notice to shareholders participating in the Plan at least 30 days prior to such amendment (except when necessary or appropriate to comply with applicable law or rules and policies of the SEC or other regulatory authority). You may withdraw from the Plan upon providing notice to the Plan Agent. You may obtain additional information about the Plan from the Plan Agent.
DESCRIPTION OF SECURITIES
     The following summary of our capital stock and other securities does not purport to be complete and is subject to, and qualified in its entirety by, our Certificate of Incorporation.
     Our authorized capital stock is 150,000,000 shares, $0.01 par value.
Common Stock
     At October 31, 2006, there were 19,093,929 shares of common stock outstanding and 4,052,019 shares of common stock in our treasury. To date, no other classes of stock have been issued.
     All shares of common stock have equal rights as to earnings, assets, dividends and voting privileges and all outstanding shares of common stock are fully paid and non-assessable. Distributions may be paid to the holders of common stock if and when declared by our board of directors out of funds legally available therefore. Our common stock has no preemptive, conversion, or redemption rights and is freely transferable. In the event of liquidation, each share of common stock is entitled to share ratably in all of our assets that are legally available for distributions after payment of all debts and liabilities and subject to any prior rights of holders of preferred stock, if any, then outstanding. Each share of common stock is entitled to one vote and does not have cumulative voting rights, which means that holders of a majority of the shares, if they so choose, could elect all of the directors, and holders of less than a majority of the shares would, in that case, be unable to elect any director. All shares of common stock offered hereby will be, when issued and paid for, fully paid and non-assessable.
Preferred Stock
     In addition to shares of common stock, we may issue preferred stock. Our board of directors is authorized to provide for the issuance of preferred stock with such preferences, powers, rights and privileges as the board deems appropriate; except that, such an issuance must adhere to the requirements of the 1940 Act. The 1940 Act requires, among other things, that (i) immediately after issuance and before any distribution is made with respect to common stock, the preferred stock, together with all other senior securities, must not exceed an amount equal to 50% of our total assets; and (ii) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on the preferred stock are in arrears by two years or more. We believe the availability of such stock will provide us with increased flexibility in structuring future financings and acquisitions. If we offer preferred stock under this prospectus, we will issue an appropriate prospectus supplement. You should read that prospectus supplement for a description of the preferred stock, including, but not limited to, whether there will be an arrearage in the payment of dividends or sinking fund installments, if any, restrictions with respect to the declaration of dividends, requirements in connection with the maintenance of any ratio or assets, or creation or maintenance of reserves, or provisions for permitting or restricting the issuance of additional securities.
Warrants

     We may issue warrants to purchase shares of our common stock. Such warrants may be issued independently or together with shares of common stock and may be attached or separate from such shares of common stock. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants. Particular terms of any warrants we offer will be described in the prospectus supplement relating to such warrants.
     Under the 1940 Act, we may generally only offer warrants provided that (i) the warrants expire by their terms within ten years; (ii) the exercise or conversion price is not less than the current market value at the date of issuance; (iii) our shareholders authorize the proposal to issue such warrants, and our board of directors approves such issuance on the basis that the issuance is in the best interests of MVC Capital and its shareholders; and (iv) if the warrants are accompanied by other securities, the warrants are not separately transferable unless no class of such warrants and the securities accompanying them has been publicly distributed. The 1940 Act also generally provides that the amount of our voting securities that would result from the exercise of all outstanding warrants at the time of issuance may not exceed 25% of our outstanding voting securities.
Debt Securities
     We may issue debt securities that may be senior or subordinated in priority of payment. We will provide a prospectus supplement that describes the ranking, whether senior or subordinated, the specific designation, the aggregate principal amount, the purchase price, the maturity, the redemption terms, the interest rate or manner of calculating the interest rate, the time of payment of interest, if any, the terms for any conversion or exchange, including the terms relating to the adjustment of any conversion or exchange mechanism, the listing, if any, on a securities exchange, the name and address of the trustee and any other specific terms of the debt securities.
Limitation on Liability of Directors
     We have adopted provisions in our certificate of incorporation limiting the liability of our directors for monetary damages. The effect of these provisions in the certificate of incorporation is to eliminate the rights of MVC Capital and its shareholders (through shareholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent behavior) except in certain limited situations. These provisions do not limit or eliminate the rights of MVC Capital or any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s or officer’s duty of care. These provisions will not alter the liability of directors or officers under federal securities laws.
PLAN OF DISTRIBUTION
     We may sell the securities in any of three ways (or in any combination): (i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser; or (iii) through agents. The securities may be sold “at-the-market” to or through a market maker or into an existing trading market for the securities, on an exchange or otherwise. The prospectus supplement will set forth the terms of the offering of such securities, including:
•	the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them;

•	the offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.
     Any offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.
     If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.
     The offering of securities by the Company pursuant to this prospectus will be reviewed by the NASD under Rule 2810. The maximum commission or discount to be received by any member of the National Association of Securities Dealers, Inc. or broker-dealer will not be greater than 10% for the sale of any securities being registered and 0.5% for due diligence.
     We may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.
     We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for soliciting these contracts.
     Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933 or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.
     We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter identified in the applicable prospectus supplement. We may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus or otherwise.
LEGAL COUNSEL
     Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022, acts as legal counsel to the Company.
SAFEKEEPING, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR
     Pursuant to an agreement with the Company, US Bank National Association acts as the Company’s custodian with respect to the safekeeping of its securities. The principal business office of the custodian is 1555 North River Center Drive, Suite 302, Milwaukee, WI 53212.
     The Company employs Computershare Ltd. (f/k/a EquiServe) as its transfer agent to record transfers of the shares, maintain proxy records and to process distributions. Computershare’s principal business office is 250 Royall Street, Canton, Massachusetts 02021.
BROKERAGE ALLOCATION AND OTHER PRACTICES
     Since we generally acquire and dispose of our investments in privately negotiated transactions, we infrequently use brokers in the normal course of business.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     The audited financial statements and schedules included in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their reports have been audited by [                      ], for the years ended October 31, 2006, October 31, 2005, October 31, 2004 and October 31, 2003, as set forth in its reports thereon and included elsewhere herein and are included in reliance upon such reports given on the authority of said firm as experts in accounting and auditing.

MVC CAPITAL, INC. AND SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS

MVC Capital, Inc.

Consolidated Balance Sheets

	October 31,	October 31,
	2006	2005

ASSETS

Assets
Cash and cash equivalents	$66,217,123	$26,297,190
Short term investments at market value (cost $- and $51,026,902)	—	51,026,902
Investments at fair value (cost $286,850,759 and $171,591,242)
Non-control/Non-affiliated investments (cost $108,557,066 and $74,495,549)	71,848,976	33,685,925
Affiliate investments (cost $71,672,386 and $40,370,059)	75,248,140	32,385,810
Control investments (cost $106,621,307 and $56,725,634)	128,794,436	56,225,944

Total investments at fair value	275,891,552	122,297,679
Dividends, interest and fees receivable	1,617,511	902,498
Prepaid expenses	2,597,547	364,780
Prepaid taxes	—	98,374
Deferred tax	548,120	303,255
Deposits	120,000	—
Other assets	54,796	88,600

Total assets	$347,046,649	$201,379,278

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities
Revolving credit facility	$50,000,000	$—
Term loan	50,000,000	—
Provision for incentive compensation (Note 5)	7,172,352	1,117,328
Employee compensation and benefits	1,635,600	807,000
Other accrued expenses and liabilities	774,048	353,606
Professional fees	402,133	276,621
Consulting fees	70,999	3,117
Payable for investment purchased	—	79,708
Taxes payable	33,455	—
Directors’ fees	(35,312)	2,898

Total liabilities	110,053,275	2,640,278

Shareholders’ equity
Common stock, $0.01 par value; 150,000,000 shares authorized; 19,093,929 and 19,086,566 shares outstanding, respectively	231,459	231,459
Additional paid-in-capital	353,479,871	358,571,795
Accumulated earnings	22,026,261	13,528,526
Dividends paid to stockholders	(21,592,946)	(12,429,181)
Accumulated net realized loss	(73,016,601)	(78,633,248)
Net unrealized depreciation	(10,959,207)	(49,293,563)
Treasury stock, at cost, 4,052,019 and 4,059,382 shares held, respectively	(33,175,463)	(33,236,788)

Total shareholders’ equity	236,993,374	198,739,000

Total liabilities and shareholders’ equity	$347,046,649	$201,379,278

Net asset value per share	$12.41	$10.41

The accompanying notes are an integral part of these consolidated financial statements.

MVC Capital, Inc.

Consolidated Schedule of Investments
October 31, 2006

Company	Industry	Investment	Principal	Cost	Fair Value

Non-control/Non-affiliated investments — 30.32%(a, c, g, f)
Actelis Networks, Inc.	Technology Investments	Preferred Stock (150,602 shares)(d)		$5,000,003	$—
Amersham Corp.	Manufacturer of Precision — Machined Components	Second Lien Seller Note 10.0000%, 06/29/2010(h)	$2,473,521	2,473,521	2,473,521
		Second Lien Seller Note 16.0000%, 06/30/2013(b, h)	2,627,538	2,627,538	2,627,538

				5,101,059	5,101,059

BP Clothing, LLC	Apparel	Second Lien Loan 14.0000%, 07/18/2012(b, h)	10,041,165	9,862,650	10,041,165
		Term Loan A 9.6500%, 07/18/2011(h)	2,910,000	2,858,549	2,858,549
		Term Loan B 11.8000%, 07/18/2011(h)	2,000,000	1,964,638	1,964,638

				14,685,837	14,864,352

DPHI, Inc.	Technology Investments	Preferred Stock (602,131 shares)(d)		4,520,350	—
FOLIOfn, Inc.	Technology Investments	Preferred Stock (5,802,259 shares)(d)		15,000,000	5,000,000
Henry Company	Building Products/Specialty Chemicals	Term Loan A 8.8244%, 04/06/2011(h)	3,000,000	3,000,000	3,000,000
		Term Loan B 13.0744%, 04/06/2011(h)	2,000,000	2,000,000	2,000,000

				5,000,000	5,000,000

Innovative Brands, LLC	Consumer Products	Term Loan 11.1250%, 09/22/2011(h)	15,000,000	15,000,000	15,000,000
JDC Lighting, LLC	Electrical Distribution	Senior Subordinated Debt 17.0000%, 01/31/2009(b, h)	3,035,844	2,988,002	3,035,844
MainStream Data	Technology Investments	Common Stock (5,786 shares)(d)		3,750,000	—
SafeStone Technologies PLC	Technology Investments	Preferred Stock (2,106,378 shares)(d, e)		4,015,402	—
Sonexis, Inc.	Technology Investments	Common Stock (131,615 shares)(d)		10,000,000	—
SP Industries, Inc.	Laboratory Research Equipment	Term Loan B 13.3244%, 03/31/2011(h)	3,059,300	3,007,411	3,059,300
		Senior Subordinated Debt 16.0000%, 03/31/2012(b, h)	12,959,013	12,653,021	12,959,013

				15,660,432	16,018,313

Storage Canada, LLC	Self Storage	Term Loan 8.7500%, 03/30/2013(h)	1,320,500	1,327,073	1,320,500
		Term Loan 8.7500%, 10/06/2013(h)	619,000	619,000	619,000

				1,946,073	1,939,500

Total Safety U.S., Inc.	Engineering Services	Term Loan A 9.8300%, 12/31/2010(h)	4,908,257	4,908,257	4,908,257
		Term Loan B 13.8300%, 12/31/2010(h)	981,651	981,651	981,651

				5,889,908	5,889,908

Sub Total Non-control/Non-affiliated investments				108,557,066	71,848,976

Affiliate investments — 31.75%(a, c, g, f)
Dakota Growers Pasta Company, Inc.	Manufacturer of Packaged Foods	Common Stock (1,081,195 shares)		$5,879,242	$8,957,880
Endymion Systems, Inc.	Technology Investments	Preferred Stock (7,156,760 shares)(d)		7,000,000	—
Harmony Pharmacy & Health Center, Inc.	Healthcare — Retail	Common Stock (2,000,000 shares)(d)		750,000	750,000
Impact Confections, Inc.	Confections Manufacturing and Distribution	Senior Subordinated Debt 17.0000%, 07/30/2009(b, h)	$5,468,123	5,390,649	5,468,123
		Senior Subordinated Debt 9.3244%, 07/29/2008(h)	325,000	321,218	325,000
		Common Stock (252 shares)(d)		2,700,000	2,700,000

				8,411,867	8,493,123

Marine Exhibition Corporation	Theme Park	Senior Subordinated Debt 11.0000%, 06/30/2013(b, h)	10,091,111	9,899,988	10,091,111
		Convertible Preferred Stock (20,000 shares)(b)		2,035,652	2,035,652

				11,935,640	12,126,763

Octagon Credit Investors, LLC	Financial Services	Term Loan 9.5744%, 12/31/2011(h)	5,000,000	4,931,096	5,000,000
		Revolving Line of Credit 9.5744%, 12/31/2011(h)	3,250,000	3,250,000	3,250,000
		Limited Liability Company Interest		894,095	1,927,932

				9,075,191	10,177,932

Phoenix Coal Corporation	Coal Processing and Production	Common Stock (1,666,667)(d)		1,000,000	1,000,000
		Second Lien Note 15.0000%, 06/08/2011(b, h)	7,088,615	6,959,809	7,088,615

				7,959,809	8,088,615

PreVisor, Inc.	Human Capital Management	Common Stock (9 shares)(d)		6,000,000	6,000,000
Vitality Foodservice, Inc.	Non-Alcoholic Beverages	Common Stock (500,000 shares)(d)		5,000,000	8,500,000
		Preferred Stock (1,000,000 shares)(b, h)		9,660,637	11,053,827
		Warrants(d)		—	1,100,000

				14,660,637	20,653,827

Sub Total Affiliate investments				71,672,386	75,248,140

The accompanying notes are an integral part of these consolidated financial statements.

MVC Capital, Inc.

Consolidated Schedule of Investments — (Continued)
October 31, 2006

Company	Industry	Investment	Principal	Cost	Fair Value

Control investments — 54.34%(a, c, g, f)
auto MOTOL BENI	Automotive Dealership	Common Stock (200 shares)(d, e)		$2,000,000	$2,000,000
Baltic Motors Corporation	Automotive Dealership	Senior Subordinated Debt 10.0000%, 06/24/2007(e, h)	$4,500,000	4,500,000	4,500,000
		Bridge Loan 12.0000%, 12/22/2006(e, h)	1,000,000	1,000,000	1,000,000
		Common Stock (60,684 shares)(d, e)		8,000,000	21,155,000

				13,500,000	26,655,000

Ohio Medical Corporation	Medical Device Manufacturer	Common Stock (5,620 shares)(d)		17,000,000	26,200,000
SGDA Sanierungsgesellschaft fur Deponien und Altlasten	Soil Remediation	Term Loan 7.0000%, 08/25/2009(e, h)	6,187,350	5,989,710	5,989,710
		Common Equity Interest(d, e)		338,551	338,551
		Preferred Equity Interest(d, e)		5,000,000	5,000,000

				11,328,261	11,328,261

SIA BM Auto	Automotive Dealership	Common Stock (47,300 shares)(d, e)		8,000,000	8,000,000
Summit Research Labs, Inc.	Specialty Chemicals	Second Lien Loan 14.0000%, 08/15/2012(b, h)	5,044,813	4,948,327	5,044,813
		Preferred Stock (800 shares)(d)		11,200,000	11,200,000

				16,148,327	16,244,813

Timberland Machines & Irrigation, Inc.	Distributor — Landscaping and Irrigation Equipment	Senior Subordinated Debt 14.4260%, 08/04/2009(b, h)	6,607,859	6,551,408	6,607,859
		Junior Revolving Line of Credit 12.5000%, 07/07/2007(h)	2,829,709	2,829,709	2,829,709
		Common Stock (542 shares)(d)		5,420,291	4,420,291
		Warrants(d)		—	—

				14,801,408	13,857,859

Turf Products, LLC	Distributor — Landscaping and Irrigation Equipment	Senior Subordinated Debt 15.0000%, 11/30/2010(b, h)	7,676,330	7,627,137	7,676,330
		Limited Liability Company Interest(d)		3,821,794	5,821,794
		Warrants(d)		—	—

				11,448,931	13,498,124

Velocitius B.V.	Renewable Energy	Common Equity Interest(d, e)		2,966,765	2,966,765
		Revolving Line of Credit 8.0000%, 10/31/2009(e, h)	143,614	143,614	143,614

				3,110,379	3,110,379

Vendio Services, Inc.	Technology Investments	Common Stock (10,476 shares)(d)		5,500,000	—
		Preferred Stock (6,443,188 shares)(d)		1,134,001	3,400,000

				6,634,001	3,400,000

Vestal Manufacturing Enterprises, Inc.	Iron Foundries	Senior Subordinated Debt 12.0000%, 04/29/2011(h)	800,000	800,000	800,000
		Common Stock (81,000 shares)		1,850,000	3,700,000

				2,650,000	4,500,000

Sub Total Control Investments				106,621,307	128,794,436

TOTAL INVESTMENT ASSETS 116.41%(f)				$286,850,759	$275,891,552

(a)	These securities are restricted from public sale without prior registration under the Securities Act of 1933. The Fund negotiates certain aspects of the method and timing of the disposition of these investments, including registration rights and related costs.

(b)	These securities accrue a portion of their interest/dividends in “payment in kind” interest/dividends which is capitalized to the investment.

(c)	All of the Fund’s equity and debt investments are issued by eligible portfolio companies, as defined in the Investment Company Act of 1940, except auto MOTOL BENI, Baltic Motors Corporation, Safestone Technologies PLC, SGDA Sanierungsgesellschaft fur Deponien und Altlasten,SIA BM Auto and Velocitius B.V. The Fund makes available significant managerial assistance to all of the portfolio companies in which it has invested.

(d)	Non-income producing assets.

(e)	The principal operations of these portfolio companies are located outside of the United States.

(f)	Percentages are based on net assets of $236,993,374 as of October 31, 2006.

(g)	See Note 3 for further information regarding “Investment Classification.”

(h)	All or a portion of these securities have been committed as collateral for the Guggenheim Corporate Funding, LLC Credit Facility.

Denotes zero cost/fair value.

The accompanying notes are an integral part of these consolidated financial statements.

MVC Capital, Inc.

Consolidated Schedule of Investments
October 31, 2005

Company	Industry	Investment	Principal	Cost	Fair Value

Non-control/Non-affiliated investments — 16.95%(a, c, g, h)
Actelis Networks, Inc.	Technology Investments	Preferred Stock (150,602 shares)(d)		$5,000,003	$—
Amersham Corp.	Manufacturer of Precision-Machined Components	Second Lien Seller Note 10.0000%, 06/29/2010	$2,473,521	2,473,521	2,473,521
BP Clothing, LLC	Apparel	Second Lien Loan 11.8406%, 06/02/2009	9,166,667	8,998,430	9,166,667
DPHI, Inc.	Technology Investments	Preferred Stock (602,131 shares)(d)		4,520,350	—
FOLIOfn, Inc.	Technology Investments	Preferred Stock (5,802,259 shares)(d)		15,000,000	—
Integral Development Corporation	Technology Investments	Convertible Credit Facility 11.7500%, 12/31/2005(e)	1,122,216	1,121,520	1,122,216
JDC Lighting, LLC	Electrical Distribution	Senior Subordinated Debt 17.0000%, 01/31/2009(b)	3,090,384	3,025,871	3,090,384
Lumeta Corporation	Technology Investments	Preferred Stock (384,615 shares)(d)		250,000	43,511
		Preferred Stock (266,846 shares)(d)		156,489	156,489

				406,489	200,000

MainStream Data	Technology Investments	Common Stock (5,786 shares)(d)		3,750,000	—
Octagon Credit Investors, LLC	Financial Services	Senior Subordinated Debt 15.0000%, 05/07/2011(b)	5,145,912	4,560,740	4,664,794
		Limited Liability Company Interest		724,857	1,228,038
		Warrants(d)		550,000	1,069,457

				5,835,597	6,962,289

SafeStone Technologies PLC	Technology Investments	Preferred Stock (2,106,378 shares)(d, f)		4,015,402	—
Sonexis, Inc.	Technology Investments	Common Stock (131,615 shares)(d)		10,000,000	—
SP Industries, Inc.	Laboratory Research Equipment	Term Loan B 13.8406%, 03/31/2010(b)	4,020,488	3,947,304	4,020,488
		Senior Subordinated Debt 17.0000%, 03/31/2012(b)	6,650,360	6,401,062	6,650,360

				10,348,366	10,670,848

Sub Total Non-control/Non-affiliated investments				74,495,549	33,685,925

Affiliate investments — 16.29%(a, c, g, h)
Dakota Growers Pasta Company, Inc.	Manufacturer of Packaged Foods	Common Stock (909,091 shares)(d)		$5,000,000	$5,514,000
Endymion Systems, Inc.	Technology Investments	Preferred Stock (7,156,760 shares)(d)		7,000,000	—
Impact Confections, Inc.	Confections Manufacturing and Distribution	Senior Subordinated Debt 17.0000%, 07/30/2009(b)	$5,228,826	5,133,069	5,228,826
		Senior Subordinated Debt 7.8406%, 07/29/2008	325,000	318,986	325,000
		Common Stock (252 shares)(d)		2,700,000	2,700,000

				8,152,055	8,253,826

ProcessClaims, Inc.	Technology Investments	Preferred Stock (6,250,000 shares)(d)		2,000,000	2,000,000
		Preferred Stock (849,257 shares)(d)		400,000	400,000
		Preferred Stock Warrants(d)		20	—

				2,400,020	2,400,000

Vitality Foodservice, Inc.	Non-Alcoholic Beverages	Common Stock (500,000 shares)(d)		5,000,000	5,000,000
		Preferred Stock (1,000,000 shares)(b)		10,517,984	10,517,984
		Warrants(d)		—	700,000

				15,517,984	16,217,984

Yaga, Inc.	Technology Investments	Preferred Stock (300,000 shares)(d)		300,000	—
		Preferred Stock (1,000,000 shares)(d)		2,000,000	—

				2,300,000	—

Sub Total Affiliate investments				40,370,059	32,385,810

The accompanying notes are an integral part of these consolidated financial statements.

MVC Capital, Inc.
Consolidated Schedule of Investments — (Continued)
October 31, 2005

Company	Industry	Investment	Principal	Cost	Fair Value
Control investments — 28.30%(a, c, g, h)
Baltic Motors Corporation	Automotive Dealership	Senior Subordinated Debt 10.0000%, 06/24/2007(f)	$4,500,000	$4,500,000	$4,500,000
		Common Stock (54,947 shares)(d, f)		6,000,000	7,500,000

				10,500,000	12,000,000

Ohio Medical Corporation	Medical Device Manufacturer	Common Stock (5,620 shares)(d)		17,000,000	17,000,000
SGDA Sanierungsgesellschaft fur Deponien und Altlasten	Soil Remediation	Revolving Line of Credit 7.0000%, 08/25/2006(f)	1,237,700	1,237,700	1,237,700
		Term Loan 7.0000%, 08/25/2009(f)	4,579,050	4,304,560	4,304,560
		Equity Interest(f)		315,000	315,000

				5,857,260	5,857,260

Timberland Machines & Irrigation, Inc.	Distributor - Landscaping and Irrigation Equipment	Senior Subordinated Debt 17.0000%, 08/04/2009(b)	6,318,684	6,234,373	6,318,684
		Junior Revolving Line of Credit 12.5000%, 07/07/2007	3,250,000	3,250,000	3,250,000
		Common Stock (450 shares)(d)		4,500,000	4,500,000
		Warrants(d)		—	—

				13,984,373	14,068,684

Vendio Services, Inc.	Technology Investments	Common Stock (10,476 shares)(d)		5,500,000	—
		Preferred Stock (6,443,188 shares)(d)		1,134,001	2,700,000

				6,634,001	2,700,000

Vestal Manufacturing Enterprises, Inc.	Iron Foundries	Senior Subordinated Debt 12.0000%, 04/29/2011	900,000	900,000	900,000
		Common Stock (81,000 shares)(d)		1,850,000	3,700,000

				2,750,000	4,600,000

Sub Total Control Investments				56,725,634	56,225,944

Short Term Investments — 25.67%(g)
U.S. Treasury Bills	U.S. Government & Agency Securities	3.4400%, 12/01/2005	14,600,000	14,560,162	14,560,162
		3.2200%, 12/29/2005	9,865,000	9,812,368	9,812,368
		3.6300%, 01/12/2006	14,856,000	14,750,225	14,750,225
		3.4300%, 01/19/2006	12,000,000	11,904,147	11,904,147

				51,026,902	51,026,902

Sub Total Short Term Investments				51,026,902	51,026,902

TOTAL INVESTMENT ASSETS — 87.21%(g)				$222,618,144	$173,324,581

(a)	These securities are restricted from public sale without prior registration under the Securities Act of 1933. The Fund negotiates certain aspects of the method and timing of the disposition of these investments, including registration rights and related costs.

(b)	These securities accrue a portion of their interest/dividends in “payment in kind” interest/dividends which is capitalized to the investment.

(c)	All of the Fund’s equity and debt investments are issued by eligible portfolio companies, as defined in the Investment Company Act of 1940, except Baltic Motors Corporation, Safestone Technologies PLC and SGDA Sanierungsgesellschaft fur Deponien und Altlasten. The Fund makes available significant managerial assistance to all of the portfolio companies in which it has invested.

(d)	Non-income producing assets.

(e)	Also received warrants to purchase a number of shares of preferred stock to be determined upon exercise.

(f)	The principal operations of these portfolio companies are located outside of the United States.

(g)	Percentages are based on net assets of $198,739,000 as of October 31, 2005.

(h)	See Note 3 for further information regarding “Investment Classification.”

- Denotes zero cost/fair value.
The accompanying notes are an integral part of these consolidated financial statements.

MVC Capital, Inc.
Consolidated Statements of Operations

	For the Year Ended	For the Year Ended	For the Year Ended
	October 31, 2006	October 31, 2005	October 31, 2004
Operating Income:
Dividend income
Affiliate investments	$89,842	$1,346,760	$—
Control investments	132,545	—	—

Total dividend income	222,387	1,346,760	—

Interest income (net of foreign taxes withheld of $18,433, $0, and $0, respectively)
Non-control/Non-affiliated investments	6,930,733	5,134,907	2,308,502
Affiliate investments	2,922,372	874,041	218,904
Control investments	3,833,499	2,101,808	469,110

Total interest income	13,686,604	8,110,756	2,996,516

Fee income
Non-control/Non-affiliated investments	1,187,954	398,520	109,538
Affiliate investments	470,530	232,256	727,595
Control investments	2,169,236	1,178,331	88,631

Total fee income	3,827,720	1,809,107	925,764

Other income	771,405	932,761	64,104

Total operating income	18,508,116	12,199,384	3,986,384

Operating Expenses:
Employee compensation and benefits	3,498,571	2,336,242	1,365,913
Incentive compensation (Note 5)	6,055,024	1,117,328	—
Insurance	471,711	590,493	959,570
Legal fees	685,396	529,541	810,848
Facilities	603,328	484,420	90,828
Other expenses	334,212	461,769	369,085
Audit fees	381,944	287,797	154,938
Consulting fees	344,576	192,255	—
Directors fees	205,071	148,875	175,956
Administration	194,826	137,191	102,593
Public relations fees	70,316	116,482	146,509
Printing and postage	129,438	71,785	80,278
Interest and other borrowing costs	1,594,009	30,771	2,472

Total operating expenses	14,568,422	6,504,949	4,258,990
Litigation recovery of management fees (Note 12, 13)	—	—	370,000

Net operating income before taxes	3,939,694	5,694,435	97,394

Tax (Benefit) Expenses:
Deferred tax benefit	(244,865)	(215,977)	(87,278)
Current tax expense	403,937	115,044	166,205

Total tax (benefit) expense	159,072	(100,933)	78,927

Net operating income	3,780,622	5,795,368	18,467

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments
Non-control/Non-affiliated investments	(151,877)	(6,684,320)	(17,465,808)
Affiliate investments	5,373,267	3,407,457	(20,329,102)
Foreign currency	—	(18,687)	—

Total net realized gain (loss) on investments	5,221,390	(3,295,550)	(37,794,910)
Net change in unrealized appreciation on investments	38,334,356	23,768,366	49,381,974

Net realized and unrealized gain on investments	43,555,746	20,472,816	11,587,064

Net increase in net assets resulting from operations	$47,336,368	$26,268,184	$11,605,531

Net increase in net assets per share resulting from operations	$2.48	$1.45	$0.91

Dividends declared per share	$0.48	$0.24	$0.12

The accompanying notes are an integral part of these consolidated financial statements.

MVC Capital, Inc.
Consolidated Statements of Cash Flows

	For the Year Ended	For the Year Ended	For the Year Ended
	October 31, 2006	October 31, 2005	October 31, 2004
Cash flows from Operating Activities:
Net increase in net assets resulting from operations	$47,336,368	$26,268,184	$11,605,531
Adjustments to reconcile net increase in net assets resulting from operations to net cash provided (used) by operating activities:
Realized (gain) loss	(5,221,390)	3,295,550	37,794,910
Net change in unrealized (appreciation) depreciation	(38,334,356)	(23,768,366)	(49,381,974)
Amortization of discounts and fees	(505,428)	(235,428)	—
Increase in accrued payment-in-kind dividends and interest	(2,183,786)	(1,370,777)	(101,861)
Increase in allocation of flow through income	(279,422)	(114,845)	—
Changes in assets and liabilities:
Interest and fees receivable	(715,013)	(474,207)	(275,661)
Prepaid expenses	(2,232,767)	(130,977)	178,200
Prepaid taxes	98,374	(98,374)	—
Deferred tax	(244,865)	(215,977)	(87,278)
Deposits	(120,000)	—	—
Other assets	33,804	(43,155)	(45,445)
Payable for investment purchased	(79,708)	79,708	—
Liabilities	7,492,705	1,576,079	112,361
Purchases of equity investments	(45,913,914)	(17,315,000)	(34,210,000)
Purchases of debt instruments	(111,105,943)	(37,950,271)	(20,848,139)
Purchases of short term investments	(406,066,963)	(313,505,406)	(398,988,675)
Purchases of warrants	—	—	(550,000)
Proceeds from equity investments	10,593,459	23,396,719	4,309,991
Proceeds from debt instruments	37,895,884	10,796,111	8,478,894
Sales/maturities of short term investments	458,554,888	297,482,209	478,170,586

Net cash provided (used) by operating activities	(50,998,073)	(32,328,223)	36,161,440

Cash flows from Financing Activities:
Issuance of common stock	—	60,478,127	—
Repurchase of common stock	—	—	(31,571,184)
Distributions to shareholders paid	(9,081,994)	(4,572,359)	(1,475,165)
Net borrowings under (repayments on) revolving credit facility	100,000,000	(10,427,296)	10,025,000

Net cash provided (used) for financing activities	90,918,006	45,478,472	(23,021,349)

Net change in cash and cash equivalents for the year	39,919,933	13,150,249	13,140,091

Cash and cash equivalents, beginning of year	26,297,190	13,146,941	6,850

Cash and cash equivalents, end of year	$66,217,123	$26,297,190	$13,146,941

The accompanying notes are an integral part of these consolidated financial statements.

During the years ended October 31, 2006, 2005 and 2004, MVC Capital, Inc. paid $1,471,556, $32,185 and $- in interest expense, respectively.

During the years ended October 31, 2006, 2005 and 2004, MVC Capital, Inc. paid $217,204, $379,623 and $- in income taxes, respectively.

Non-cash activity:

During the years ended October 31, 2006, 2005 and 2004, MVC Capital, Inc. recorded payment in kind dividend and interest of $2,183,786, $1,370,777 and $101,861, respectively. This amount was added to the principal balance of the investments and recorded as interest/dividend income.

During the years ended October 31, 2006, 2005 and 2004, MVC Capital, Inc. was allocated $587,273, $244,557 and $-, respectively, in flow-through income from its equity investment in Octagon Credit Investors, LLC. Of this amount, $307,851, $129,712 and $-, respectively, was received in cash and the balance of $279,422, $114,845 and $-, respectively, was undistributed and therefore increased the cost of the investment. The fair value was then retroactively increased by the Fund’s Valuation Committee.

On August 3, 2005, MVC Capital, Inc. re-issued 826 shares of treasury stock, in lieu of a cash distribution totaling $8,317, in accordance with the Fund’s dividend reinvestment plan.

On November 2, 2005, MVC Capital, Inc. re-issued 1,904 shares of treasury stock, in lieu of a cash distribution totaling $19,818, in accordance with the Fund’s dividend reinvestment plan.

On December 27, 2005, MVC Capital, Inc. exchanged $286,200 from the Timberland Machines & Irrigation, Inc.’s junior revolving line of credit for 29 shares of it’s common stock.

On December 31, 2005, MVC Capital, Inc. exercised its ProcessClaims, Inc. warrants for 373,362 shares of preferred stock.

On January 3, 2006, MVC Capital, Inc. exercised its warrant in Octagon Credit Investors, LLC. After the warrant was exercised, MVC Capital’s ownership increased. As a result, Octagon is now considered an affiliate as defined in the Investment Company Act of 1940. See Note 3 to the financial statements for further information regarding “Investment Classification.”

On February 1, 2006, MVC Capital, Inc. re-issued 1,824 shares of treasury stock, in lieu of a cash distribution totaling $19,953, in accordance with the Fund’s dividend reinvestment plan.

On April 28, 2006, MVC Capital, Inc. increased the availability under the SGDA Sanierungsgesellschaft fur Deponien und Altlasten (“SGDA”) revolving credit facility by $300,000. The SGDA bridge note for $300,000 was added to the revolving credit facility and the bridge loan was removed from MVC Capital’s books as apart of the refinancing.

On May 1, 2006, MVC Capital, Inc. re-issued 1,734 shares of treasury stock, in lieu of a cash distribution totaling $19,761, in accordance with the Fund’s dividend reinvestment plan.

On August 1, 2006, MVC Capital, Inc. re-issued 1,901 shares of treasury stock, in lieu of a cash distribution totaling $22,240, in accordance with the Fund’s dividend reinvestment plan.

On August 25, 2006, MVC Capital, Inc. increased the SGDA Sanierungsgesellschaft fur Deponien und Altlasten (“SGDA”) term loan by $1,608,300. The SGDA revolving line of credit for $1,608,300 was added to the term loan and the revolving line of credit was removed from MVC Capital’s books as apart of the refinancing.

On September 12, 2006, MVC Capital, Inc. decreased the balance under the Timberland Machines & Irrigation, Inc. junior revolving line of credit by $409,091 in exchange for 41 shares of Timberland Machines & Irrigation, Inc.’s common stock.

On September 22, 2006, MVC Capital, Inc. decreased the balance under the Timberland Machines & Irrigation, Inc. junior revolving line of credit by $225,000 in exchange for 23 shares of Timberland Machines & Irrigation, Inc.’s common stock.

The accompanying notes are an integral part of these consolidated financial statements.

MVC Capital, Inc.
Consolidated Statements of Changes in Net Assets

	For the Year Ended	For the Year Ended	For the Year Ended
	October 31, 2006	October 31, 2005	October 31, 2004
Operations:
Net operating income	$3,780,622	$5,795,368	$18,467
Net realized gain (loss)	5,221,390	(3,295,550)	(37,794,910)
Net change in unrealized appreciation	38,334,356	23,768,366	49,381,974

Net increase in net assets from operations	47,336,368	26,268,184	11,605,531

Shareholder Distributions:
Distributions to shareholders	(9,163,765)	(4,580,676)	(10,072)
Return of capital distributions to shareholders	—	—	(1,465,093)

Net decrease in net assets from shareholder distributions	(9,163,765)	(4,580,676)	(1,475,165)

Capital Share Transactions:
Issuance of common stock	—	60,478,127	—
Reissuance of treasury stock to purchase investment	—	1,400,000	—
Offering expenses	—	(402,296)	—
Reissuance of treasury stock in lieu of cash dividend	81,771	8,317	—
Repurchase of common stock	—	—	(31,571,184)

Net increase (decrease) in net assets from capital share transactions	81,771	61,484,148	(31,571,184)

Total increase (decrease) in net assets	38,254,374	83,171,656	(21,440,818)

Net assets, beginning of year	198,739,000	115,567,344	137,008,162

Net assets, end of year	$236,993,374	$198,739,000	$115,567,344

Common shares outstanding, end of year	19,093,929	19,086,566	12,293,042

The accompanying notes are an integral part of these consolidated financial statements.

MVC Capital, Inc.

Consolidated Selected Per Share Data and Ratios

	For the	For the	For the		For the		For the
	Year Ended	Year Ended	Year Ended		Year Ended		Year Ended
	October 31, 2006	October 31, 2005	October 31, 2004		October 31, 2003		October 31, 2002
Net asset value, beginning of year	$10.41	$9.40	$8.48		$11.84		$15.42

Gain (loss) from operations:
Net operating income (loss)	0.20	0.32	—		(0.53)		(0.19)
Net realized and unrealized gain (loss) on investments	2.28	1.13	0.91		(2.89)		(3.35)

Total gain (loss) from investment operations	2.48	1.45	0.91		(3.42)		(3.54)

Less distributions from:
Income	(0.48)	(0.24)	—		—		(0.04)
Return of capital	—	—	(0.12)		—		—

Total distributions	(0.48)	(0.24)	(0.12)		—		(0.04)

Capital share transactions
Dilutive effect of share issuance	—	(0.20)	—		—		—
Anti-dilutive effect of share repurchase program	—	—	0.13		0.06		—

Total capital share transactions	—	(0.20)	0.13		0.06		—

Net asset value, end of year	$12.41	$10.41	$9.40		$8.48		$11.84

Market value, end of year	$13.08	$11.25	$9.24		$8.10		$7.90

Market premium (discount)	5.40%	8.07%	(1.70)%		(4.48)%		(33.28)%

Total Return — At NAV(a)	24.23%	13.36%	12.26%		(28.38)%		(22.88)%

Total Return — At Market(a)	20.75%	24.38%	15.56%		2.53%		(14.22)%

Ratios and Supplemental Data:

Net assets, end of year (in thousands)	$236,993	$198,739	$115,567		$137,008		$195,386

Ratios to average net assets:
Expenses excluding incentive compensation, interest and other borrowing costs	3.29%	3.03%	3.74	%(c)	7.01	%(b)	3.02%
Expenses excluding incentive compensation	4.03%	3.05%	3.74	%(c)	7.01	%(b)	3.02%
Expenses excluding tax expense (benefit)	6.78%	3.75%	3.68	%(c)	7.01	%(b)	3.02%
Expenses including tax expense (benefit), incentive compensation, interest and other borrowing costs	6.85%	3.69%	3.74	%(c)	7.01	%(b)	3.02%
Net operating income (loss) before incentive compensation, interest and other borrowing costs	5.32%	4.00%	0.02%		(5.22	)%(b)	(1.37)%
Net operating income (loss) before incentive compensation	4.58%	3.98%	0.02%		(5.22	)%(b)	(1.37)%
Net operating income (loss) before tax expense (benefit)	1.83%	3.28%	0.08%		(5.22	)%(b)	(1.37)%
Net operating income (loss) after tax expense (benefit), incentive compensation, interest and other borrowing costs	1.76%	3.34%	0.02%		(5.22	)%(b)	(1.37)%

(a)	Total annual return is historical and assumes changes in share price, reinvestments of all dividends and distributions, and no sales charge for the year.

(b)	The expense ratio for the year ended October 31, 2003 included approximately $4.0 million of proxy/litigation fees and expenses. When these fees and expenses are excluded, the Fund’s expense ratio was 4.52% and the net operating loss was -2.74%.

(c)	The expense ratio for the year ended October 31, 2004, included a one-time expense recovery of approximately $250,000 (See Note 13). For the year ended October 31, 2004, without this one-time recovery, the expense ratio, excluding and including tax expense would have been 3.89% and 3.95%, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

MVC Capital, Inc.
Notes to Consolidated Financial Statements
October 31, 2006
1. Organization and Business Purpose
     MVC Capital, Inc., formerly known as meVC Draper Fisher Jurvetson Fund I, Inc. (the “Company”), is a Delaware corporation organized on December 2, 1999 which commenced operations on March 31, 2000. On December 2, 2002 the Company announced that it would begin doing business under the name MVC Capital. The Company’s investment objective is to seek to maximize total return from capital appreciation and/or income. The Company seeks to achieve its investment objective by providing equity and debt financing to companies that are, for the most part, privately owned (“Portfolio Companies”). The Company’s current investments in Portfolio Companies consist principally of senior and subordinated loans, venture capital, mezzanine and preferred instruments and private equity investments.
     The Company has elected to be treated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). The shares of the Company commenced trading on the New York Stock Exchange, Inc. (the “NYSE”) under the symbol MVC on June 26, 2000.
     The Company had entered into an advisory agreement with meVC Advisers, Inc. (the “Former Advisor”) which had entered into a sub-advisory agreement with Draper Fisher Jurvetson MeVC Management Co., LLC (the “Former Sub-Advisor”). On June 19, 2002, the Former Advisor resigned without prior notice to the Company as the Company’s investment advisor. This resignation resulted in the automatic termination of the agreement between the Former Advisor and the Former Sub-Advisor to the Company. As a result, the Company’s board internalized the Company’s operations, including management of the Company’s investments.
     At the February 28, 2003 Annual Meeting of Shareholders, a new board of directors replaced the former board of directors of the Company (the “Former Board”) in its entirety. On March 6, 2003, the results of the election were certified by the Inspector of Elections, whereupon the Board terminated John M. Grillos, the Company’s previous CEO. Shortly thereafter, other members of the Company’s senior management team, who had previously reported to Mr. Grillos, resigned. With these significant changes in the Board and management of the Company, the Company operated in a transition mode and, as a result, no portfolio investments were made from early March 2003 through the end of October 2003 (the end of the Fiscal Year). During this period, the Board explored various alternatives for a long-term management plan for the Company. Accordingly, at the September 16, 2003 Special Meeting of Shareholders, the Board voted and approved the Company’s business plan.
     On November 6, 2003, Michael Tokarz assumed his position as Chairman, Portfolio Manager and Director of the Company. Mr. Tokarz is compensated by the Company based upon his positive performance as the Portfolio Manager.
     On March 29, 2004 at the Annual Shareholders meeting, the shareholders approved the election of Emilio Dominianni, Robert S. Everett, Gerald Hellerman, Robert C. Knapp and Michael Tokarz to serve as members of the Board of Directors of the Company and adopted an amendment to the Company’s Certificate of Incorporation authorizing the changing of the name of the Company from “meVC Draper Fisher Jurvetson Fund I, Inc.” to “MVC Capital, Inc.”
     On July 7, 2004 the Company’s name change from “meVC Draper Fisher Jurvetson Fund I, Inc.” to “MVC Capital, Inc.” became effective.
     On July 16, 2004 the Company commenced the operations of MVC Financial Services, Inc.
     On September 7, 2006, the stockholders of MVC Capital approved the adoption of an investment advisory and management agreement with a 92% shareholder approval. The approved investment advisory and management agreement, which was entered into on October 31, 2006, provides for external management of the Company by The Tokarz Group Advisers LLC (“TTG Advisers”) (the “Advisory Agreement”), which is led by Michael Tokarz. The agreement took effect on November 1, 2006. Upon the effectiveness of the Advisory Agreement on November 1, 2006, Mr. Tokarz’s employment agreement with the Company terminated. All of the individuals (including the Company’s investment professionals) that had been previously employed by the Company as of the fiscal year ended October 31, 2006 are now employed by TTG Advisers and are expected to continue to provide services to the Company.
2. Consolidation
     On July 16, 2004, the Company formed a wholly owned subsidiary company, MVC Financial Services, Inc. (“MVCFS”). MVCFS is incorporated in Delaware and its principal purpose is to provide advisory, administrative and other services to the Company, the Company’s portfolio companies and other entities. Under regulations governing the content of the Company’s financial statements, the Company is generally precluded from consolidating any entity other than another investment company; however, an exception to these regulations allows the Company to consolidate MVCFS since it is a wholly owned operating subsidiary. MVCFS had opening equity of $1 (100 shares at $0.01 per share). The Company does not hold MVCFS for investment purposes and does not intend to sell MVCFS. All intercompany accounts have been eliminated in consolidation.
3. Significant Accounting Policies
     The following is a summary of significant accounting policies followed by the Company in the preparation of its consolidated financial statements:
     The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. Actual results could differ from those estimates.
     Valuation of Portfolio Securities – Pursuant to the requirements of the 1940 Act, we value our portfolio securities at their current market values or, if market quotations are not readily available, at their estimates of fair values. Because our portfolio company investments generally do not have readily ascertainable market values, we record these investments at fair value in accordance with Valuation Procedures adopted by our board of directors. Our board of directors may also hire independent consultants to review our Valuation Procedures or to conduct an independent valuation of one or more of our portfolio investments.
     Pursuant to our Valuation Procedures, the Valuation Committee (which is currently comprised of three Independent Directors) determines fair valuations of portfolio company investments on a quarterly basis (or more frequently, if deemed appropriate under the circumstances). Any changes in valuation are recorded in the statements of operations as “Net unrealized gain (loss) on investments.” Currently, our net asset value (“NAV”) per share is calculated and published on a monthly basis. The fair values determined as of the most recent quarter end are reflected, in the next calculated NAV per share. (If the Valuation Committee determines to fair value an investment more frequently than quarterly, the most recently determined fair value would be reflected in the published NAV per share.)
     The Company calculates our NAV per share by subtracting all liabilities from the total value of our portfolio securities and other assets and dividing the result by the total number of outstanding shares of our common stock on the date of valuation.
     At October 31, 2006, approximately 79.5% of our total assets represented portfolio investments recorded at fair value.
     Initially, Fair Value Investments held by the Company are valued at cost (absent the existence of circumstances warranting, in management’s and the Valuation Committee’s view, a different initial value). During the period that a Fair Value Investment is held by the Company, its original cost may cease to represent an appropriate valuation, and other factors must be considered. No pre-determined formula can be applied to determine fair values. Rather, the Valuation Committee makes fair value assessments based upon the value at which the securities of the portfolio company could be sold in an orderly disposition over a reasonable period of time between willing parties, other than in a forced or liquidation sale (“Fair Value”). The liquidity event whereby the Company exits an investment is generally the sale, the merger, the recapitalization or, in some cases, the initial public offering of the portfolio company.
     There is no one methodology to determine fair value and, in fact, for any portfolio security, fair value may be expressed as a range of values, from which the Company derives a single estimate of fair value. To determine the fair value of a portfolio security, the Valuation Committee analyzes the portfolio company’s financial results and projections, publicly traded comparables when available, precedent exit transactions in the market when available, as well as other factors. The Company generally requires, where practicable, portfolio companies to provide annual audited and more regular unaudited financial statements, and/or annual projections for the upcoming fiscal year.
     The fair value of our portfolio securities is inherently subjective. Because of the inherent uncertainty of fair valuation of portfolio securities that do not have readily ascertainable market values, our estimate of fair value may significantly differ from the fair market value that would have been used had a ready market existed for the securities. Such values also do not reflect brokers’ fees or other selling costs which might become payable on disposition of such investments.
     The Company’s equity interests in portfolio companies for which there is no liquid public market are valued at Fair Value. The Valuation Committee’s analysis of fair value may include various factors, such as multiples of EBITDA, cash flow(s), net income, revenues or in limited instances book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or the Company’s actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, or restructuring or related items.
     The Valuation Committee may look to private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, or industry practices in determining Fair Value. The Valuation Committee may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, as well as any other factors it deems relevant in assessing the value. The determined Fair Values may be discounted to account for restrictions on resale and minority positions.

     Generally, the value of our equity interests in public companies for which market quotations are readily available is based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale are typically valued at a discount from the public market value of the security.
     For loans and debt securities, Fair Value generally approximates cost unless there is a reduced value or overall financial condition of the portfolio company or other factors indicate a lower Fair Value for the loan or debt security.
     Generally, in arriving at a Fair Value for a debt security or a loan, the Valuation Committee focuses on the portfolio company’s ability to service and repay the debt and considers its underlying assets. With respect to a convertible debt security, the Valuation Committee also analyzes the excess of the value of the underlying security over the conversion price as if the security was converted when the conversion feature is “in the money’’ (appropriately discounted if restricted). If the security is not currently convertible, the use of an appropriate discount in valuing the underlying security is typically considered. If the value of the underlying security is less than the conversion price, the Valuation Committee focuses on the portfolio company’s ability to service and repay the debt.
     When the Company receives nominal cost warrants or free equity securities (“nominal cost equity”) with a debt security, the Company allocates its cost basis in the investment between debt securities and nominal cost equity at the time of origination.
     Interest income is recorded on an accrual basis to the extent that such amounts are expected to be collected. Origination, closing and/or closing fees associated with investments in portfolio companies are accreted into income over the respective terms of the applicable loans. Upon the prepayment of a loan or debt security, any prepayment penalties and unamortized loan origination, closing and commitment fees are recorded as income. Prepayment premiums are recorded on loans when received.
     For loans, debt securities, and preferred securities with contractual payment-in-kind interest or dividends, which represent contractual interest/dividends accrued and added to the loan balance or liquidation preference that generally becomes due at maturity, the Company will not accrue payment-in-kind interest/dividends if the portfolio company valuation indicates that the payment-in-kind interest is not collectible. However, the Company may accrue payment-in-kind interest if the health of the portfolio company and the underlying securities are not in question. All payment-in-kind interest that has been added to the principal balance or capitalized is subject to ratification by the Valuation Committee.
     Escrows from the sale of a portfolio company are generally valued at an amount which may be expected to be received from the buyer under the escrow’s various conditions discounted for both risk and time.
      Investment Classification – As required by the 1940 Act, we classify our investments by level of control. As defined in the 1940 Act, “Control Investments” are investments in those companies that we are deemed to “Control”. “Affiliate Investments” are investments in those companies that are “Affiliated Companies” of us, as defined in the 1940 Act, other than Control Investments. “Non-Control/Non-Affiliate Investments” are those that are neither Control Investments nor Affiliate Investments. Generally, under that 1940 Act, we are deemed to control a company in which we have invested if we own 25% or more of the voting securities of such company or have greater than 50% representation on its board. We are deemed to be an affiliate of a company in which we have invested if we own 5% or more and less than 25% of the voting securities of such company.
      Investment Transactions and Related Operating Income – Investment transactions and related revenues and expenses are accounted for on the trade date (the date the order to buy or sell is executed). The cost of securities sold is determined on a first-in, first-out basis, unless otherwise specified. Dividend income and distributions on investment securities is recorded on the ex-dividend date. The tax characteristics of such distributions received from our portfolio companies will be determined by whether or not the distribution was made from the investment’s current taxable earnings and profits or accumulated taxable earnings and profits from prior years. Interest income, which includes accretion of discount and amortization of premium, if applicable, is recorded on the accrual basis to the extent that such amounts are expected to be collected. Fee income includes fees for guarantees and services rendered by the Company or its wholly-owned subsidiary to portfolio companies and other third parties such as due diligence, structuring, transaction services, monitoring services, and investment advisory services. Guaranty fees are recognized as income over the related period of the guaranty. Due diligence, structuring, and transaction services fees are generally recognized as income when services are rendered or when the related transactions are completed. Monitoring and investment advisory services fees are generally recognized as income as the services are rendered. Any fee income determined to be loan origination fees, original issue discount, and market discount are capitalized and then amortized into income using the effective interest method. Upon the prepayment of a loan or debt security, any unamortized loan origination fees are recorded as income and any unamortized original issue discount or market discount is recorded as a realized gain. For investments with payment-in-kind (“PIK”) interest and dividends, we base income and dividend accrual on the valuation of the PIK notes or securities received from the borrower. If the portfolio company indicates a value of the PIK notes or securities that is not sufficient to cover the contractual interest or dividend, we will not accrue interest or dividend income on the notes or securities.

     Cash Equivalents – For the purpose of the Consolidated Balance Sheets and Consolidated Statements of Cash Flows, the Company considers all money market and all highly liquid temporary cash investments purchased with an original maturity of less than three months to be cash equivalents.
     Restricted Securities – The Company will invest in privately placed restricted securities. These securities may be resold in transactions exempt from registration or to the public if the securities are registered. Disposal of these securities may involve time-consuming negotiations and expense, and a prompt sale at an acceptable price may be difficult.
     Distributions to Shareholders – Distributions to shareholder are recorded on the ex-dividend date.
     Income Taxes – It is the policy of the Company to meet the requirements for qualification as a “regulated investment company” under Subchapter M of the Internal Revenue Code of 1986, as amended. The Company is not subject to income tax to the extent that it distributes all of its investment company taxable income and net realized gains for its taxable year. The Company is also exempt from excise tax if it distributes most of its ordinary income and/or capital gains during each calendar year.
     Our consolidated operating subsidiary, MVCFS, is subject to federal and state income tax. We use the liability method in accounting for income taxes. Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, using statutory tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.
     Reclassifications – Certain amounts from prior years have had to be reclassified to conform to the current year presentation.
4. Management
     On November 6, 2003, Michael Tokarz assumed his positions as Chairman, Portfolio Manager and Director of the Company. Under internal management, Mr. Tokarz was entitled to compensation pursuant to his agreement with the Company, under which the Company was required to pay Mr. Tokarz incentive compensation in an amount equal to the lesser of (a) 20% of the net income of the Company for the fiscal year; or (b) the sum of (i) 20% of the net capital gains realized by the Company in respect of the investments made during his tenure as Portfolio Manager; and (ii) the amount, if any, by which the Company’s total expenses for a fiscal year were less than two percent of the Company’s net assets (determined as of the last day of the period). Mr. Tokarz has determined to allocate a portion of the incentive compensation to certain employees of the Company. For the year ended October 31, 2006, Mr. Tokarz received no cash or other compensation from the Company pursuant to his contract. Please see Note 5 “Incentive Compensation” for more information.
     On February 20, 2006, Robert Everett resigned from the Company’s board of directors. Mr. Everett’s resignation did not involve a disagreement with the Company on any matter.
     On February 23, 2006, in accordance with the recommendation of the Nominating/Corporate Governance/Strategy Committee of the Company’s board of directors, Mr. William E. Taylor was appointed to serve on the Company’s board of directors. Mr. Taylor was also appointed to serve on the Audit Committee and Nominating/Corporate Governance/Strategy Committee of the Company’s board of directors.
     On May 30, 2006, the Company’s board of directors, including all of the Independent Directors (Mr. Tokarz recused himself from making a determination on this matter), unanimously approved the Advisory Agreement, which provides for the Company to be managed externally by TTG Advisers, which is controlled exclusively by Mr. Tokarz. On September 7, 2006, shareholders approved the Advisory Agreement at the annual meeting of shareholders.
     On November 1, 2006, Mr. Tokarz’s agreement with the Company was terminated when the Advisory Agreement became effective as of that date. Under the terms of the Advisory Agreement, the Company will pay TTG Advisers a base management fee and an incentive fee for its provision of investment advisory and management services. Please refer to Exhibit 10.4, Investment Advisory and Management Agreement and Note 17 “Subsequent Events” for more information.
5. Incentive Compensation
     Under the terms of the Company’s agreement with Mr. Tokarz, as discussed in Note 4 “Management,” during the year ended October 31, 2006, the provision for estimated incentive compensation was increased by $6,055,024. The increase in the provision for incentive compensation resulted from the determination of the Valuation Committee to increase the fair value of six of the Company’s portfolio investments: Baltic, Dakota, Ohio, Octagon, Turf, and Vitality which are subject to the Company’s agreement with Mr. Tokarz, by a total of $30,275,120. This reserve balance of $7,172,352 will remain unpaid until net capital gains are realized, if ever, by the Company. Pursuant to Mr. Tokarz’s employment agreement with the Company, only after a realization event may the incentive compensation be paid to him. Mr. Tokarz has determined to allocate a portion of the incentive compensation to certain employees of the Company. During the year ended October 31, 2005 and the year ended October 31, 2006, Mr. Tokarz was paid no cash or other compensation. However, on October 2, 2006 and as discussed in “Realized Gains and Losses on Portfolio Securities,” the Company realized a gain of $551,092 from the sale of a portion of the Company’s LLC member interest in Octagon. This transaction triggered an incentive compensation payment obligation to Mr. Tokarz, which payment is not required to be made until the precise amount of the payment obligation is confirmed based on the Company’s completed audited financials for the fiscal year 2006. Subject to confirmation following the audit, the payment obligation to Mr. Tokarz from this transaction is approximately $110,000 (which is expected to be paid during the first quarter of the Company’s fiscal year 2007). Mr. Tokarz’s agreement with the Company terminated on the effective date of the Advisory Agreement and the obligations under Mr. Tokarz’s agreement are superseded by those under the Advisory Agreement. TTG Advisers is entitled to incentive compensation on capital gains realized on portfolio securities acquired after November 1, 2003.
6. Dividends and Distributions to Shareholders
     As a RIC, the Company is required to distribute to its shareholders, in a timely manner, at least 90% of its investment company taxable income and tax-exempt income each year. If the Company distributes, in a calendar year, at least 98% of its ordinary income for such calendar year and its capital gain net income for the 12-month period ending on October 31 of such calendar year (as well as any portion of the respective 2% balances not distributed in the previous year), it will not be subject to the 4% non-deductible federal excise tax on certain undistributed income of RICs.
     Dividends and capital gain distributions, if any, are recorded on the ex-dividend date. Dividends and capital gain distributions are generally declared and paid quarterly according to the Company’s policy established on July 11, 2005. An additional distribution may be paid by the Company to avoid imposition of federal income tax on any remaining undistributed net investment income and capital gains. Distributions can be made payable by the Company either in the form of a cash distribution or a stock dividend. The amount and character of income and capital gain distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due primarily to differing treatments of income and gain on various investment securities held by the Company, timing differences and differing characterizations of distributions made by the Company. Permanent book and tax basis differences relating to shareholder distributions will result in reclassifications and may affect the allocation between net operating income, net realized gain (loss) and paid in capital.
     For the Year Ended October 31, 2006
     On July 11, 2005, the Company’s board of directors announced that it has approved the Company’s establishment of a policy seeking to pay quarterly dividends to shareholders. On December 20, 2005, the Company’s board of directors declared a dividend of $.12 per share payable on January 31, 2006 to shareholders of record on December 30, 2005. The ex-dividend date was December 28, 2005. The total distribution amounted to $2,290,616 including distributions reinvested. In accordance with the Plan, the Plan Agent re-issued 1,824 shares of common stock from the Company’s treasury to shareholders participating in the Plan.
     On April 11, 2006, the Company’s board of directors declared a dividend of $.12 per share payable on April 28, 2006 to shareholders of record on April 21, 2006. The ex-dividend date was April 19, 2006. The total distribution amounted to $2,290,835 including distributions reinvested. In accordance with the Plan, the Plan Agent re-issued 1,734 shares of common stock from the Company’s treasury to shareholders participating in the Plan.
     On July 14, 2006, the Company’s board of directors declared a dividend of $.12 per share payable on July 31, 2006 to shareholders of record on July 24, 2006. The ex-dividend date was July 20, 2006. The total distribution amounted to $2,291,043 including distributions reinvested. In accordance with the Plan, the Plan Agent re-issued 1,901 shares of common stock from the Company’s treasury to shareholders participating in the Plan.
     On October 13, 2006, the Company’s board of directors declared a dividend of $.12 per share payable on October 31, 2006 to shareholders of record on October 24, 2006. The ex-dividend date was October 20, 2006. The total distribution amounted to $2,291,271 including distributions reinvested. In accordance with the Plan, the Plan Agent re-issued 2,327 shares of common stock from the Company’s treasury to shareholders participating in the Plan.
     For the Year Ended October 31, 2005
     On July 11, 2005, the Company’s board of directors announced that it has approved the Company’s establishment of a policy seeking to pay quarterly dividends to shareholders. For the quarter, the board of directors declared a dividend of $.12 per share payable on July 29, 2005 to shareholders of record on July 22, 2005. The ex-dividend date was July 20, 2005. The total distribution amounted to $2,290,289. In accordance with the Plan, the Plan Agent re-issued 826 shares of common stock from the Company’s treasury to shareholders participating in the Plan.
     On October 10, 2005, the Company’s board of directors declared a dividend of $.12 per share payable on October 31, 2005 to shareholders of record on October 21, 2005. The ex-dividend date was October 19, 2005. The total distribution amounted to $2,290,387. In accordance with the Plan, the Plan Agent re-issued 1,904 shares of common stock from the Company’s treasury to shareholders participating in the Plan.
     For the Year Ended October 31, 2004
     On October 14, 2004, the Company’s Board of Directors declared a nonrecurring dividend of $.12 per share payable to shareholders of record on October 22, 2004 and payable on October 29, 2004. In accordance with the Plan, the Plan Agent purchased shares on the open market of the NYSE for shareholders participating in the Plan. The total distribution amounted to $1,475,165.
7. Transactions with Other Parties
     The Company is permitted to co-invest in certain Portfolio Companies with its affiliates subject to specified conditions set forth in an exemptive order obtained from the SEC. Under the terms of the order, Portfolio Companies purchased by the Company and its affiliates are required to be approved by the Independent Directors and are required to satisfy certain conditions established by the SEC. During 2004, 2005, and 2006 no transactions were effected pursuant to the exemptive order.
     As stated above in Item 2, “Properties”, the Company has sub-leased property at 287 Bowman Avenue, Purchase, NY 10577 a building which is owned by Phoenix Capital Partners, LLC, which is 97% owned by Mr. Tokarz.
     In connection with the Company’s investment in Velocitius, we have entered into consulting services arrangements with Jasper Energy, LLC (“Jasper”). Under the terms of the arrangements, Jasper provides management consulting services relating to Velocitius’ acquisition of certain wind farms and is to be paid an ongoing monthly service fee of approximately 8,000 euros ($10,000), a fee equal to 9% of the profit distributions attributable to the wind farm projects and a one-time fee equal to 2% of the equity purchase price of the wind farms (estimated currently at 175,000 euros ($220,000)). Mr. Tokarz, our Chairman and Portfolio Manager, has a minority ownership interest in Jasper. Our board of directors, including all of our Independent Directors (Mr. Tokarz recused himself from making a determination on this matter), approved each of the arrangements with Jasper.
8. Concentration of Market and Credit Risk
     Financial instruments that subjected the Company to concentrations of market risk consisted principally of equity investments, subordinated notes, and debt instruments (other than cash equivalents), which represent approximately 79.50% of the Company’s total assets at October 31, 2006. As discussed in Note 9, these investments consist of securities in companies with no readily determinable market values and as such are valued in accordance with the Company’s fair value policies and procedures. The Company’s investment strategy represents a high degree of business and financial risk due to the fact that the investments (other than cash equivalents) are generally illiquid, in small and middle market companies, and include entities with little operating history or entities that possess operations in new or developing industries. These investments, should they become publicly traded, would generally be (i) subject to restrictions on resale, if they were acquired from the issuer in private placement transactions; and (ii) susceptible to market risk. At this time, the Company’s investments in short-term securities are in 90-day Treasury Bills, which are federally guaranteed securities, or other high quality, highly liquid investments. The Company’s cash balances, if not large enough to be invested in 90-day Treasury Bills or other high quality, highly liquid investments, are swept into designated money market accounts.
9. Portfolio Investments
     For the Year Ended October 31, 2006
     During the year ended October 31, 2006, the Company made sixteen new investments, committing capital totaling approximately $142.1 million. The investments were made in Turf ($11.6 million), SOI ($5.0 million), Henry ($5.0 million), BM Auto ($15.0 million), Storage Canada ($6.0 million), Phoenix ($8.0 million), Harmony Pharmacy, Inc. ($200,000), Total Safety ($6.0 million), PreVisor ($6.0 million), Marine ($14.0 million), BP ($15.0 million), Velocitius ($66,290), Summit ($16.2 million), Octagon ($17.0 million), BENI ($2.0 million), and Innovative Brands ($15.0 million).
     The Company also made eight follow-on investments in existing portfolio companies committing capital totaling approximately $24.2 million. During the year ended October 31, 2006, the Company invested approximately $879,000 in Dakota by purchasing an additional 172,104 shares of common stock at an average price of $5.11 per share. On December 22, 2005, the Company made a follow-on investment in Baltic in the form of a $1.8 million revolving bridge note. Baltic immediately drew down $1.5 million from the note. On January 12, 2006, Baltic repaid the amount drawn from the note in full including all unpaid interest. The note matured on January 31, 2006 and has been removed from the Company’s books. On January 12, 2006, the Company provided SGDA a $300,000 bridge loan. On March 28, 2006, the Company provided Baltic a $2.0 million revolving bridge note. Baltic immediately drew down $2.0 million from the note. On April 5, 2006, Baltic repaid the amount drawn from the note in full including all unpaid interest. The note matured on April 30, 2006 and has been removed from the Company’s books. On April 6, 2006, the Company invested an additional $2.0 million in SGDA in the form of a preferred equity security. On April 25, 2006, the Company purchased an additional common equity security in SGDA for $23,000. On June 30, 2006, the Company invested $2.5 million in Amersham in the form of a second lien loan. On August 4, 2006, the Company invested $750,000 in Harmony in the form of common stock. On September 28, 2006, the Company made another follow-on investment in Baltic in the form of a $1.0 million bridge loan and $2.0 million equity investment. On October 13, 2006, the Company made a $10 million follow-on investment in SP. The $10 million was invested in the form of an additional $4.0 million in term loan B and $6.0 million in a mezzanine loan. On October 20, 2006, the Company then assigned $5.0 million of SP’s $8.0 million term loan B to Citigroup Global Markets Realty Corp. On October 24, 2006, the Company invested an additional $3.0 million in SGDA in the form of a preferred equity security. On October 26, 2006, the Company invested an additional $2.9 million in Velocitius in the form of common equity. The Company also provided Velocitius a $260,000 revolving note on October 31, 2006. Velocitius immediately drew down $143,614 from the note.
     At the beginning of the 2006 fiscal year, the revolving credit facility provided to SGDA had an outstanding balance of approximately $1.2 million. During December 2005, SGDA drew down an additional $70,600 from the credit facility. On April 28, 2006, the Company increased the availability under the revolving credit facility by $300,000. The balance of the bridge loan mentioned above, which would have matured on April 30, 2006, was added to the revolving credit facility and the bridge loan was eliminated from the Company’s books as a part of the refinancing.
     On December 21, 2005, Integral prepaid its senior credit facility from the Company in full. The Company received approximately $850,000 from the prepayment. This amount included all outstanding principal and accrued interest. The Company recorded no gain or loss as a result of the prepayment. Under the terms of the prepayment, the Company returned its warrants to Integral for no consideration.
     Effective December 27, 2005, the Company exchanged $286,200, of the $3.25 million outstanding, of the Timberland junior revolving line of credit into 28.62 shares of common stock at a price of $10,000 per share. As a result, as of July 31, 2006, the Company owned 478.62 common shares of Timberland and the funded debt under the junior revolving line of credit was reduced from $3.25 million to approximately $2.96 million.
     Effective December 31, 2005, the Company received 373,362 shares of Series E preferred stock of ProcessClaims, Inc. in exchange for its rights under a warrant issued by ProcessClaims that has been held by the Company since May 2002. On January 5, 2006, the Valuation Committee increased the fair value of the Company’s entire investment in ProcessClaims by $3.3 million to $5.7 million. Please see the paragraph below for more information on ProcessClaims.
     On January 3, 2006, the Company exercised its warrant ownership in Octagon which increased its existing membership interest. As a result, Octagon is now considered an affiliate of the Company.
     Due to the dissolution of Yaga, one of the Company’s legacy portfolio companies, the Company realized losses on its investment in Yaga totaling $2.3 million during the nine month period ended July 31, 2006. The Company received no proceeds from the dissolution of Yaga and the Company’s investment in Yaga has been removed from the Company’s books. The Valuation Committee previously decreased the fair value of the Company’s investment in Yaga to zero and as a result, the Company’s realized losses were offset by reductions in unrealized losses. Therefore, the net effect of the removal of Yaga from the Company’s books on the Company’s consolidated statement of operations and NAV at October 31, 2006, was zero.
     On February 24, 2006, BP repaid its second lien loan from the Company in full. The amount of the proceeds received from the prepayment was approximately $8.7 million. This amount included all outstanding principal, accrued interest, accrued monitoring fees and an early prepayment fee. The Company recorded no gain or loss as a result of the repayment.
     On April 7, 2006, the Company sold its investment in Lumeta for its carrying value of $200,000. The Company realized a loss on Lumeta of approximately $200,000. However, the Valuation Committee previously decreased the fair value of the Company’s investment in Lumeta to $200,000 and, as a result, the realized loss was offset by a reduction in unrealized losses. Therefore, the net effect of the Company’s sale of its investment in Lumeta on the Company’s consolidated statement of operations and NAV was zero.
     On April 21, 2006, BM Auto repaid its bridge loan from the Company in full. The amount of the proceeds received from the repayment was approximately $7.2 million. This amount included all outstanding principal, accrued interest and was net of foreign taxes withheld. The Company recorded no gain or loss as a result of the repayment.

     On May 4, 2006, the Company received a working capital adjustment of approximately $250,000 related to the Company’s purchase of a membership interest in Turf. As a result, the Company’s cost basis in the investment was reduced.
     On May 30, 2006, ProcessClaims, one of the Company’s legacy portfolio companies, entered into a definitive agreement to be acquired by CCC Information Services Inc. (“CCC”). The acquisition by CCC closed on June 9, 2006. As of June 9, 2006, the Company received net proceeds of approximately $7.9 million. The gross proceeds were approximately $8.3 million of which approximately $400,000 or 5% of the gross proceeds were deposited into a reserve account for one year. Due to the contingencies associated with the escrow, the Company has not presently placed any value on the proceeds deposited in escrow and has therefore not factored such proceeds into the Company’s increased NAV. The Company’s total investment in ProcessClaims was $2.4 million which resulted in a capital gain of approximately $5.5 million.
     On July 27, 2006, SOI repaid their loan from the Company in full. The amount of the proceeds received from the prepayment was approximately $4.5 million. This amount included all outstanding principal, accrued interest, and an early prepayment fee. The Company recorded no gain or loss as a result of the prepayment.
     On August 25, 2006, Harmony repaid their loan from the Company in full. The amount of the proceeds received from the prepayment was $207,444. This amount included all outstanding principal and accrued interest. The Company recorded no gain or loss as a result of the prepayment.
     On August 25, 2006, SGDA’s revolving credit facility was added to the term loan, increasing the balance of the term loan by $1.6 million. The revolving credit facility was eliminated from the Company’s books as a result of this refinancing.
     Effective September 12, 2006, the Company exchanged $409,091, of the $2.96 million outstanding, of the Timberland junior revolving line of credit into 40.91 shares of common stock at a price of $10,000 per share. Effective September 22, 2006, the Company exchanged $225,000, of the $2.55 million outstanding, of the Timberland junior revolving line of credit into 22.5 shares of common stock at a price of $10,000 per share. On September 22, 2006, Timberland drew down $500,000 from the junior revolving line of credit. As a result of these transactions, as of October 31, 2006, the Company owned 542.03 common shares of Timberland and the funded debt under the junior revolving line of credit was reduced from $2.96 million to approximately $2.83 million.
     On October 2, 2006, Octagon bought-back a total of 15% equity interest from non-service members. This resulted in a sale of a portion of the Company’s LLC member interest to Octagon for proceeds of $1,020,018. The Company realized a gain of $551,092 from this sale.
     On October 2, 2006, Octagon repaid their loan and revolving credit facility from the Company in full. The amount of the proceeds received from the prepayment of the loan was approximately $5.4 million. This amount included all outstanding principal, accrued interest, and an unused fee on the revolving credit facility. The Company recorded a gain as a result of these prepayments of approximately $429,000 from the acceleration of amortization of original issue discount.
     On October 20, 2006, the Company assigned $5.0 million of SP’s $8.0 million term loan B to Citigroup Global Markets Realty Corp.
     On October 30, 2006, JDC repaid $160,116 of principal on the senior subordinated debt.
     During the year ended October 31, 2006, the Valuation Committee increased the fair value of the Company’s investments in Baltic common stock by $11.6 million, Dakota common stock by approximately $2.6 million, Turf’s membership interest by $2.0 million, Octagon’s membership interest by approximately $562,000, Ohio common stock by $9.2 million, Foliofn preferred stock by $5.0 million, Vendio preferred stock by $700,000, ProcessClaims preferred stock by $4.8 million and Vitality common stock and warrants by $3.5 million and $400,000, respectively. In addition, increases recorded to the cost basis and fair value of the loans to Amersham, BP, Impact, JDC, Phoenix, SP, Timberland, Turf, Marine, Summit and the Vitality and Marine preferred stock were due to the receipt of payment in kind interest/dividends totaling approximately $2.2 million. Also during the year ended October 31, 2006, the undistributed allocation of flow through income from the Company’s equity investment in Octagon increased the cost basis and fair value of the Company’s investment by approximately $279,000. During the year ended October 31, 2006, the Valuation Committee also decreased the fair value of the Company’s equity investment in Timberland by $1 million. The increase in fair value from payment in kind interest/dividends and flow through income has been approved by the Company’s Valuation Committee.

     At October 31, 2006, the fair value of all portfolio investments, exclusive of short-term securities, was $275.9 million with a cost basis of $286.9 million. At October 31, 2005, the fair value of all portfolio investments, exclusive of short-term securities, was $122.3 million with a cost basis of $171.6 million.
     For the Year Ended October 31, 2005
     During the year ended October 31, 2005, the Company made six new investments, committing capital totaling approximately $48.8 million. The investments were made in JDC, SGDA, SP, BP, Ohio and Amersham. The amounts invested were $3.0 million, $5.8 million, $10.5 million, $10 million, $17 million and $2.5 million, respectively.
     The Company also made three follow-on investments in existing portfolio companies committing capital totaling approximately $5.0 million. In December 2004 and January 2005, the Company invested a total of $1.25 million in Timberland in the form of subordinated bridge notes. On April 15, 2005, the Company re-issued 146,750 shares of its treasury stock at the Company’s NAV per share of $9.54 in exchange for 40,500 shares of common stock of Vestal. On July 8, 2005 the Company extended Timberland a $3.25 million junior revolving note. In accordance with the terms of the note, Timberland immediately drew $1.3 million from the revolving note and used the proceeds to repay the subordinated bridge notes in full. The repayment included all outstanding principal and accrued interest. On July 29, 2005, the Company invested an additional $325,000 in Impact in the form of a secured promissory note.
     In April 2005, Octagon drew $1.5 million from the senior secured credit facility provided to it by the Company and repaid it in full during June 2005.
     During 2005, SGDA drew approximately $1.2 million from the revolving credit facility provided to it by the Company. As of October 31, 2005, the entire $1.2 million drawn from the facility remained outstanding.
     On July 14, 2005 and September 28, 2005, Timberland drew an additional $1.5 million and $425,000, from the revolving note mentioned above, respectively. As of October 31, 2005, the note was drawn in full and the balance of $3.25 million remained outstanding.
     Also, during the year ended October 31, 2005, the Company sold its entire investment in Sygate and received $14.4 million in net proceeds. In addition, approximately $1.6 million or 10% of proceeds from the sale were deposited in an escrow account for approximately one year. Due to the contingencies associated with the escrow, the Company has not presently placed any value on the proceeds deposited in escrow and has therefore not factored such proceeds into the Company’s increased NAV. The realized gain from the $14.4 million in net proceeds received was $10.4 million. The Company also sold 685,679 shares of Mentor Graphics Corp. (“Mentor Graphics”) receiving net proceeds of approximately $9.0 million and realized a gain on the shares sold of approximately $5.0 million. The Company also received approximately $300,000 from the escrow related to the 2004 sale of BlueStar Solutions, Inc. (“BlueStar”).
     The Company realized losses on CBCA, Inc. (“CBCA”) of approximately $12.0 million, Phosistor Technologies, Inc. (“Phosistor”) of approximately $1.0 million and ShopEaze Systems, Inc. (“ShopEaze”) of approximately $6.0 million. The Company received no proceeds from these companies and they have been removed from the Company’s portfolio. The Valuation Committee previously decreased the fair value of the Company’s investment in these companies to zero and as a result, the realized losses were offset by reductions in unrealized losses. Therefore, the net effect of the transactions on the Company’s consolidated statement of operations and NAV was zero.
     On December 21, 2004, Determine Software, Inc. (“Determine”) prepaid its senior credit facility from the Company in full. The amount of proceeds the Company received from the repayment was approximately $1.64 million. This amount included all outstanding principal and accrued interest. Under the terms of the early repayment, the Company returned its 2,229,955 Series C warrants for no consideration.
     On July 5, 2005, Arcot Systems, Inc. (“Arcot”) prepaid its senior credit facility from the Company in full. The amount of proceeds the Company received from the repayment was approximately $2.55 million. This amount included all outstanding principal and accrued interest. Under the terms of the early repayment, the Company returned its warrants to Arcot for no consideration.
     The Company continued to receive principal repayments on the debt securities of Integral and BP. Integral made payments during the year ended October 31, 2005, according to its credit facility agreement totaling $1,683,336. BP made two quarterly payments during the year ended totaling $833,333. Also, the Company received a one time, early repayment on Vestal’s debt securities totaling $100,000.

     During the year ended October 31, 2005, the Valuation Committee increased the fair value of the Company’s investments in Baltic by $1.5 million, Dakota by $514,000, Octagon by $1,022,638, Sygate by $7.5 million (which was later realized), Vendio by $1,565,999, Vestal by $1,850,000 and Vitality by $700,000. In addition, increases in the cost basis and fair value of the Octagon loan, Impact loan, Timberland loan, Vitality Series A preferred stock, JDC loan and SP loans were due to the receipt of “payment in kind” interest/dividends totaling $1,370,777. Also during the year ended October 31, 2005, the undistributed allocation of flow through income from the Company’s equity investment in Octagon increased the cost basis and fair value of the investment by $114,845.
     At October 31, 2005, the fair value of all portfolio investments, exclusive of short-term securities, was $122.3 million with a cost of $171.6 million. At October 31, 2004, the fair value of all portfolio investments, exclusive of short-term securities, was $78.5 million with a cost of $151.6 million.
10. Commitments and Contingencies
     Commitments to/for Portfolio Companies:
     At October 31, 2006, the Company’s commitments to portfolio companies consisted of the following:
Open Commitments of MVC Capital, Inc.

Portfolio Company	Amount Committed	Amount Funded at October 31, 2006
Marine	$2.0 million	—
Octagon	$12.0 million	$3.25 million
Storage Canada	$6.0 million	$1.95 million
Timberland	$3.25 million	$2.83 million
Velocitius	$260,000	$143,614
     On May 7, 2004, the Company provided a $5,000,000 senior secured credit facility to Octagon. This credit facility expires on May 6, 2007 and can be automatically extended until May 6, 2009. The credit facility bears annual interest at LIBOR plus 4%. The Company receives a 0.50% unused facility fee on an annual basis and a 0.25% servicing fee on an annual basis for maintaining the credit facility. On February 1, 2006, Octagon drew $250,000 from the credit facility. The credit facility was repaid in full including, all accrued interest on February 23, 2006. This credit facility was refinanced on October 12, 2006.
     During February 2005, the Company made available to SGDA, a $1,308,300 revolving credit facility that bears annual interest at 7%. The credit facility expired on August 25, 2006. During fiscal year 2006, SGDA drew down $70,600 from the credit facility. On April 28, 2006, the Company increased the availability under the revolving credit facility by $300,000. The balance of the Company’s bridge loan to SDGA, which would have matured on April 30, 2006, was added to the revolving credit facility and the bridge loan was removed from the Company’s books.
     On June 30, 2005, the Company pledged its common stock of Ohio to Guggenheim to collateralize a loan made by Guggenheim to Ohio.
     On July 8, 2005 the Company extended Timberland a $3.25 million junior revolving note that bears interest at 12.5% per annum and expires on July 7, 2007. The Company also receives a fee of 0.25% on the unused portion of the note. As of October 31, 2005, the total amount outstanding on the note was $3.25 million. On December 27, 2005, the Company exchanged $286,200 of the Timberland junior revolving line of credit for 28.62 shares of common stock at a price of $10,000 per share. As of January 31, 2006, the Company owned 478.62 common shares and the funded debt under the junior revolving line of credit has been reduced from $3.25 million to approximately $2.96 million. On April 21, 2006, Timberland repaid $500,000 on the note. On May 18, 2006, Timberland repaid an additional $500,000 on the note. On July 10, 2006, Timberland drew down $1.0 million leaving the total amount on the note outstanding at July 31, 2006 approximately $2.96 million. On September 12, 2006, the Company converted $409,091 of the Timberland junior revolving line of credit into 40.91 shares of common stock at a price of $10,000 per share. Effective September 22, 2006, the Company converted $225,000 of the Timberland junior revolving line of credit into 22.50 shares of common stock at a price of $10,000 per share. Timberland then borrowed $500,000 from the junior revolving line of credit. As a result of these transactions, as of October 31, 2006 the Company owned 542.03 common shares and the funded debt under the junior revolving line of credit was reduced from $3.25 million to approximately $2.83 million.

     On December 22, 2005, the Company extended to Baltic a $1.8 million revolving bridge note. The note bears interest at 12% per annum and had a maturity date of January 31, 2006. Baltic immediately drew $1.5 million from the note. On January 12, 2006, Baltic repaid the amount drawn from the note in full including all unpaid interest. The revolver matured on January 31, 2006 and has been removed from the Company’s books.
     On March 28, 2006, the Company extended to Baltic a $2.0 million revolving bridge note. Baltic immediately drew down $2.0 million from the note. On April 5, 2006, Baltic repaid the amount drawn from the note in full including all unpaid interest. The note matured on April 30, 2006 and has been removed from the Company’s books.
     On March 30, 2006, the Company provided a $6 million loan commitment to Storage Canada and the company immediately borrowed $1.34 million. The commitment expires after one year, but may be renewed with the consent of both parties. The initial borrowing on the loan bears annual interest at 8.75% and has a maturity date of March 30, 2013. Any additional borrowings will mature seven years from the date of the subsequent borrowing. The Company also receives a fee of 0.25% on the unused portion of the loan. On October 6, 2006, Storage Canada borrowed an additional $619,000. The borrowing bears annual interest at 8.75% and has a maturity date of October 6, 2013.
     On July 11, 2006, the Company extended to Marine a $2.0 million secured revolving note. The note bears annual interest at LIBOR plus 1%. The Company also receives a fee of 0.50% of the unused portion of the loan. There was no amount drawn on the revolving note as of October 31, 2006.
     On August 25, 2006, SGDA’s revolving credit facility was added to the term loan, increasing the balance of the term loan by $1.6 million. The revolving credit facility was eliminated from the Company’s books as a result of this refinancing.
     On October 12, 2006, the Company provided a $12.0 million revolving credit facility to Octagon in replacement of the senior secured credit facility provided on May 7, 2004. This credit facility expires on December 31, 2011. The credit facility bears annual interest at LIBOR plus 4.25%. The Company receives a 0.50% unused facility fee on an annual basis and a 0.25% servicing fee on an annual basis for maintaining the credit facility. On October 12, 2006, Octagon drew $3.75 from the credit facility. Octagon repaid $500,000 of the credit facility on October 30, 2006. As of October 31, 2006, there was $3.25 million outstanding.
     On October 30, 2006, the Company provided a $260,000 revolving line of credit to Velocitius on which Velocitius immediately borrowed $143,614. The revolving line of credit expires on October 31, 2009. The note bears annual interest at 8%.
     Timberland also has a floor plan financing program administered by Transamerica. As is typical in Timberland’s industry, under the terms of the dealer financing arrangement, Timberland guarantees the repurchase of product from Transamerica, if a dealer defaults on payment and the underlying assets are repossessed. The Company has agreed to be a limited co-guarantor for up to $500,000 on this repurchase commitment.
     Commitments of the Company:
     On October 28, 2004, the Company entered into a one-year, cash collateralized, $20 million revolving credit facility (“Credit Facility I”) with LaSalle Bank National Association (the “Bank”). On July 20, 2005, the Company amended Credit Facility I. The maximum aggregate loan amount under Credit Facility I was increased from $20 million to $30 million. Additionally, the maturity date was extended from October 31, 2005 to August 31, 2006. All other material terms of Credit Facility I remained unchanged. On January 27, 2006, the Company borrowed $10 million under Credit Facility I. The $10 million borrowed under Credit Facility I was repaid in full by February 3, 2006. Borrowings under Credit Facility I bear interest, at the Company’s option, at either a fixed rate equal to the LIBOR rate (for one, two, three or six months), plus 1.00% per annum, or at a floating rate equal to the Bank’s prime rate in effect from time to time, minus 1.00% per annum. Credit Facility I expired on August 31, 2006.
     On February 16, 2005, the Company entered into a sublease (the “Sublease”) for a larger space in the building in which the Company’s current executive offices are located. Effective November 1, 2006, the Company subleased its principal executive office to TTG Advisers. The Sublease is scheduled to expire on February 28, 2007. Future payments under the Sublease for TTG Advisers total approximately $75,000 in fiscal year 2007. The Company’s previous lease was terminated effective March 1, 2005, without penalty. The building in which the Company’s executive offices are located, 287 Bowman Avenue, is owned by Phoenix Capital Partners, LLC, an entity which is 97% owned by Mr. Tokarz. See Note 4 “Management” for more information on Mr. Tokarz.
     On April 27, 2006, the Company and MVCFS, as co-borrowers entered into a new four-year, $100 million revolving credit facility (“Credit Facility II”) with Guggenheim as administrative agent to the lenders. On April 27, 2006, the Company borrowed $45 million ($27.5 million drawn from the revolving credit facility and $17.5 million in term debt) under Credit Facility II. The $27.5 million drawn from the revolving credit facility was repaid in full on May 2, 2006. On July 28, 2006, the Company borrowed $57.5 million ($45.0 million drawn from the revolving credit facility and $12.5 million in term debt) under Credit Facility II. On August 2, 2006, the Company repaid $45.0 million borrowed on the revolving credit facility. On August 31, 2006, the Company borrowed $5.0 million in term debt under Credit Facility II. On October 27, 2006, the Company borrowed $4.0 million from the revolving credit under Credit Facility II. On October 30, 2006, the Company borrowed $61 million under Credit Facility II, $15 million in term debt and $46 million drawn from the revolving credit facility. As of October 31, 2006, there was $50.0 million in term debt and $50.0 million on the revolving credit facility outstanding. The proceeds from borrowings made under Credit Facility II are expected to be used to fund new and existing portfolio investments, pay fees and expenses related to the financing and for general corporate purposes. Credit Facility II will expire on April 27, 2010, at which time all outstanding amounts under Credit Facility II will be due and payable. Borrowings under Credit Facility II will bear interest, at the Company’s option, at a floating rate equal to either (i) the LIBOR rate (for one, two, three or six months), plus a spread of 2.00% per annum, or (ii) the Prime rate in effect from time to time, plus a spread of 1.00% per annum. The Company paid a closing fee, legal and other costs associated with this transaction. These costs will be amortized evenly over the life of the facility. The prepaid expenses on the Balance Sheet include the unamortized portion of these costs. Borrowings under Credit Facility II will be secured, by among other things, cash, cash equivalents, debt investments, accounts receivable, equipment, instruments, general intangibles, the capital stock of MVCFS, and any proceeds from all the aforementioned items, as well as all other property except for equity investments made by the Company.
     The Company enters into contracts with portfolio companies and other parties that contain a variety of indemnifications. The Company’s maximum exposure under these arrangements is unknown. However, the Company has not experienced claims or losses pursuant to these contracts and believes the risk of loss related to indemnifications to be remote.
11. Certain Issuances of Equity Securities by the Issuer
     On December 3, 2004, the Company commenced a rights offering to its shareholders of non-transferable subscription rights to purchase shares of the Company’s common stock. Pursuant to the terms of the rights offering, each share of common stock held by a stockholder of record on December 3, 2004, entitled the holder to one right. For every two rights held, shareholders were able to purchase one share of the Company’s common stock at the subscription price of 95% of the Company’s NAV per share on January 3, 2005. In addition, shareholders who elected to exercise all of their rights to purchase the Company’s common stock received an over-subscription right to subscribe for additional shares that were not purchased by other holders of rights. Based on a final count by the Company’s subscription agent, the rights offering was over-subscribed with 6,645,948 shares of the Company’s common stock subscribed for. This was in excess of the 6,146,521 shares available before the 25% oversubscription. Each share was subscribed for at a price of $9.10 which resulted in gross proceeds to the Company of approximately $60.5 million before offering expenses of approximately $402,000.
     On April 15, 2005, the Company re-issued 146,750 shares of its treasury stock at the Company’s NAV per share of $9.54 in exchange for 40,500 shares of common stock of Vestal.
12. Legal Proceedings
     On February 20, 2002, Millenco LP (“Millenco”), a stockholder, filed a complaint in the United States District Court for the District of Delaware on behalf of the Company against the meVC Advisers, Inc. (the “Former Advisor”). The complaint alleged that the fees received by the Former Advisor, beginning one year prior to the filing of the complaint, were excessive, and in violation of Section 36(b) of the 1940 Act. The case was settled for $370,000 from which the Company received net proceeds in July 2004 of $245,213 after payment of legal fees and expenses.
     During the year ended October 31, 2003, the Company paid or accrued $4.0 million for legal and proxy solicitation fees and expenses, which included $2.2 million accrued and paid at the direction of the Board of Directors, to reimburse the legal and proxy solicitation fees and expenses of two major Company shareholders, Millenco, L.P. and Karpus Investment Management, including their costs of obtaining a judgment against the Company in the Delaware Chancery Court and costs associated with the proxy process and the election of the current Board of Directors. The Company made a claim against its insurance carrier, Federal Insurance Company (“Federal”) for its right to reimbursement of such expenses. On June 13, 2005, the Company reached a settlement with Federal in the amount of $473,968 which has been recorded as Other Income in the Consolidated Statement of Operations. Legal fees and expenses associated with reaching this settlement were $47,171.
13. Recovery of Expenses and Unusual Income Items

     On January 21, 2004, the Company reached an agreement with the property manager at 3000 Sand Hill Road, Menlo Park, California to terminate its lease at such location as a result of the property manager’s ability to reach an agreement with a new tenant for the space. Under the terms of the agreement, the Company bought-out its lease directly from the property manager, for an amount equal to $232,835. As a result, the Company recovered approximately $250,000 of the remaining reserve established at October 31, 2003. Without the recovery of the reserve, the gross facilities expense for the year ended October 31, 2004 would have been approximately $340,828.
     On July 13, 2004, the Company received $370,000 from the settlement of the case Millenco L.P. v. meVC Advisers, Inc. (See Note 12 “Legal Proceedings”). The actual cash received was $245,213, after payment of legal fees and expense. This settlement was the reimbursement of management fees received by the Former Advisor which were alleged to be excessive.
     During the year ended October 31, 2003, the Company paid or accrued $4.0 million for legal and proxy solicitation fees and expenses, which included $2.2 million accrued and paid at the direction of the Board of Directors, to reimburse the legal and proxy solicitation fees and expenses of two major Company shareholders, Millenco, and Karpus Investment Management, including their costs of obtaining a judgment against the Company in the Delaware Chancery Court and costs associated with the proxy process and the election of the current Board of Directors. The Company made a claim against its insurance carrier, Federal for its right to reimbursement of such expenses. On June 13, 2005, the Company reached a settlement with Federal in the amount of $473,968 which has been recorded as Other Income in the Consolidated Statement of Operations. Legal fees and expenses associated with reaching this settlement were $47,171.
14. Tax Matters
     Return of Capital Statement of Position (ROCSOP) Adjustment: During the year ended October 31, 2006, the Company recorded a reclassification for permanent book to tax differences totaling $4,717,113. These differences were primarily due to book/tax treatment of partnership income and non-deductible excise taxes paid. These differences resulted in a net increase in accumulated earnings of $4,717,113, an increase in accumulated net realized loss of $395,257, and a decrease in additional paid in capital of $5,112,370. This reclassification had no effect on net assets.
     Distributions to Shareholders: The table presented below includes MVC Capital, Inc. only. The Company’s wholly-owned subsidiary MVC Financial Services, Inc. (“MVCFS’’) has not been included. As of October 31, 2006, the components of accumulated earnings/ (deficit) on a tax basis were as follows:

Tax Basis Accumulated Earnings (Deficit)
Accumulated capital and other losses	$(73,524,707)
Undistributed net operating income	2,164,435
Gross unrealized appreciation	40,341,227
Gross unrealized depreciation	(51,934,799)
Net unrealized depreciation	$(11,593,572)
Total tax basis accumulated deficit	(82,953,844)
Tax cost of investments	287,485,124
Current year distributions to shareholders on a tax basis
Ordinary income	9,163,765
Prior year distributions to shareholders on a tax basis
Ordinary income	4,580,676
     On October 31, 2006, the Company had a net capital loss carryforward of $73,524,707 of which $28,213,867 will expire in the year 2010, $4,220,380 will expire in the year 2011, $37,794,910 will expire in the year 2012 and $3,295,550 will expire in the year 2013. To the extent future capital gains are offset by capital loss carryforwards, such gains need not be distributed.
     Qualified Dividend Income Percentage

     The Company designated 7%* or a maximum amount of $621,193 of dividends declared and paid during the year ending October 31, 2006 from net investment income as qualified dividend income under the Jobs Growth and Tax Relief Reconciliation Act of 2003. The information necessary to prepare and complete shareholder’s tax returns for the 2006 calendar year, will be reported separately on form 1099-DIV, if applicable, in January 2007.
Corporate Dividends Received Deduction Percentage
     Corporate shareholders may be eligible for a dividends received deduction for certain ordinary income distributions paid by the Company. The Company designated 7%* or a maximum amount of $621,193 of dividends declared and paid during the year ending October 31, 2006 from net investment income as qualifying for the dividends received deduction. The deduction is a pass through of dividends paid by domestic corporations (i.e. only equities) subject to taxation.
15. Income Taxes
     The Company’s wholly-owned subsidiary MVC Financial Services, Inc. is subject to federal and state income tax. For the year ended October 31, 2006 the Company recorded a tax provision of $159,072. For the year ended October 31, 2005 the Company recorded a tax benefit of $100,933. For the year ended October 31, 2004 the Company recorded a tax provision of $78,927. The provision for income taxes was comprised of the following:

	Year ended
	October 31, 2006	October 31, 2005	October 31, 2004
Current tax expense:
Federal	$314,859	$92,892	$134,201
State	89,078	22,152	32,004

Total current tax expense	403,937	115,044	166,205
Deferred tax benefit:
Federal	(203,645)	(174,390)	(70,472)
State	(41,220)	(41,587)	(16,806)

Total deferred tax benefit	(244,865)	(215,977)	(87,278)
Total tax (benefit) provision	$159,072	$(100,933)	$78,927

     A reconciliation between the taxes computed at the federal statutory rate and our effective tax rate for MVCFS for the fiscal year ended October 31, 2006 is as follows:

Year Ended
October 31, 2006
Federal statutory tax rate	34.00%
Permanent difference	(0.39%)
State taxes, net of federal tax benefit	4.27%
Valuation allowance for deferred tax assets	—
Other, net	—

Effective income tax rate	38.66%

     Deferred income tax balances for MVCFS reflect the impact of temporary difference between the carrying amount of assets and liabilities and their tax bases and are stated at tax rates expected to be in effect when taxes are actually paid or recovered. The

*	Unaudited

components of our deferred tax assets and liabilities for MVCFS as of October 31, 2006, October 31, 2005 and October 31, 2004 were as follows:

	October 31, 2006	October 31, 2005	October 31, 2004
Deferred tax assets:
Deferred revenues	$548,120	$295,307	$82,445
Others	2,822	7,948	4,833

Total deferred tax assets	$548,120	$303,255	$87,278
Valuation allowance	—	—	—

Net deferred tax assets	$548,120	$303,255	$87,278
Deferred tax liabilities:
Deferred tax liabilities	—	—	—

Total deferred tax liabilities	—	—	—
Net deferred taxes	$548,120	$303,255	$87,278

     Valuation Allowance
     No valuation allowance was deemed necessary since the significant portion of temporary differences resulting in deferred tax assets are considered fully realizable.
16. Segment Data
     The Company’s reportable segments are its investing operations as a business development company, MVC Capital, Inc. (“MVC”), and the financial advisory operations of its wholly owned subsidiary, MVC Financial Services, Inc. (“MVCFS”).
     The following table presents book basis segment data for the year ended October 31, 2006:

	MVC	MVCFS	Consolidated
Interest and dividend income	$13,756,679	$152,312	$13,908,991
Fee income	291,764	3,535,956	3,827,720
Other income	770,501	904	771,405
Total operating income	14,818,944	3,689,172	18,508,116

Total operating expenses	14,152,170	416,252	14,568,422

Net operating income before taxes	666,774	3,272,920	3,939,694
Tax expense (benefit)	—	159,072	159,072
Net operating income	666,774	3,113,848	3,780,622
Net realized gain (loss) on investments and foreign currency	5,221,390	—	5,221,390
Net change in unrealized appreciation on investments	38,334,356	—	38,334,356
Net increase in net assets resulting from operations	$44,222,520	$3,113,848	$47,336,368
In all periods prior to July 16, 2004, all business was conducted through MVC Capital, Inc.
17. Subsequent Events
          Effective November 1, 2006, pursuant to the Advisory Agreement, the Company is externally managed by TTG Advisers, which serves as the Company’s investment adviser. Under the terms of the Advisory Agreement, TTG Advisers will determine, consistent with the Company’s investment strategy, the composition of the Company’s portfolio, the nature and timing of the changes to the Company’s portfolio and the manner of implementing such changes, identify, and negotiate the structure of the Company’s investments (including performing due diligence on prospective portfolio companies), close and monitor the Company’s investments, determine the securities and other assets purchased, retain or sell and oversee the administration, recordkeeping and compliance functions of the Company and/or third parties performing such functions for the Company. TTG Advisers’ services under the Advisory Agreement are not exclusive, and it may furnish similar services to other entities. Pursuant to the Advisory Agreement, the Company is required to pay TTG Advisers a fee for investment advisory and management services consisting of two components—a base management fee and an incentive fee. The base management fee shall be 2.0% per annum of the Company’s total assets excluding cash. The incentive fee will consist of two parts: (i) one part will be based on our pre-incentive fee net operating income; and (ii) the other part will be based on the capital gains realized on our portfolio of securities acquired after November 1, 2003. For a detailed description of the Advisory Agreement, please refer to the Definitive Proxy Statement on Schedule 14A (as filed with the SEC on August 3, 2006).
     On November 1, 2006, Timberland borrowed $420,291 from the secured junior revolving note.
     On November 2, 2006, the Company repaid $54.5 million borrowed on the revolving credit facility under Credit Facility II.
     On November 7, 2006, the Company made an additional $100,000 equity investment into SGDA .
     On November 7, 2006, the Company repaid $5.5 million borrowed on the revolving credit facility under Credit Facility II.
     On November 21, 2006, consistent with the contemplated spin-off identified in the Advisory Agreement (and which is depicted in this Registration Statement), the Company formed MVC Partners, a private equity firm. On December 5, 2006, MVC Partners’ subsidiary, MVC Europe LLC, arrived at an agreement to co-own BPE Management Ltd. (“BPE”) with Parex Asset Management IPAS, a management investment company and subsidiary of the Parex Bank. BPE will pursue investments in businesses throughout the Baltic region.
     In addition, on November 21, 2006, MVC Partners established its MVC Global LLC division, which pursues investments in foreign operating companies.
     On November 22, 2006, the Company invested $3.2 million in Westwood Chemical Corporation, a manufacturer of antiperspirant actives and water treatment chemicals, consisting of a $1.6 million bridge loan and $1.6 million in equity.
     On November 27, 2006, the Company increased the amount available to draw down on the Timberland secured junior revolving note from $3.25 million to $4.0 million. Timberland then borrowed $750,000 from the secured junior revolver.
     On November 29, 2006, the Company filed Post-Effective Amendment No. 2 to its Registration Statement on Form N-2 (the “Registration Statement”).
     On December 6, 2006, the Company borrowed $10.0 million on the revolving credit facility under Credit Facility II. The revolving credit facility now has a balance of $15.0 million and the term loan has a balance of $35.0 million.
     On December 8, 2006, Total Safety repaid term loan A and term loan B in full including all accrued interest and fees. The total amount received in the repayment for term loan A was $5,043,775 and for term loan B was $1,009,628.
     On December 12, 2006, the Company invested $10 million in Levlad Arbonne International LLC, a marketer of personal care products, in the form of a $10 million second lien loan. The annual interest rate is LIBOR plus 6.5 % and the maturity date is December 19, 2013.
     On December 13, 2006, the Company made an investment in Total Safety by extending a $3.5 million second lien loan and a $1.0 million first lien loan. The second lien loan has an annual interest rate of LIBOR plus 6.5% and a maturity date of December 8, 2013. The first lien loan has an annual interest rate of LIBOR plus 3.0% and a maturity date of December 8, 2012.
     On December 14, 2006, the Company’s Board of Directors declared a $0.12 per share dividend for the first quarter of fiscal 2007. The Board of Directors also declared an additional cash dividend of $0.06 per share. The dividends are payable on January 5, 2007 to shareholders of record on December 28, 2006. The ex-dividend date is December 26, 2006.

     On December 18, 2006, the Company extended the maturity date on the $1 million Baltic bridge loan from December 22, 2006 to January 5, 2007. This note was then repaid in full on January 5, 2007, including principal and all accrued interest.
     On December 22, 2006, the Company invested $564,716 in Vitality in the form of common stock.
     On January 3, 2007, the Company borrowed $3.0 million on the revolving credit facility under Credit Facility II. The revolving credit facility now has a balance of $18.0 million and the term loan has a balance of $35.0 million.
     On January 4, 2007, the Company’s Valuation Committee determined to increase the fair values of the Company’s investments in the following portfolio companies by an aggregate amount of approximately $20.8 million*: SIA BM Auto, Baltic Motors Corporation, Dakota Growers Pasta Company, Inc., Octagon Credit Investors, LLC, SGDA Sanierungsgesellschaft für Deponien und Altlasten mbH, Vendio Services, Inc., and Vitality Foodservice, Inc.
     Subject to confirmation following the audit, the payment obligation to Mr. Tokarz resulting from the sale of a portion of the Company’s LLC membership interest in Octagon is expected to be approximately $110,000 (which is expected to be paid during the first quarter of the Company’s fiscal year 2007).

*	Unaudited

Schedule 12-14
MVC Capital, Inc. and Subsidiaries
Schedule of Investments in and Advances to Affiliates

		Amount of Interest or		October 31,			October 31,
		Dividends Credited		2005	Gross	Gross	2006
Portfolio Company	Investment (1)	To Income (5)	Other (2)	Value	Additions (3)	Reductions (4)	Value
Companies More than 25% owned
auto MOTOL BENI	Common Stock	—	—	—	2,000,000	—	2,000,000
(Automotive Dealership)
Baltic Motors Corporation	Loan	456,250	—	4,500,000	—	—	4,500,000
(Automotive Dealership)	Loan	11,333	—	—	1,000,000	—	1,000,000
	Bridge Loan	15,833	—	—	3,500,000	(3,500,000)	—
	Common Stock	—	—	7,500,000	13,655,000	—	21,155,000
Ohio Medical Corporation	Common Stock	—	—	17,000,000	9,200,000	—	26,200,000
(Medical Device Manufacturer)
SGDA Sanierungsgesellschaft fur Deponien und Altlasten	Loan	408,895	—	4,304,560	1,685,150	—	5,989,710
(Soil Remediation)	Revolver	74,023	—	1,237,700	370,600	(1,608,300)	—
	Bridge Loan	6,300	—	—	300,000	(300,000)	—
	Common Equity Interest	—	—	315,000	23,551	—	338,551
	Preferred Equity Interest	—	—	—	5,000,000	—	5,000,000
SIA BM Auto	Common Stock	—	—	—	8,000,000		8,000,000
(Automotive Dealership)	Loan	165,900	—	—	7,000,000	(7,000,000)	—
Summit Research Labs, Inc.	Loan	150,444	—	—	5,044,813	—	5,044,813
(Specialty Chemical)	Preferred Stock	—	—	—	11,200,000	—	11,200,000
Timberland Machines & Irrigation, Inc.	Loan	1,039,760	—	6,318,684	289,175	—	6,607,859
(Distributer — Landscaping & Irrigation Equipment)	Revolver	347,554	—	3,250,000	500,000	(920,291)	2,829,709
	Common Stock	—	—	4,500,000	920,291	(1,000,000)	4,420,291
	Warrants	—	—	—	—	—	—
Turf Products, LLC	Loan	1,049,262	—	—	7,676,331	—	7,676,331
(Distributer — Landscaping & Irrigation Equipment)	LLC Interest	—	—	—	6,074,750	(252,957)	5,821,793
	Warrant	—	—	—	—	—	—
Vendio Services, Inc.	Common Stock	—	—	—	—	—	—
(Technology)	Preferred Stock	—	—	2,700,000	700,000	—	3,400,000
Vestal Manufacturing Enterprises, Inc.	Loan	107,467	—	900,000	—	(100,000)	800,000
(Iron Foundries)	Common Stock	132,545	—	3,700,000	—	—	3,700,000
Velocitius B.V.	Revolver	478	—	—	143,614	—	143,614
(Renewable Energy)	Common Equity Interest	—	—	—	2,966,765	—	2,966,765
Total companies more than 25% owned		$3,966,044					$128,794,736
Companies More than 5% owned, but less than 25%
Dakota Growers Pasta Company, Inc.	Common Stock	36,364	—	5,514,000	3,443,880	—	8,957,880
(Manufacturer of Packged Food)
Endymion Systems, Inc.	Preferred Stock	—	—	—	—	—	—
(Technology Investments)
Harmony Pharmacy & Health Center, Inc.	Loan	7,444	—	—	200,000	(200,000)	—
(Healthcase — Retail)	Common Stock	—	—	—	750,000	—	750,000
Impact Confections, Inc.	Loan	907,468	—	5,228,826	239,297	—	5,468,123
(Confections Manufacturing & Distribution)	Loan	28,768	—	325,000	—	—	325,000
	Common Stock	—	—	2,700,000	—	—	2,700,000
Marine Exhibition Corporation	Loan	346,141	—	—	10,091,111	—	10,091,111
(Theme Park)	Preferred Stock*	53,478	—	—	2,035,652	—	2,035,652
ProcessClaims, Inc.	Preferred Stock	—	—	2,000,000	—	(2,000,000)	—
(Technology)	Preferred Stock	—	—	400,000	—	(400,000)	—
	Warrants	—	—	—	—	—	—
Octagon Credit Investors, LLC	Loan	1,244,315	—	4,664,794	5,568,803	(5,233,597)	5,000,000
(Financial Services)	Revolver	30,830	—	—	3,750,000	(500,000)	3,250,000
	LLC Interest	—	—	1,228,038	1,911,171	(1,211,277)	1,927,932
	Warrants	—	—	1,069,457		(1,069,457)	—
Phoenix Coal Corporation	Loan	357,407	—	—	7,088,615	—	7,088,615
(Coal Processing and Production)	Common Stock	—	—	—	1,000,000	—	1,000,000
Previsor	Common Stock	—	—	—	6,000,000	—	6,000,000
(Human Capital Management)
Vitality Foodservice, Inc.	Common Stock	—	—	5,000,000	3,500,000	—	8,500,000
(Non-Alcoholic Beverages)	Preferred Stock	—	—	10,517,984	535,843	—	11,053,827
	Warrants	—	—	700,000	400,000	—	1,100,000
Yaga, Inc.	Preferred Stock	—	—	—	—	—	—
(Technology)	Preferred Stock	—	—	—	—	—	—
Total companies more than 5% owned, but less than 25%		$3,012,214					$75,245,140
     This schedule should be read in conjunction with the Fund’s consolidated statements as of and for the year ended October 31, 2006, including the consolidated schedule of investments.

(1)	Common stock, preferred stock, warrants, options and equity interests are generally non-income producing and restricted. The principal amount for loans and debt securities and the number of shares of common and preferred stock is shown in the consolidated schedule of investments as of October 31, 2006.

(2)	Other includes interest, dividend, or other income which was applied to the principal of the investment and therefore reduced the total investment. These reductions are also included in the Gross Reductions for the investment, as applicable.

(3)	Gross additions includes increases in the cost basis of investments resulting from new portfolio investments, paid-kind-interest or dividends, the amortization of discounts and closing fees, and the exchange of one or more existing securities for one or more new securities. Gross additions also includes net increases in unrealized appreciation or net decreases in unrealized depreciation.

(4)	Gross reductions included decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales and the exchange of one or more existing securities for one or more new securities. Gross reductions also include net increases in unrealized depreciation or net decreases in unrealized appreciation.

(5)	Represents the total amount of interest or dividends credited to income for portion of the year an investment was included in the companies more than 25% owned or companies 5% to 25% owned categories, respectively.

*	All or a portion of the dividend income on this investment was or will be paid in the form of additional securities or by increasing the liquidation preference. Dividends paid-in-kind are also included in the Gross Additions for the investment, as applicable.
The accompanying notes are an integral part of these consolidated financial statements.

PART C
OTHER INFORMATION
Item 25. Financial Statements and Exhibits
  1. Financial Statements.
     The following financial statements of MVC Capital, Inc. (the “Company” or the “Registrant”) are included in this registration statement in “Part A: Information Required in a Prospectus”:

     2. Exhibits.

Exhibit
Number	Description
a.	Certificate of Incorporation. (Previously filed as Exhibit 99.a filed with the Registrant’s Pre-Effective Amendment No. 5 to Registration Statement on Form N-2 (File No. 333-92287) filed on March 28, 2000).

b.	Fifth Amended and Restated Bylaws (Previously filed as Exhibit 99.b filed with the Registrant’s Pre-Effective Amendment No. 1 to Registration Statement on Form N-2 (File No. 333- 125953) filed on August 29, 2005).

c.	Not applicable.

d.	Form of Share Certificate. ((Previously filed as Exhibit 99.d filed with Registrant’s Registration Statement on Form N-2/A (File No. 333-119625) filed on November 23, 2004).

e.	Dividend Reinvestment Plan, as amended. (Previously filed as Exhibit 99.e filed with Registrant’s Registration Statement on Form N-2/A (File No. 333-119625) filed on November 23, 2004).

f.	Not applicable.

g.	Investment Advisory and Management Agreement between the Registrant and The Tokarz Group Advisers LLC. (Previously filed as Exhibit 99.g filed with Registrant’s Post-Effective Amendment No. 2 to Registration Statement on Form N-2 (File No. 333-125953) filed on November 29, 2006).

h.	Not applicable.

i.	Not applicable.

j.1	Form of Custody Agreement between Registrant and U.S. Bank National Association. (Previously filed as Exhibit 99.j.1 filed with Registrant’s Registration Statement on Form N-2/A (File No. 333-119625) filed on November 23, 2004).

j.2	Form of Amendment to Custody Agreement between Registrant and U.S. Bank National Association. (Previously filed as Exhibit 99.j.2 filed with Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-119625) filed on February 21, 2006).

j.3	Form of Custodian Agreement between Registrant and LaSalle Bank National Association. (Previously filed as Exhibit 99.j.3 filed with Registrant’s Registration Statement on Form N-2/A (File No. 333-119625) filed on November 23, 2004).

k.1	Sublease for 287 Bowman Avenue, Purchase, New York 10577. (Previously filed as Exhibit 10 with Registrant’s Quarterly Report on Form 10-Q (File No. 814-00201) filed on June 8, 2005).

k.2	Form of Transfer Agency Letter Agreement with Registrant and EquiServe Trust Company, N.A. (Previously filed as Exhibit 99.k.2 filed with Registrant’s Registration Statement on Form N-2/A (File No. 333-119625) filed on November 23, 2004).

k.3	Form of Loan Agreement with Registrant and LaSalle Bank National Association. (Previously filed as Exhibit 99.k.3 filed with Registrant’s Registration Statement on Form N-2/A (File No. 333-119625) filed on November 23, 2004).

k.4	Form of Amendment to Loan Agreement with Registrant and LaSalle Bank National Association. (Previously filed as Exhibit 99.j.2 filed with Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-119625) filed on February 21, 2006).

k.5	Form of Custody Account Pledge Agreement with Registrant and LaSalle Bank National Association. (Previously filed as Exhibit 99.k.4 filed with Registrant’s Registration Statement on Form N-2/A (File No. 333-119625) filed on November 23, 2004).

k.6	Form of Fund Administration Servicing Agreement with Registrant and U.S. Bancorp Fund Services, LLC. (Previously filed as Exhibit 99.k.6 filed with Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-119625) filed on February 21, 2006).

k.7	Form of Fund Accounting Servicing Agreement with Registrant and U.S. Bancorp Fund Services, LLC. (Previously filed as Exhibit 99.k.7 filed with Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-119625) filed on February 21, 2006).

Exhibit
Number	Description
k.8	Form of Credit Agreement with Registrant and Guggenheim Corporate Funding, LLC, et al. (Previously filed as Exhibit 10 filed with Registrant’s Quarterly Report on Form 10-Q (File No. 814-00201) filed on June 9, 2006).

l.	Not applicable.

m.*	Consent of [ ].

n.	Not applicable.

o.	Not applicable.

p.	Not applicable.

q.	Not applicable.

r.	Joint Code of Ethics of the Registrant and The Tokarz Group Advisers LLC. (Previously filed as Exhibit 99.r filed with Registrant’s Post-Effective Amendment No. 2 to Registration Statement on Form N-2 (File No. 333-125953) filed on November 29, 2006).

*	To be filed by amendment.
Item 26. Marketing Arrangements
     The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference and any information concerning any underwriters for a particular offering will be contained in the prospectus supplement related to that offering.
Item 27. Other Expenses of Issuance and Distribution

Commission registration fee	$11,770
NASD filing fee	10,500
Printing and engraving	450,000	*
Accounting fees and expenses	300,000	*
Legal fees and expenses	600,000	*

Total	$1,372,2730	*

*	Figures are estimates.
Item 28. Persons Controlled by or Under Common Control with Registrant
Direct Subsidiaries
     Set forth below is the name of our subsidiary, the state or country under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in such subsidiary:
MVC Financial Services, Inc. (Delaware) 100%
     Our subsidiary is consolidated for financial reporting purposes.
Item 29. Number of Holders of Securities
     The following table sets forth the approximate number of record holders of our common stock at November 20, 2006.

Number of
Title of Class	Record Holders
Common stock, $.01 par value	6,700

Item 30. Indemnification
     The Certificate of Incorporation of the Registrant provides that its directors and officers shall, and its agents in the discretion of the board of directors may be indemnified to the fullest extent permitted from time to time by the laws of Delaware, provided, however, that such indemnification is limited by the Investment Company Act of 1940 or by any valid rule, regulation or order of the Securities and Exchange Commission thereunder. The Registrant’s Fifth Amended and Restated Bylaws, however, provide that the Registrant may not indemnify any director or officer against liability to the Registrant or its security holders to which he or she might otherwise be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of such disabling conduct.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of the court of the issue.
Item 31. Business and Other Connections of Investment Adviser
     A description of any other business, profession, vocation or employment of a substantial nature in which the investment adviser, The Tokarz Group Advisers LLC (the “Adviser”) and each managing director, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “The Company — TTG Advisers.” Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the SEC (SEC File No. 801-67221), and is incorporated herein by reference.
Item 32. Location of Accounts and Records
     We maintain at our principal office physical possession of each account, book or other document required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder.
Item 33. Management Services
     Not applicable.
Item 34. Undertakings
     We hereby undertake:
     (1) to suspend the offering of shares until the prospectus is amended if (a) subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement or (b) our net asset value increases to an amount greater than our net proceeds as stated in the prospectus;
     (2) Not applicable.
     (3) Not applicable.
     (4) (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
     (b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and
     (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (5) that, for the purpose of determining any liability under the Securities Act of 1933, (i) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective; and (ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.
     (6) Not applicable.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Westchester, in the State of New York, on this day, January 23, 2007.

MVC Capital, Inc.
By:	/S/ MICHAEL T. TOKARZ
Michael T. Tokarz
Chairman of the Board

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on January 23, 2007.

SIGNATURE	TITLE
/S/ MICHAEL T. TOKARZ	Chairman of the Board
Michael T. Tokarz

*	Director
Emilio A. Dominianni

*	Director
William Taylor

*	Director
Gerald Hellerman

*	Director
Robert C. Knapp

*	Principal Financial Officer
Peter Seidenberg

/S/ BRUCE W. SHEWMAKER	Attorney-in-Fact
Bruce W. Shewmaker

*	Signed by Bruce W. Shewmaker pursuant to a power of attorney signed by each individual and filed with this registration statement on June 20, 2005.